As filed with the Securities and Exchange Commission on January 13, 1994
                                              Registration No. 33-51487

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
                      ________________________

                  PRE-EFFECTIVE AMENDMENT NO. 1 TO
                              FORM S-4
                       REGISTRATION STATEMENT
                                UNDER
                     THE SECURITIES ACT OF 1933

                      ________________________

                           First Financial
                             Corporation
       (Exact name of registrant as specified in its charter)
                              Wisconsin
                      (State of incorporation)
                             39-1471963
                (I.R.S. Employer Identification No.)

                          1305 Main Street
                   Stevens Point, Wisconsin  54481
                           (715) 341-0400
         (Address, including zip code, and telephone number,
  including area code, of registrant's principal executive offices)

                      Robert M. Salinger, Esq.
                     First Financial Corporation
                          1305 Main Street
                   Stevens Point, Wisconsin  54481
                            715/341-0400
        (Name, address including zip code, and telephone number, including area code, of registrant's agent for service)

                      ________________________

                              Copy to:
                        Stuart G. Stein, Esq.
                           Hogan & Hartson
                     555 Thirteenth Street, N.W.
                       Washington, D.C.  20004
                           (202) 637-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. There securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any state.

                     FIRST FINANCIAL CORPORATION

Cross Reference Sheet Pursuant to Item 501 of Regulation S-K Between Items in Part I of Form S-4 and Prospectus.

          Items of Form S-4             Location in Prospectus

A. INFORMATION ABOUT THE TRANSACTION

1. Forepart of Registration Statement
   and Outside Front Cover Page of
   Prospectus....................... Forepart of Registration
                                     Statement and Outside Front
                                     Cover Page of Prospectus

2. Inside Front and Outside Back
   Cover Pages of Prospectus........ Available Information,
                                     Incorporation by Reference

3. Risk Factors, Ratio of Earnings
   to Fixed Charges and Other
   Information...................... Summary, Certain Considerations,
                                     Comparative Per Share Data,
                                     Price Range of FFC Common
                                     Stock, Price Range of Northland
                                     Common Stock

4. Terms of the Transaction......... Summary, The Merger, The Merger
                                     Agreement

5. Pro Forma Financial Information.. Unaudited Pro Forma Condensed
                                     Combined Financial Information

6. Material Contracts With the
   Company Being Acquired........... Not applicable

7. Additional Information Required
   for Reoffering by Persons and
   Parties Deemed to be
   Underwriters..................... Not applicable

8. Interests of Named Experts and
   Counsel.......................... Not applicable

9. Disclosure of Commission Position
   on Indemnification for Securities
   Act Liabilities.................. Not applicable


B. INFORMATION ABOUT THE REGISTRANT

10.Information with Respect to S-3
   Registrants...................... Summary, Certain
                                     Considerations, Incorporation
                                     by Reference, Description of
                                     FFC Common Stock and Comparison
                                     of Stockholder Rights

11.Incorporation of Certain
   Information by Reference......... Incorporation by Reference

12.Information with Respect to S-2
   or S-3 Registrants............... Not applicable

13.Incorporation of Certain Infor-
   mation by Reference.............. Not applicable

14.Information with Respect to
   Registrants Other Than S-3 or S-2
   Registrants...................... Not applicable


C. INFORMATION ABOUT THE COMPANY BEING ACQUIRED

15.Information with Respect to S-3
   Companies........................ Not applicable

16.Information with Respect to S-2
   or S-3 Companies................. Summary, Incorporation by
                                     Reference, The Merger, The
                                     Merger Agreement, Annex C

17.Information with Respect to
   Companies Other Than S-3 or S-2
   Companies........................ Not applicable


D. VOTING AND MANAGEMENT INFORMATION

18.Information if Proxies, Consents or
   Authorizations are to be
   Solicited........................ Summary, The Merger, The
                                     Merger Agreement, The Northland
                                     Special Meeting, NorthLand
                                     Stock Ownership by Certain
                                     Persons, Description of FFC
                                     Common Stock and Comparison of
                                     Stockholder Rights

19.Information if Proxies, Consents
   or Authorizations are Not to be
   Solicited or in an Exchange
   Offer............................ Not applicable

                   PRELIMINARY PROXY MATERIALS

               NORTHLAND BANK OF WISCONSIN, S.S.B.



            NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                 TO BE HELD ON FEBRUARY 18, 1994





    NOTICE IS HEREBY GIVEN that a special meeting of the stockholders of NorthLand Bank of Wisconsin, S.S.B., a Wisconsin chartered savings and loan association ("NorthLand"), will be held on February 18, 1994, at the Hotel Chequamegon, 101 Lake Shore Drive, Ashland, Wisconsin, commencing at
2:00 p.m., local time, to consider and vote upon the following matters described in the accompanying Proxy Statement-Prospectus:


    1. The approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 13, 1993, among NorthLand, First Financial Corporation, a Wisconsin corporation ("FFC"), and First Financial Bank, FSB, a federally chartered savings bank wholly owned by FFC ("FF Bank"), including the Combination Agreement attached thereto, pursuant to which, among other things, (i) NorthLand will be merged with and into FF Bank, which will be the surviving corporation following the merger (the "Surviving Corporation") and (ii) each issued and outstanding share of common stock of NorthLand will be converted into the right to receive common stock of FFC, as provided in the Merger Agreement.

    2. The transaction of such other business as may properly come before the special meeting or any adjournment or postponement thereof.

    The record date for determining stockholders entitled to notice of, and to vote at, the special meeting has been fixed by the Board of Directors as of the close of business on January 11, 1994. Such holders may vote in person or by proxy.

    Whether or not you plan to attend the meeting, please complete, date, sign and return the enclosed proxy card promptly to ensure that your vote will be counted. A return envelope is enclosed for your convenience and requires no postage for mailing in the United States. Your proxy may be revoked in the manner described in the accompanying Proxy Statement-Prospectus at any time before it has been voted at the special meeting.


                              By Order of the Board of Directors
                              Michael V. Masterson
                              President and CEO



Ashland, Wisconsin

January ___, 1994

               NORTHLAND BANK OF WISCONSIN, S.S.B.

                  PROXY SOLICITED ON BEHALF OF
                     THE BOARD OF DIRECTORS



    The undersigned hereby appoints Michael V. Masterson and Jeffrey A.
Beirl, or either of them, proxies of the undersigned, with full power to act without the other and with full power of substitution, to vote all shares of Common Stock of NorthLand held of record by the undersigned as of the close of business on January 11, 1994, at the Special Meeting of Shareholders of NorthLand Bank of Wisconsin, S.S.B. ("NorthLand") to be held on February 18, 1994 at 2:00 p.m., and at any adjournments thereof, as indicated below:


    1. The approval and adoption of the Agreement and Plan of Merger (the "Merger Agreement") dated as of October 13, 1993, among NorthLand, First Financial Corporation ("FFC") and First Financial Bank, FSB ("FF Bank"), including the Combination Agreement attached thereto, pursuant to which, among other things, (i) NorthLand will be merged with and into FF Bank, which will be the surviving corporation following the merger and (ii) each issued and outstanding share of common stock of NorthLand will be converted into the right to receive common stock of FFC, as provided in the Merger Agreement.


          []   FOR        []   AGAINST         []   ABSTAIN


    2. With discretionary power upon any and all other business that may properly come before the Special Meeting or any adjournment thereof.



      The Board of Directors recommends a vote FOR Item 1.


    The shares of Common Stock represented by this proxy will be voted as directed. If no direction is specified, the shares of Common Stock will be voted FOR Item 1 and in accordance with the judgment of the proxies upon other business that may properly come before the Special Meeting or any adjournment thereof.






                                   Dated
                                        ___________________________, 1994
                                        ___________________________
                                        ___________________________

                                        Shareholder(s) Sign Here


                               Please sign exactly as your name appears on this proxy appointment form, giving your full title if signing as attorney or fiduciary. If shares are held jointly, each joint owner should sign. If a corporation, please sign in full corporate name, by duly authorized officer. If a partnership, please sign in partnership name by authorized person.







PLEASE MARK, SIGN, DATE AND RETURN THIS APPOINTMENT OF PROXY FORM
                PROMPTLY IN THE ENCLOSED ENVELOPE

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be exchanged or sold nor may offers to exchange or buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to exchange or sell or the solicitation of an offer to exchange or buy nor shall there be any exchange or sale of these securities in any State in which such offer, solicitation, exchange or sale would be unlawful prior to registration or qualification under the securities laws of any such State.




SUBJECT TO COMPLETION -- JANUARY ___, 1994


                         NORTHLAND BANK OF WISCONSIN, S.S.B.

                             PRELIMINARY PROXY STATEMENT


                             FIRST FINANCIAL CORPORATION

                                     PROSPECTUS
                             1,300,000 Shares of Common Stock


             This Proxy Statement-Prospectus is being furnished to the stockholders of NorthLand Bank of Wisconsin, S.S.B. ("NorthLand") in connection with the solicitation of proxies by the Board of Directors of NorthLand for use at the special meeting of stockholders of NorthLand to be held on February 18, 1994 (the "NorthLand Special Meeting").

             At the NorthLand Special Meeting, stockholders will be asked to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger (the "Merger Agreement") dated October 13, 1993, among NorthLand, First Financial Corporation ("FFC") and First Financial Bank, FSB ("FF Bank"), including the Combination Agreement set forth at Exhibit 1.01 thereto, pursuant to which, among other things, NorthLand will be merged with and into FF Bank (the "Merger"), with FF Bank continuing as the surviving corporation following the Merger (the "Surviving Corporation").

             This Proxy Statement-Prospectus also constitutes the Prospectus of FFC with respect to the shares of common stock of FFC, par value $1.00 per share ("FFC Shares"), to be issued in the Merger in exchange for all issued and outstanding shares of NorthLand common stock, par value $1.00 per share ("NorthLand Shares"). Upon the consummation of the Merger, as described in this Proxy Statement-Prospectus, each NorthLand Share will be converted into the right to receive the number of FFC Shares that is determined pursuant to a formula based upon the "NorthLand Share Value" and the "FFC Share Value" (as hereinafter defined). See "The Merger -- General."

             The common stock of FFC, par value $1.00 per share ("FFC Common Stock"), is quoted on the National Association of Securities Dealers Automated Quotation-National Market System ("NASDAQ-NMS") under the trading symbol "FFHC." The closing price of FFC Common Stock, as reported on NASDAQ-NMS on January ___, 1994 was $______ per share, and on August 27, 1993, the last full trading day preceding public announcement of the proposed Merger, was $14.00 per share. See "Price Range of FFC Common Stock." The common stock of NorthLand, par value $1.00 per share ("NorthLand Common Stock"), is traded in the over-the-counter market, but, due to the low volume of trading activity and other factors, there is considered to be no established public trading market for the NorthLand Common Stock. See "Price Range of NorthLand Common Stock."

             This Proxy Statement-Prospectus, the notice of the NorthLand Special Meeting and the form of proxy solicited in connection therewith are first being mailed to stockholders of NorthLand on or about January ___, 1994.

             Shareholders of NorthLand should consider carefully the factors under "Certain Considerations."

              THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY
               THE SECURITIES AND EXCHANGE COMMISSION ("COMMISSION"),
  THE OFFICE OF THRIFT SUPERVISION ("OTS"), OR ANY STATE SECURITIES COMMISSION,
     NOR HAS THE COMMISSION, OTS, OR ANY STATE SECURITIES COMMISSION,
 PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT-PROSPECTUS.
         ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


      The date of this Proxy Statement-Prospectus is January ___, 1994.

                                                   (Continued on Next Page)

    The information set forth in this Proxy Statement-Prospectus concerning NorthLand has been furnished by NorthLand. The information set forth in this Proxy Statement-Prospectus concerning FFC and FF Bank has been furnished by FFC. The description of the Merger Agreement and other documents in this Proxy Statement-Prospectus is qualified by reference to the text of those documents, copies of which will be provided promptly without charge upon a written or oral request addressed to Kenneth F. Csinicsek, Senior
Vice President, First Financial Corporation, 1305 Main Street, Stevens Point, Wisconsin 54481, telephone: (715)345-4602.

    Shares of FFC Common Stock are not savings accounts or deposits and are not insured by the Savings Association Insurance Fund ("SAIF") as administered by the Federal Deposit Insurance Corporation ("FDIC") or any other governmental authority.

                      AVAILABLE INFORMATION


    FFC is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference room of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, copies of such materials are available for inspection and reproduction at the public reference facilities of the Commission at its New York regional office, 75 Park Place, 14th Floor, New York, New York 10007; and at its Chicago regional office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

    FFC has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), relating to the FFC Shares to be issued in connection with the Merger. As permitted by the rules and regulations of the Commission, this Proxy Statement-Prospectus does not contain all of the information set forth in the Registration Statement. Such additional information may be obtained from the Commission's principal office in Washington, D.C. as set forth above. Statements contained in this Proxy Statement-Prospectus or in any document incorporated by reference herein as to the contents of any contract or other document are not necessarily complete and, in each instance where such contract or document as an exhibit to the Registration Statement, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

    NorthLand also is subject to the informational reporting requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the OTS. Such reports, proxy statements and other information can be inspected and copied at the Information Services OTS, 1700 G Street, N.W., Washington, D.C. 20552, at prescribed rates.


                   INCORPORATION BY REFERENCE

    The following documents filed with the Commission by FFC (File No. 0-11889) pursuant to the Exchange Act are incorporated by reference in this Proxy Statement-Prospectus:

    1. FFC's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

    2. FFC's Quarterly Reports on Form 10-Q for each of the quarters ended March 31, 1993, June 30, 1993 and September 30, 1993.

    3. FFC's Current Reports on Form 8-K for the events on January 4, January 22, April 14, July 14, August 30, October 12 and October 13, 1993.

    In lieu of incorporating by reference the description of FFC Common
Stock which is contained in a Registration Statement filed under the Exchange Act, such description is included in this Proxy Statement-Prospectus. See "Description of FFC Common Stock and Comparison of Stockholder Rights."

    The following documents filed with the OTS by NorthLand (File No. 1934) pursuant to the Exchange Act are incorporated by reference to this Proxy Statement-Prospectus:

    1. NorthLand's Annual Report on Form 10-K for the fiscal year ended September 30, 1993.

    All documents and reports filed by FFC and NorthLand pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement-Prospectus and prior to the Merger shall be deemed to be incorporated by reference in this Proxy Statement-Prospectus and to be part hereof from the dates of filing of such documents or reports. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement-Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement-Prospectus.

    This Proxy Statement-Prospectus incorporates documents by reference which are not presented herein or defined herewith. Such documents (other than exhibits to such documents unless such exhibits are specifically incorporated by reference) are available, without charge, to any person, including any NorthLand stockholder and any beneficial owner of NorthLand Common Stock, to whom this Proxy Statement-Prospectus is delivered, on written or oral request to FFC at 1305 Main Street, Stevens Point, WI 54481,
Attn: Kenneth Csinicsek, telephone: (715)345-4602. In order to ensure timely delivery of the documents, requests should be received by February 8, 1994.

    No person is authorized to give any information or make any representation other than those contained or incorporated by reference in this Proxy Statement-Prospectus, and, if given or made, such information or representation should not be relied upon as having been authorized. This Proxy Statement-Prospectus does not constitute an offer to exchange or sell, or a solicitation of an offer to exchange or purchase, the securities offered by this Proxy Statement-Prospectus, or the solicitation of a proxy, in any jurisdiction in which such offer or solicitation is not authorized or to or from any person to whom it is unlawful to make such offer or solicitation.

                        TABLE OF CONTENTS
                                                            Page

AVAILABLE INFORMATION. . . . . . . . . . . . . . . . . . .   3
INCORPORATION BY REFERENCE . . . . . . . . . . . . . . . .   3
SUMMARY. . . . . . . . . . . . . . . . . . . . . . . . . .   7
  General. . . . . . . . . . . . . . . . . . . . . . . . .   7
  The Companies. . . . . . . . . . . . . . . . . . . . . .   7
  The Merger . . . . . . . . . . . . . . . . . . . . . . .   9
  The NorthLand Special Meeting. . . . . . . . . . . . . .  10
  The Cornwell Valuation Report. . . . . . . . . . . . . .  11
  The Baird Fairness Opinion . . . . . . . . . . . . . . .  11
  Termination. . . . . . . . . . . . . . . . . . . . . . .  11
  Regulatory Approvals . . . . . . . . . . . . . . . . . .  11
  Exchange of NorthLand Common Stock Certificates. . . . .  11
  Accounting Treatment . . . . . . . . . . . . . . . . . .  12
  Certain Federal Income Tax Consequences. . . . . . . . .  12
  Dissenters' Rights . . . . . . . . . . . . . . . . . . .  12
  Comparison of Stockholder Rights . . . . . . . . . . . .  12
  Summary Consolidated Financial and Other Data. . . . . .  12
CERTAIN CONSIDERATIONS . . . . . . . . . . . . . . . . . .  16
  Issuance of FFC Common Stock . . . . . . . . . . . . . .  16
  Legislative and General Developments . . . . . . . . . .  16
  Potentially Adverse Impact of Interest Rate Changes. . .  17
COMPARATIVE PER SHARE DATA . . . . . . . . . . . . . . . .  17
PRICE RANGE OF FFC COMMON STOCK. . . . . . . . . . . . . .  19
PRICE RANGE OF NORTHLAND COMMON STOCK. . . . . . . . . . .  19
THE NORTHLAND SPECIAL MEETING. . . . . . . . . . . . . . .  20
  General. . . . . . . . . . . . . . . . . . . . . . . . .  20
  Proxies. . . . . . . . . . . . . . . . . . . . . . . . .  20
  Record Date and Voting Rights. . . . . . . . . . . . . .  20
  Recommendation . . . . . . . . . . . . . . . . . . . . .  21
THE MERGER . . . . . . . . . . . . . . . . . . . . . . . .  21
  General. . . . . . . . . . . . . . . . . . . . . . . . .  21
  Exchange Ratio . . . . . . . . . . . . . . . . . . . . .  21
  Exchange of NorthLand Stock Certificates . . . . . . . .  22
  Background of and Reasons for the Merger . . . . . . . .  23
  Recommendation of the NorthLand Board of Directors . . .  24
  The Cornwell Valuation Report. . . . . . . . . . . . . .  25
  The Baird Fairness Opinion . . . . . . . . . . . . . . .  25
  Interest of Certain Person in the Merger . . . . . . . .  25
  Accounting Treatment . . . . . . . . . . . . . . . . . .  25
  Certain Federal Income Tax Consequences. . . . . . . . .  25
  Regulatory Matters . . . . . . . . . . . . . . . . . . .  26
  Restrictions on Resales by Affiliates. . . . . . . . . .  26

                                                            Page

THE MERGER AGREEMENT . . . . . . . . . . . . . . . . . . .  26
  The Merger . . . . . . . . . . . . . . . . . . . . . . .  27
  Sale of Consumer Finance Subsidiary. . . . . . . . . . .  27
  Representations and Warranties . . . . . . . . . . . . .  27
  Certain Covenants. . . . . . . . . . . . . . . . . . . .  28
  Solicitation of Other Transactions and Break-Up Fee. . .  28
  Conditions to the Merger . . . . . . . . . . . . . . . .  28
  Termination. . . . . . . . . . . . . . . . . . . . . . .  29
  Expenses . . . . . . . . . . . . . . . . . . . . . . . .  29
PRO FORMA COMBINED FINANCIAL INFORMATION . . . . . . . . .  29
NORTHLAND STOCK OWNERSHIP BY CERTAIN PERSONS . . . . . . .  36
DESCRIPTION OF FFC COMMON STOCK & COMPARISON OF
 STOCKHOLDER RIGHTS. . . . . . . . . . . . . . . . . . . .  36
  Authorized Capital Stock . . . . . . . . . . . . . . . .  36
  FFC Common Stock . . . . . . . . . . . . . . . . . . . .  37
  Articles of Incorporation and Bylaw Provisions . . . . .  37
  Applicable Law . . . . . . . . . . . . . . . . . . . . .  39
EXPERTS. . . . . . . . . . . . . . . . . . . . . . . . . .  40
ANNEX A -- Fair Market Valuation Report of J.G. Cornwell & Company ANNEX B -- Opinion of Robert W. Baird & Co. Incorporated
ANNEX C -- NorthLand Bank of Wisconsin, S.S.B. 1993 Annual Report to
Shareholders

                             SUMMARY

     The following is a brief summary of certain information contained elsewhere in this Proxy Statement-Prospectus and is not intended to be complete. It is qualified in its entirety by reference to the more detailed information contained elsewhere in this Proxy Statement-Prospectus, the accompanying annexes and the documents incorporated herein by reference.

General

     This Proxy Statement-Prospectus, the notice of the NorthLand Special Meeting and the form of proxy solicited in connection therewith are first being mailed to stockholders of NorthLand on or about January ___, 1994. At the NorthLand Special Meeting, the stockholders of NorthLand will consider and vote upon a proposal to approve and adopt the Merger Agreement.

The Companies

     First Financial Corporation. FFC, which was formed in 1984, conducts business as a multiple savings and loan holding company. As a Wisconsin corporation, FFC is authorized to engage in any activity permitted by the Wisconsin Business Corporation Law. With total assets in excess of $4.7 billion as of September 30, 1993, the principal business of FFC is the business of its banking subsidiaries, FF Bank and First Financial-Port Savings Bank, F.S.B. ("Port Savings"). FF Bank and Port Savings are sometimes collectively referred to as the "Banks." FF Bank had total assets of approximately $4,631 million as of September 30, 1993, representing 97.87% of FFC's total assets as of that date, while Port Savings had total assets of approximately $101 million as of September 30, 1993, representing only 2.13% of FFC's total assets.

     The mailing address and telephone number of FFC's principal executive offices are 1305 Main Street, Stevens Point, Wisconsin 54481,
telephone: (715)341-0400. For further information regarding FFC, see the documents incorporated by reference herein as to FFC.

     First Financial Bank, FSB. FF Bank is a federally chartered, stock savings institution whose deposits are insured by the SAIF, as administered by the FDIC. Business is conducted through 117 full-service branch offices, one limited loan origination office, an insurance agency and an appraisal company in both Wisconsin and Illinois. Based on the total assets of $4.6 billion at September 30, 1993, FF Bank is the largest thrift institution headquartered in Wisconsin. The principal mortgage lending area of FF Bank is Wisconsin and Illinois. In addition to real estate loans, FF Bank originates a significant volume of consumer loans, manufactured housing loans, credit card loans and student loans. Consumer, home equity and student lending activities are principally conducted in Wisconsin and Illinois, while the credit card base and resulting loans are principally centered in the Midwest. Manufactured housing lending activity is conducted in Wisconsin, Illinois and other Midwestern states. A significant portion of real estate loans generated are sold in the secondary market and to other financial institutions with FF Bank retaining the servicing of those loans. FF Bank offers brokerage services and also operates a full-line independent insurance agency and a real estate appraisal company.

     FF Bank has grown significantly through mergers and acquisitions since its stock conversion in 1980, when FF Bank had total assets of $244 million and 14 branch offices in central Wisconsin. In 1984, First Financial and First State Savings of Wisconsin, concurrently with First State's stock conversion, combined to form FFC, which operated as a multiple savings and loan holding company from 1984 until August 1985 when FFC acquired First Savings Association of Wisconsin. At that time, all three institutions were merged into FF Bank. In 1988, FF Bank acquired National Savings and Loan Association of Milwaukee, Wisconsin through a merger conversion. By the end of 1988, FF Bank's total assets had grown to $2.3 billion and FF Bank operated 63 full-service banking offices throughout Wisconsin.

     Beginning in 1992, FF Bank expanded into southern Illinois (suburban
St. Louis) and the Peoria, Illinois markets by acquiring Illini Federal Savings and Loan Association of Fairview Heights in a voluntary supervisory merger conversion and by purchasing the deposits and nine branch banking offices of two former Peoria thrifts from the Resolution Trust Corporation ("RTC"). In 1990, FF Bank also acquired two western Wisconsin branch bank offices from the RTC. During 1992, FF Bank acquired ten additional branch banking offices in the Peoria market, including eight from LaSalle Talman Bank, FSB, and two from the RTC. In 1993, FF Bank acquired Westinghouse Federal Bank, FSB, d/b/a United Federal Bank ("United") of Galesburg, Illinois. As part of the acquisition, United was merged into FF Bank and its twenty branches now operate as branch banking offices of FF Bank. Also in 1993, FF Bank acquired four branch banking offices in the Quincy, Illinois area from Citizens Federal Bank of Miami, Florida.

     While pursuing its strategy of expansion by acquisition in Wisconsin and Illinois, management of FF Bank has also curtailed certain lending activities outside of the Midwest in recent years. In 1988, FF Bank liquidated its West Coast mortgage banking operation which FF Bank had acquired as part of the acquisition of a troubled thrift institution in 1985. This operation had incurred continuing operating losses. In 1988, FF Bank sold a portion of its credit card loan portfolio, totalling $44.8 million, consisting of loans concentrated in California, Texas and the Northeastern states. FF Bank's credit card lending activities are now focused on Wisconsin, Illinois and other Midwestern states. During 1989, FF Bank curtailed manufactured housing lending outside of the Midwest.

     FF Bank is a member of the Federal Home Loan Bank System. FF Bank is subject to comprehensive examination, supervision and regulation by the OTS and the FDIC, and is regulated by the Board of Governors of the Federal Reserve System as to reserves required to be maintained against deposits and certain other matters.

     The mailing address and telephone number of FF Bank's principal executive offices are 1305 Main Street, Stevens Point, Wisconsin 54481;
(715)341-0400. For further information regarding FF Bank, see the documents incorporated by reference herein as to FFC.

     NorthLand Bank of Wisconsin, S.S.B. NorthLand was chartered in 1902 as Ashland Savings and Loan Association. In 1976, its name was changed to NorthLand Savings and Loan Association, and effective August 8, 1989, the stockholders voted to change its name to NorthLand Bank of Wisconsin, S.S.B. On August 4, 1986, NorthLand converted from a state-chartered mutual association to a state-chartered capital stock association. During the period between 1982 and 1987, NorthLand experienced significant growth through the addition and acquisition of branch offices. NorthLand presently has eight offices all located in the northern part of Wisconsin.

     The business of NorthLand is primarily that of obtaining savings deposits from the general public and making loans secured by first mortgage liens on residential and other real estate to enable borrowers to purchase or refinance the collateralized property. Funds for lending are provided primarily by savings deposits, repayment of loans and the sale of loans. NorthLand's revenues are derived primarily from interest and fees received in connection with its real estate loans, while interest paid on its deposit accounts and borrowings constitutes its largest expense. Its principal expenses are interest paid on savings accounts and overhead expenses in the operation of the Bank's various offices. The mailing address and telephone number of NorthLand's principal executive offices are 221 Fourth Avenue West, Ashland, Wisconsin 54806; (715)682-9371. For further information regarding NorthLand, see NorthLand's 1993 Report to Shareholders attached as Annex C hereto and the documents incorporated by reference herein as to NorthLand.

The Merger

     Under the Merger Agreement, after satisfaction or waiver of all the conditions described therein, NorthLand will merge with and into FF Bank, which will be the Surviving Corporation, and all issued and outstanding NorthLand Shares will be converted into the right to receive FFC Shares.

     The number of FFC Shares into which each NorthLand Share will be converted by virtue of the Merger will be such number of FFC Shares as is equal to 130% of the NorthLand Share Value, as defined below, divided by the FFC Share Value, as defined below, rounded to the nearest hundredth (.01). In the event that the FFC Share Value is less than $12.00, FFC shall have the right to terminate the Merger Agreement. In the event that the FFC Share Value exceeds $17.00, the consideration for the NorthLand Shares shall be calculated as follows: the below-listed percentages of the NorthLand Share Value shall be divided by the FFC Share Value and rounded to the nearest hundredth (.01) in order to determine the number of FFC Shares to be granted to the NorthLand stockholders:

                                           % of
                                        NorthLand
              FFC Share Value          Share Value

               $17.01 -- $18.00          131.25%
                18.01 --  19.00          132.50%
                19.01 --  20.00          133.75%
                20.01 and over           135.00%

     "NorthLand Share Value" means the tangible net worth (as defined below) of NorthLand as of the end of the month immediately preceding the closing date for the Merger, divided by the number of issued and outstanding NorthLand Shares on the closing date. The tangible net worth of NorthLand shall be the audited September 30, 1993 stockholder's equity of NorthLand, reduced by the then-outstanding cost in excess of net assets of acquired businesses, adjusted by an amount equal to the Normalized Net Income of NorthLand, as defined below, from October 1, 1993 to the last day of the month preceding the closing date. "Normalized Net Income" means NorthLand's after-tax net income as reported in accordance with generally accepted accounting principles less the after-tax effect of the following: (i) gains on sales of assets, other than gains on sales of newly originated fixed-rate mortgage loans in the ordinary course of business and consistent with past practice, and other than gains realized from the sale of North Land Finance, Inc., NorthLand's wholly owned consumer finance subsidiary; (ii) changes in income arising from changes in accounting estimates exceeding $1,000 and (iii) changes in income arising from changes in accounting principles. Any adjustments to valuation allowances or reserves for loan losses, whether relating to periods before or after September 30, 1993, also shall be deducted from Normalized Net Income. NorthLand has agreed to record additional reserves and liabilities totalling $316,500 with respect to certain loans, environmental matters and a legal proceeding, which amount will be deducted from Normalized Net Income. These reserves primarily reflect nonreimbursable, borrower-related, cleanup costs, certain of which are based upon the results of environmental studies completed after September 30, 1993. The deduction for these reserves will be offset by the net after-tax gain from the sale of NorthLand's consumer finance subsidiary. See "The Merger Agreement -- Sale of Consumer Finance Subsidiary." It is the policy of FFC to provide estimated reserves for such costs. For the purposes of determining the tangible net worth of NorthLand, the Normalized Net Income of NorthLand can either be a positive or negative number.

     "FFC Share Value" means the average of the average bid price, as quoted on the NASDAQ-NMS, for FFC Common Stock for each of the five trading days immediately preceding the third business day prior to the closing date.

     In lieu of receiving a fractional FFC Share, a holder of NorthLand Shares otherwise entitled to a fractional share will receive cash equal to
(i) the last per share sales price of FFC Common Stock on the third trading day immediately preceding the closing date, as reported on NASDAQ-NMS, multiplied by (ii) the fraction of a FFC Share to which such holder would otherwise be entitled.

     Using a NorthLand Share Value estimated and determined as of September 30, 1993, and an FFC Share Value determined using the average bid prices for the five trading days ending on and including December 31, 1993, each NorthLand Share would be converted into 1.6652 FFC Shares upon consummation of the Merger. The precise number of FFC Shares into which each NorthLand Share will be converted by virtue of the Merger will likely vary from this estimate and will be determined at the time the Merger is effective.

     If the Merger Agreement is approved and adopted, and the Merger is consummated, the FF Bank's charter and bylaws will be the charter and bylaws of the Surviving Corporation and the directors and officers of FF Bank will be the initial directors and officers of the Surviving Corporation.

     The Merger is subject to the satisfaction or waiver of certain conditions, including, among others, approval of the Merger by the holders of a majority of the NorthLand Shares represented at the NorthLand Special Meeting, the effectiveness under the Securities Act of the Registration Statement with respect to the issuance of FFC Shares in the Merger, the applicability of pooling-of-interests accounting and the receipt of legal opinions. See "The Merger Agreement -- Conditions to the Merger." Consummation of the Merger is also subject to certain regulatory matters, including the approval of the OTS and the Wisconsin Commissioner of Savings and Loan ("Wisconsin Commissioner"). See "The Merger -- Regulatory Matters."

     It is anticipated that the Merger will become effective as promptly as practicable after the requisite stockholder approval has been obtained and all other conditions to the Merger have been satisfied or waived (the "Effective Time").

The NorthLand Special Meeting

     The NorthLand Special Meeting will be held at the Hotel Chequamegon,
101 Lake Shore Drive, Ashland, Wisconsin on February 18, 1994, at 2:00 p.m., local time, at which time the holders of record of the NorthLand Shares at the close of business on January 11, 1994 (the "NorthLand Record Date"), will be asked to consider and vote upon a proposal to approve and adopt the Merger Agreement. The affirmative vote of the holders of a majority of the NorthLand Shares represented at the NorthLand Special Meeting is required pursuant to the Merger Agreement to approve and adopt the Merger Agreement.

     All of the directors of NorthLand , who had or shared the right to vote an aggregate of 165,688 shares of NorthLand Common Stock, or approximately 33.53% of the issued and outstanding shares of NorthLand Common Stock as of the NorthLand Record Date, have each entered into an agreement with FFC, pursuant to which each of them has agreed, among other things, to vote all NorthLand Common Stock in which such stockholder has the right to vote in favor of the approval and adoption of the Merger Agreement. No consideration was paid to any of them for entering into such agreement. FFC required that such agreements be executed and delivered to them as a condition to FFC entering into the Merger Agreement. See "The NorthLand Special Meeting."

     The Board of Directors of NorthLand believes that the terms of the Merger Agreement are fair to, and in the best interests of NorthLand and its stockholders. Accordingly, the Board of Directors of NorthLand has approved the Merger Agreement and recommends that holders of NorthLand Shares vote FOR approval and adoption of the Merger Agreement. See "The Merger -- Background of and Reasons for the Merger."

     For a discussion of the factors considered by the Board of Directors in reaching its decision, see "The Merger -- Background of and Reasons for the Merger."

The Cornwell Valuation Report

     On January 14, 1993, J.G. Cornwell & Company ("Cornwell") delivered to NorthLand a Fair Market Valuation Report (the "Cornwell Valuation Report") setting forth Cornwell's analysis of the prospective future fair market value of the outstanding NorthLand Common Stock. Cornwell concluded, among other things, that the fair market value of outstanding NorthLand Common Stock during the next five years would likely be within a range of 75% to 85% of the book value per share using a price to book value method of valuation. NorthLand utilized the Cornwell Valuation Report on a preliminary basis when deciding to continue discussions with FFC prior to negotiating and approving the Merger Agreement. See "The Merger -- The Cornwell Valuation Report." A copy of the Cornwell Valuation Report is attached as Annex A to this Proxy Statement-Prospectus.

The Baird Fairness Opinion

     On January 13, 1994, Robert W. Baird & Co. Incorporated ("Baird") delivered its written opinion to the Board of Directors of NorthLand to the effect that, as of the date of its opinion, the exchange ratio set forth in the Merger Agreement, which will be used to determine the number of shares of FFC Common Stock into which each NorthLand Share will be converted in the Merger, is fair to the NorthLand stockholders from a financial point of view. The opinion of Baird sets forth the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion. See "The Merger -- The Baird Fairness Opinion." A copy of Baird's opinion letter dated January 13, 1994 is attached as Annex B to this Proxy Statement-Prospectus and should be read carefully by NorthLand stockholders in its entirety.

Termination

     The Merger Agreement is subject to termination at the option of NorthLand, FFC or FF Bank if the Merger is not consummated before October 14, 1994, or prior to such time upon the occurrence of certain events. See "The Merger Agreement -- Termination."

Regulatory Approvals

     In order for the Merger to be consummated, the approvals of the Wisconsin Commissioner and the OTS must be obtained. Applications are pending to obtain such approvals.

Exchange of NorthLand Common Stock Certificates

     Upon consummation of the Merger, each holder of a certificate(s) representing NorthLand Shares issued and outstanding immediately prior to the Merger will, upon the surrender thereof (duly endorsed, if required) to Norwest Bank Minnesota, N.A. (the "Exchange Agent"), be entitled to receive a certificate(s) representing the number of whole FFC Shares into which such NorthLand Shares will have been automatically converted as a result of the Merger. The Exchange Agent will mail a letter of transmittal with instructions to all holders of record of NorthLand Shares as of the Effective Time for use in surrendering their NorthLand stock certificates in exchange for certificates representing FFC Shares. Certificates should not be surrendered until the letter of transmittal and instructions are received. See "The Merger -- Exchange of NorthLand Stock Certificates."

Accounting Treatment

     Consummation of the Merger is intended to qualify as a "pooling-of-interests" for accounting and financial reporting purposes. Consummation of the Merger is conditioned upon the Merger so qualifying. See "The Merger -- Accounting Treatment."

Certain Federal Income Tax Consequences

     The Merger is intended to constitute a tax-free exchange for federal income tax purposes. See "The Merger -- Certain Federal Income Tax Consequences."

Dissenters' Rights

     The holders of the NorthLand Common Stock are not entitled to dissenters' rights with respect to the Merger.

Comparison of Stockholder Rights

     If the Merger Agreement is approved and adopted and the Merger is consummated, the holders of NorthLand Common Stock will become holders of FFC Common Stock. There are differences between the rights of FFC stockholders and NorthLand stockholders. For example, FFC's articles of incorporation, unlike NorthLand's, authorize the issuance of preferred stock. FFC's articles of incorporation contain numerous anti-takeover provisions, while NorthLand's do not. Approval of certain mergers involving NorthLand do not require stockholder approval, whereas these types of transactions involving FFC generally would require shareholder approval. See "Description of FFC Common Stock and Comparison of Stockholder Rights" for a summary of the material differences between the rights of holders of FFC Shares and NorthLand Shares.

Summary Consolidated Financial and Other Data

     The following tables present summary historical financial data for NorthLand and FFC and summary pro forma financial data of NorthLand and FFC combined as of the dates and for the periods indicated. This financial data is based upon the consolidated financial statements of NorthLand and FFC and on pro forma financial information of NorthLand and FFC and should be read in conjunction with the consolidated financial statements and the notes thereto of NorthLand and FFC and the pro forma condensed combined financial information and notes thereto appearing elsewhere in this Proxy Statement-Prospectus. The condensed combined financial information has been prepared based on the pooling-of-interests method of accounting and on the assumption that an aggregate of 906,533 FFC Shares are issued for the NorthLand Shares in the Merger. See "Pro Forma Condensed Combined Financial Information."
Amounts at September 30, 1993 with respect to FFC are unaudited. The pro forma amounts are not necessarily indicative of results which will be obtained on a combined basis. All adjustments necessary for a fair presentation of financial position and results of operations of interim periods have been included.

SELECTED HISTORICAL FINANCIAL INFORMATION
NORTHLAND BANK OF WISCONSIN, S.S.B.

                                                            At or For the Year Ended September 30,

                                                       1993       1992       1991      1990       1989

                                           (in thousands, except per share amounts)

Selected financial condition data:
 Total assets                                        $128,660   $131,770   $135,686   $130,825   $129,594
 Mortgage-related securities                           18,623     25,629     28,267     26,248     26,573
 Loans receivable, including loans available
   for sale                                            95,666     89,058     88,298     83,131     80,893
 Intangible assets                                        726        834        941      1,064      1,201
 Deposits                                             114,452    119,299    123,041    118,731    115,762
 Borrowings                                             1,000      1,000      1,000          0      1,968
 Stockholders' equity                                  11,186      9,962     10,142      9,984     10,555
 Common shares outstanding (actual number of
   shares)                                            494,148    494,148    494,148    494,148    494,148
 Book value per share                                $  22.64   $  20.16   $  20.52   $  20.20   $  21.36
 Tangible book value per share                       $  21.17   $  18.47   $  18.62   $  18.05   $  18.93
Selected operating information:
 Interest income                                     $ 11,233   $ 12,172   $ 13,092   $ 12,965   $ 13,211
 Interest expense                                       5,302      6,813      8,348      8,597      9,026
 Net interest income                                    5,931      5,359      4,744      4,368      4,185
 Provision for losses on loans                            447      1,615        733      1,119        746
                                                        5,484      3,744      4,011      3,249      3,439
 Noninterest income                                     1,392      1,544      1,209        830      1,248
 Noninterest expense                                    4,981      4,960      4,458      4,345      4,123
 Net income (loss) before income taxes and
   accounting change                                    1,895        328        762       (266)       564
 Income taxes (benefits)                                  787        211        308        (66)       230
 Net income (loss) before accounting change             1,108        117        454       (200)       334
 Cumulative effect of a change in accounting
   principle                                              353          0          0          0          0
 Net income (loss)                                   $  1,461   $    117   $    454   $   (200)  $    334
 Earnings per share:
    Income (loss) before change in accounting
      principle                                      $   2.24   $   0.24   $   0.92   $ ( 0.40)  $   0.68
    Cumulative effect of a change in accounting
      principle                                          0.72       0.00       0.00       0.00       0.00
    Net income (loss)                                $    .96   $   0.24   $   0.92   $ ( 0.40)  $   0.68

 Dividends per share                                 $   0.48   $   0.60   $   0.60   $   0.75   $   0.65
 Weighted average common equivalent share                 494        494        494        494        494
Key ratios and other data:
 Return on average assets (before accounting change)     0.85%      0.09%      0.35%     -0.15%      0.25%
 Return on average equity (before accounting change)    10.48%      1.16%      4.51%     -1.95%      6.96%
 Average equity to average assets                        8.12%      7.45%      7.89%      7.80%      7.60%
 Number of full service banking offices at end of year      8          8          8          8          8
   Regulatory capital ratios:
       Tangible capital                                  8.17%      6.96%      6.83%       N/A        N/A
       Core capital                                      8.72%      7.60%      7.53%       N/A        N/A
       Risk based capital                               14.36%     13.12%     12.46%       N/A        N/A

/TABLE

SELECTED HISTORICAL FINANCIAL INFORMATION
FIRST FINANCIAL CORPORATION

                                   At or For The Nine Months
                                      Ended September 30,
                                                                          At or For the Year Ended December 31,


                                         1993        1992        1992        1991        1990        1989         1988

                                                          (in thousands, except per share amounts)
Selected financial condition data:
   Total assets                      $ 4,731,543 $ 3,807,607 $ 3,908,286 $ 3,220,002 $ 3,142,293 $ 2,456,695 $ 2,300,129
   Mortgage-related securities         1,316,429   1,307,062   1,301,589     893,733     569,085     162,056      68,136
   Loans receivable, including loans
       available for sale              2,836,675   2,155,767   2,210,717   1,991,503   2,169,180   1,980,208   1,958,309
    Intangible assets                     33,004      24,405      23,278      20,388      23,178       5,505       6,197
    Deposits                           4,089,930   3,285,063   3,206,112   2,935,645   2,883,214   2,098,234   1,969,217
    Borrowings                           324,036     256,013     461,948      77,243      60,351     177,253     155,568
    Stockholders' equity                 221,078     186,091     194,095     164,535     149,576     137,081     126,248
    Common shares outstanding
      (actual number of shares)       23,560,066  23,179,280  23,266,414  23,038,404  22,978,604  22,915,604  22,841,464
    Book value per share             $      9.38 $      8.03 $      8.34 $      7.14 $      6.51 $      5.98 $      5.53
    Tangible book value per share    $      7.98 $      6.98 $      7.34 $      6.26 $      5.50 $      5.74 $      5.26
Selected operating information:
    Interest income                  $   254,594 $   219,781 $   296,871 $   300,081 $   292,141 $   235,890 $   212,809
    Interest expense                     143,866     137,403     181,896     203,749     204,748     162,059     143,069
    Net interest income                  110,728      82,378     114,975      96,332      87,393      73,831      69,740
    Provision for losses on loans          7,824      10,305      13,851      18,333      16,044      18,306      16,185
                                         102,904      72,073     101,124      77,999      71,349      55,525      53,555
    Noninterest income                    27,645      24,168      32,209      34,331      31,383      32,389      30,060
    Noninterest expense                   79,801      66,107      88,711      81,395      76,840      64,868      65,550
    Net income before income taxes,
         extraordinary item and
         accounting change                50,748      30,134      44,622      30,935      25,892      23,046      18,065
    Income taxes                          18,705      10,837      16,190      12,409       9,870       8,670       7,296

    Net income before extraordinary
      items and accounting change         32,043      19,297      28,432      18,526      16,022      14,376      10,769
    Extraordinary item                         0           0           0           0           0           0       3,784
    Cumulative effect of a change in
      accounting principle                     0       5,600       5,600           0           0           0           0
    Net income                        $   32,043 $    24,897 $    34,032 $    18,526 $    16,022 $    14,376 $    14,553
    Earnings per share:
         Primary:
           Income before
             extraordinary item
             and change in
             accounting principle     $     1.35 $      0.83 $      1.21 $      0.80 $      0.70 $      0.63 $      0.49
           Extraordinary item               0.00        0.00        0.00        0.00        0.00        0.00        0.17
           Cumulative effect of a
             change accounting
             principle                      0.00        0.24        0.24        0.00        0.00        0.00        0.00
           Net income                 $     1.35 $      1.07 $      1.45 $      0.80 $      0.70 $      0.63 $      0.66
         Fully diluted:
           Income before extraordinary
             item and change in
             accounting principle     $     1.32 $      0.81 $      1.19 $      0.79 $      0.70 $      0.63 $      0.49
           Extraordinary item               0.00        0.00        0.00        0.00        0.00        0.00        0.17
           Cumulative effect of a
             change accounting
             principle                      0.00        0.24        0.24        0.00        0.00        0.00        0.00
           Net income                 $     1.32 $      1.05 $      1.43 $      0.79 $      0.70 $      0.63 $      0.66
    Dividends per share               $     0.25 $      0.16 $      0.22 $      0.16 $      0.16 $      0.15 $      0.14
    Weighted average common
      equivalent shares:
         Primary                          23,724      23,298      23,498      23,114      23,006      22,972      22,068
         Fully diluted                    24,243      23,806      23,822      23,395      23,006      22,972      22,068
Key ratios and other data:
    Return on average assets
      (before accounting change)           0.94%       0.73%       0.79%       0.58%       0.54%       0.60%       0.48%
    Return on average equity (before
      accounting change)                  20.55%      14.56%      15.78%      11.85%      11.21%      10.82%       9.06%
    Average equity to average assets       4.56%       5.01%       4.99%       4.86%       4.78%       5.59%       5.35%
    Number of full service banking
      offices at end of period               117          94          94          86          86          67          63
    FF Bank regulatory capital ratios:
         Tangible capital                  4.90%       4.08%       4.70%       4.44%       3.68%       4.37%          --
         Core capital                      5.51%       4.61%       5.20%       4.94%       4.27%       4.37%          --
         Risk-based capital               11.87%      10.04%      11.68%      10.55%       8.36%       7.60%          --
    Port Savings regulatory capital
      ratios:
         Tangible capital                  9.91%       8.18%       8.67%       7.90%       7.64%       9.02%          --
         Core capital                      9.91%       8.18%       8.67%       7.90%       7.64%       9.02%          --
         Risk-based capital               19.60%      15.45%      16.58%      13.78%      12.78%      16.18%          --

SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
FIRST FINANCIAL CORPORATION
NORTHLAND BANK OF WISCONSIN, S.S.B.

                                     At or For The Nine
                                        Months Ended                         At or For the
                                       September 30,                     Year Ended December 31,

                                            1993          1992          1991          1990         1989          1988
                                                                  (in thousands, except per share amounts)
Selected financial condition data:
    Total assets                      $  4,860,203   $ 4,040,056   $ 3,355,688   $ 3,273,118   $ 2,586,289   $ 2,439,715
    Mortgage-related securities          1,335,052     1,327,218       922,000       595,333       188,629        98,406
    Loans receivable, including loans
      available for sale                 2,932,341     2,299,775     2,079,801     2,252,311     2,061,101     2,039,202
    Intangible assets                       33,730        24,112        21,329        24,242         6,706         7,535
    Deposits                             4,204,282     3,325,411     3,058,686     3,001,945     2,213,996     2,091,594
    Borrowings                             325,036       462,948        78,243        60,351       179,221       160,903
    Stockholders' equity                   232,264       204,057       174,677       159,560       147,636       136,785
    Common shares outstanding (A)       24,382,940    24,089,288    23,861,278    23,801,478    23,738,478    23,664,338
    Book value per share              $       9.53   $      8.47   $      7.32   $      6.70   $      6.22   $      5.78
    Tangible book value per share     $       8.14   $      7.47   $      6.43   $      5.69   $      5.94   $      5.46
Selected operating information (B):
    Interest income                   $    262,896   $   309,043   $   313,173   $   305,106   $   249,101   $   226,215
    Interest expense                       147,714       188,709       212,097       213,345       171,085       152,056
    Net interest income                    115,182       120,334       101,076        91,761        78,016        74,159
    Provision for losses on loans            8,198        15,466        19,066        17,163        19,052        16,650
                                           106,984       104,868        82,010        74,598        58,964        57,509
    Noninterest income                      28,761        33,753        35,540        32,213        33,637        31,416
    Noninterest expense                     83,562        93,671        85,853        81,185        68,991        69,584
    Net income before income taxes          52,183        44,950        31,697        25,626        23,610        19,341
    Income taxes                            19,359        16,401        12,717         9,804         8,900         7,669
    Net income from continuing
      operations                            32,824        28,549        18,980        15,822        14,710        11,672
    Earnings per share (C):
       Primary                        $       1.34   $      1.17   $      0.79   $      0.66   $      0.62   $      0.49
       Fully diluted                  $       1.31   $      1.15   $      0.78   $      0.66   $      0.62   $      0.49
    Dividends per share               $       0.25   $      0.22   $      0.16   $      0.16   $      0.15   $      0.14
    Weighted average common
     equivalent shares (A):
       Primary                              24,547        24,321        23,937        23,829        23,795        23,798
       Fully diluted                        25,066        24,615        24,218        23,829        23,795        23,798
Key ratios and other data:
    Return on average assets
      (before accounting change)              0.93%         0.76%         0.57%         0.51%         0.58%
0.49%
    Return on average equity
      (before accounting change)             20.01%        15.00%        11.40%        10.33%        10.26%
9.04%
    Average equity to average assets          4.66%         5.08%         4.97%         4.94%         5.67%
5.41%
    Number of full service banking
      offices at end of period                 125           102            94            94            75            71

Notes to Selected Pro Forma Condensed Combined Financial Information

     (A) Includes an adjustment to common stock reflecting the par value of FFC Shares to be issued in conjunction with the Merger.

     (B) Additional accruals or reserves that may be necessary with restructuring or reorganization charges relating to the Merger are not reflected in the Pro Forma Condensed Combined Statements of Income since they are not anticipated to have a significant and/or continuing impact on FFC.

     (C) Pro Forma Combined Earnings Per Share data have been determined based upon (i) the combined historical net income (loss) of FFC and NorthLand and (ii) the combined historical weighted average common equivalent shares of FFC and NorthLand, as adjusted for those FFC Shares estimated to be issued in conjunction with the Merger.


                     CERTAIN CONSIDERATIONS

     Holders of NorthLand Common Stock should consider, among other matters, the following factors in connection with the decision to vote upon the Merger Agreement, consummation of which will result in holders of NorthLand Common Stock receiving shares of FFC Common Stock.

Issuance of FFC Common Stock

     Under the Merger Agreement, the consideration payable to the holders of NorthLand Common Stock consists of shares of FFC Common Stock. See "The Merger -- Exchange Ratio." The description of FFC Common Stock is set forth below. See "Description of FFC Common Stock and Comparison of Stockholder Rights." As of the NorthLand Record Date, there were ______ shares of FFC Common Stock issued and outstanding, held by ______ holders of record. Based on a NorthLand Share Value estimated and determined as of September 30, 1993, and an FFC Share Value determined using the average bid prices for the five trading days ending on and including December 31, 1993, an aggregate of an additional 822,874 shares of FFC Common Stock would be issued pursuant to the Merger Agreement. Based on the shares of FFC Common Stock outstanding as of the NorthLand Record Date, such additional shares of FFC Common Stock issued in connection with the Merger would constitute 3.4% of the issued and outstanding shares of FFC Common Stock following consummation of the Merger.

Legislative and General Developments

     General. FFC is subject to regulatory restrictions as a savings and loan holding company and the Banks, as federally chartered savings banks, are subject to significant regulation by the OTS and the FDIC. The OTS and FDIC have adopted numerous regulations and undertaken other regulatory initiatives, and further regulations and initiatives are anticipated. In December 1991, new legislation was enacted which provides for regulatory seizure in the event of certain declines in tangible capital levels of insured institutions, requires risk-based deposit insurance premiums based on assessments of risk posed by an institution's assets and imposes liability on holding companies for regulatory capital deficiencies of insured institution subsidiaries under certain circumstances, among other significant effects. Any of this legislation, or future legislation, could have an adverse effect on FFC.

     Regulatory Capital. Regulatory capital requirements have increased significantly in recent years and additional proposed increases are now pending. Further increases are possible in future periods. Current OTS regulatory capital requirements for federally insured thrift institutions include a tangible capital to tangible asset ratio, a core capital to adjusted tangible assets ratio and a risk-based capital measurement based upon assets weighted for their inherent risk. As of September 30, 1993, both FF Bank and Port Savings exceeded all currently applicable OTS regulatory capital requirements on a fully phased-in basis.

     In August 1993, the OTS and FDIC issued new regulations, effective January 1, 1994, which add an interest-rate risk component to the risk-based capital requirement. Under the new regulation, an institution is considered to have excess interest-rate risk if, based upon a 200 basis point change in market interest rates, the market value of an institution's capital changes by more than 2%. This new requirement is not expected to have any material effect on the Banks' ability to meet the risk-based capital requirement. The OTS and FDIC are required to revise their risk-based capital standards to ensure that those standards provide adequately for concentration of credit risk, risk from nontraditional activities and actual performance and expected risk of loss on multi-family mortgages. The OTS has also proposed to increase the core capital ratio from the current 3.00% level to a range of 4.00% to 5.00% for all but the most healthy financial institutions.

     In September 1990, FF Bank entered into an agreement with the FDIC to meet certain capital requirements in order to obtain FDIC approval for FF Bank's 1990 and future RTC acquisitions. These requirements were removed by the FDIC in July 1992 based upon FF Bank's intent to be a "well-capitalized" institution by January 1, 1993, within the meaning of the FDIC's deposit insurance assessment regulations, as calculated under applicable OTS capital measurements. In order to be considered well capitalized, FF Bank must maintain a total risk-based capital ratio of 10% or more, a Tier 1 risk-based capital ratio of 6% or more and a leverage ratio of 5% or more.

     At September 1993, FF Bank had total risk-based capital of 11.87%, Tier
1 risk-based capital of 9.75% and a leverage ratio of 5.51%, thereby constituting a well-capitalized financial institution. After giving effect to the Merger, on a pro forma basis at September 30, 1993, FF Bank would have had a total risk-based capital ratio of 11.96%, a Tier 1 risk-based capital ratio of 9.84% and a leverage ratio of 5.60%. There can be no assurance that the Banks will meet future regulatory capital requirements.

Potentially Adverse Impact of Interest Rate Changes

     FFC's results of operations depend to a large extent on the level of net interest income, which is the difference between interest income from interest-earning assets, such as loans and investments, and interest expense on interest-bearing liabilities, such as deposits and borrowings. The difference between FFC's interest-rate sensitive assets and interest-rate sensitive liabilities for a specified time-frame is referred to as "gap." FFC's positive one-year gap at September 30, 1993 was $298.4 million or 6.31% of total assets. In a rising interest- rate environment, a positive gap position indicates that FFC will generally experience a lesser increase in the cost of its interest-bearing liabilities than in the yield on its interest-earning assets. Conversely, in a falling interest-rate environment, the cost of FFC's interest-bearing liabilities will generally decrease less than the yield on its interest-earning assets.

     FFC seeks to maintain a balanced gap position in order to limit its exposure to interest-rate risk. FFC's current gap policy is to operate within a range of 10% positive gap to 10% negative gap. Nonetheless, significant fluctuations in interest rates may adversely impact the repricing characteristics of FFC's assets and liabilities and, therefore, net interest income.


                   COMPARATIVE PER SHARE DATA

     Following are certain comparative historical per share data of NorthLand and FFC, pro forma per share data of NorthLand and FFC and equivalent pro forma per share data of NorthLand. The book value per share data is presented as of September 30, 1993, December 31, 1992, December 31, 1991 and December 31, 1990. The earnings and dividend per share data for the nine months ended September 30, 1993 includes the results of operations of NorthLand and FFC for the nine months ended September 30, 1993. The earnings and dividends per share data for the year ended December 31, 1992 includes the results of operations of NorthLand for the year ended September 30, 1992 and the results of operations of FFC for the year ended December 31, 1992. The earnings and dividends per share data for the year ended December 31, 1991 includes the results of operations of NorthLand for the year ended
September 30, 1991 and the results of operations of FFC for the year ended December 31, 1991. The earnings and dividends per share data for the year ended December 30, 1990 includes the results of operations of NorthLand for the year ended September 30, 1990 and the results of operations of FFC for the year ended December 31, 1990. The financial data is based on the historical financial statements and the notes thereto of NorthLand and FFC and on pro forma financial information and the notes thereto of NorthLand and FFC and should be read in conjunction with the consolidated financial statements and the notes thereto of NorthLand and FFC and pro forma condensed combined financial statements and the notes thereto appearing elsewhere in this Proxy Statement-Prospectus. The pro forma amounts are not necessarily indicative of results which will be obtained on a combined basis.

                             At and for the
                              Nine Months            At and For
                                 Ended             the Year Ended
                             September 30,           December 31,

                                 1993           1992     1991    1990
Earnings (loss):
  NorthLand. . . . . . . . .   $ 2.96         $ 0.24    $ 0.92  $(0.40)
  FFC. . . . . . . . . . . .     1.35           1.45      0.80    0.70
  NorthLand and FFC Pro Forma
    Combined                     1.34           1.17      0.79    0.66
  NorthLand Equivalent Pro
    Forma (A)                    2.23           1.95      1.32    1.10

Cash Dividends:
  NorthLand. . . . . . . . .     0.48           0.60      0.60    0.75
  FFC. . . . . . . . . . . .     0.25           0.22      0.16    0.16
  NorthLand and FFC Pro Forma
    Combined                     0.25           0.22      0.16    0.16
  NorthLand Equivalent Pro
    Forma (A)                    0.42           0.37      0.27    0.27

Book Value:
  NorthLand. . . . . . . . .    22.64          20.16     20.52   20.20
  FFC. . . . . . . . . . . .     9.38           8.34      7.14    6.51
  NorthLand and FFC Pro Forma
    Combined                     9.53           8.47      7.32    6.70
  NorthLand Equivalent Pro
    Forma (A)                   15.80          14.05     12.07   20.40


(A) Equivalent pro forma per share amounts are calculated by multiplying the pro forma earnings (loss) per share before nonrecurring charges or credits directly attributable to the transaction, pro forma book value per share and the pro forma dividends per share, as appropriate, by the estimated exchange ratio. The estimated exchange ratio of 1.6652 was determined using an FFC Share Value of $16.525 (the average closing price of FFC Common Stock over the five-trading-day period ended
     December 31, 1993) and a NorthLand Share Value of $27.52 as of September 30, 1993. See "The Merger -- Exchange Ratio".

                 PRICE RANGE OF FFC COMMON STOCK

    The following table sets forth the range of high and low sale prices of the FFC Common Stock as reported on NASDAQ-NMS during the periods indicated:

                                                     Low   High
Quarter Ended:
  March 31, 1991 . . . . . . . . . . . . . . . . .  2.688  4.063
  June 30, 1991. . . . . . . . . . . . . . . . . .  3.688  4.500
  September 30, 1991 . . . . . . . . . . . . . . .  3.625  5.063
  December 31, 1991. . . . . . . . . . . . . . . .  4.625  5.813

  March 31, 1992 . . . . . . . . . . . . . . . . .  5.625  7.500
  June 30, 1992. . . . . . . . . . . . . . . . . .  6.375  8.500
  September 30, 1992 . . . . . . . . . . . . . . .  7.250  9.313
  December 31, 1992. . . . . . . . . . . . . . . .  7.500 11.750

  March 31, 1993 . . . . . . . . . . . . . . . . . 11.250 16.000
  June 30, 1993. . . . . . . . . . . . . . . . . . 12.250 15.750
  September 30, 1993 . . . . . . . . . . . . . . . 13.500 18.000
  December 31, 1993. . . . . . . . . . . . . . . . 14.250 19.750

    On August 27, 1993, the last full trading day prior to the public announcement of the Merger, the closing price of FFC Common Stock as reported on NASDAQ-NMS was $14.00 per share.

    On January ___, 1994, the most recent practicable date prior to the printing of this Proxy Statement-Prospectus, the closing price of FFC Common Stock as reported on NASDAQ-NMS was $_____ per share.

    It is FFC's longstanding policy to pay dividends to its shareholders in an amount equal to a minimum of 20% of net income for the trailing four quarters.


              PRICE RANGE OF NORTHLAND COMMON STOCK

    The NorthLand Common Stock was authorized for trading on NASDAQ-NMS under the symbol "NLSL" on August 27, 1986. Subsequent to NorthLand's name change on August 8, 1989, NorthLand traded under the symbol "NLBW." On October 23, 1991, the NorthLand Common Stock was deleted from NASDAQ-NMS due to the lack of two market makers, but continues to trade in the over-the-counter market. However, due to the low volume of trading activity and other factors, there is considered to be no established public trading market. The following table sets forth the range of high and low bid information of the NorthLand Common Stock during the periods indicated. Such quotations reflect interdealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions.

                                                    Low   High
Quarter Ended:
  December 31, 1991. . . . . . . . . . . . . . . .  12.50  13.00
  March 31, 1992 . . . . . . . . . . . . . . . . .  13.00  13.00
  June 30, 1992. . . . . . . . . . . . . . . . . .  13.00  13.50
  September 30, 1992 . . . . . . . . . . . . . . .  13.50  13.50

  December 31, 1992. . . . . . . . . . . . . . . .  13.50  14.00
  March 31, 1993 . . . . . . . . . . . . . . . . .  14.00  14.00
  June 30, 1993  . . . . . . . . . . . . . . . . .  14.00  14.50
  September 30, 1993 . . . . . . . . . . . . . . .  14.50  17.50

    During the fiscal years ended September 30, 1993 and 1992, NorthLand paid dividends on the NorthLand Common Stock of $0.48 and $0.60 per share, respectively.

                  THE NORTHLAND SPECIAL MEETING

General

    This Proxy Statement-Prospectus is first being mailed to the holders of NorthLand Shares on or about January ___, 1994, and is accompanied by a form of proxy which is solicited by the Board of Directors of NorthLand for use at the NorthLand Special Meeting to be held on Friday, February 18, 1994, at 2:00 p.m., local time, at the Chequamegon Hotel, 101 Lake Shore Drive, Ashland, Wisconsin, and at any adjournment(s) or postponement thereof. The purpose of the NorthLand Special Meeting is to consider and vote upon a proposal to approve and adopt the Merger Agreement.

    Representatives of Keller & Yoder, independent certified accountants for NorthLand, are not expected to be present at the NorthLand Special Meeting to answer questions or to make a statement.

Proxies

    The accompanying form of proxy is for use at the NorthLand Special Meeting and is being provided to the holders of NorthLand Common Stock. The proxy may be revoked by the person giving it by appearing at the meeting and electing to vote in person or by submitting a written notice of revocation or submitting a duly executed proxy bearing a later date to NorthLand Bank of Wisconsin, S.S.B., 221 Fourth Avenue West, Ashland, Wisconsin 54806,
Attn: Corporate Secretary; provided, that such notice or proxy must actually be received by NorthLand prior to the taking of a vote at the NorthLand Special Meeting. All shares of NorthLand Common Stock represented by valid proxies received pursuant to this solicitation, and not revoked before they are exercised, will be voted in the manner specified therein. If no specification is made, the proxies will be voted in favor of approval and adoption of the Merger Agreement. The Board of Directors of NorthLand is not aware of any other matters that may be presented for action at the NorthLand Special Meeting, but, if other matters do properly come before the NorthLand Special Meeting, it is intended that shares represented by proxies in the accompanying form will be voted by the persons named in the proxy in accordance with their best judgment.

    Solicitation of proxies may be made in person, by mail, or by telephone or telegraph by directors, officers and regular employees of NorthLand, who will not be specially compensated in such regard. All costs of solicitation of proxies from NorthLand stockholders will be borne by NorthLand.

Record Date and Voting Rights

    The Board of Directors of NorthLand has fixed the close of business of January 11, 1994, as the NorthLand Record Date for the determination of holders of NorthLand Common Stock entitled to receive notice of and to vote at the NorthLand Special Meeting. On the NorthLand Record Date, there were 494,148 shares of NorthLand Common Stock issued and outstanding. Each share of NorthLand Common Stock outstanding on the NorthLand Record Date is entitled to one vote as to the proposal to approve and adopt the Merger Agreement and as to any other matters that may properly come before the NorthLand Special Meeting.

    Pursuant to the Merger Agreement, approval and adoption of the Merger Agreement will require the affirmative vote of the holders of a majority of the outstanding shares of NorthLand Common Stock represented at the NorthLand Special Meeting. Abstentions are included in the determination of shares present and voting for purposes of determining whether a quorum exists, while broker nonvotes are not. Neither abstentions nor broker nonvotes are counted in determining whether a proposal has been approved.

    All of the directors of NorthLand who had or shared the right to vote an aggregate of 165,688 shares, or approximately 33.53%, of the issued and outstanding shares of NorthLand Common Stock as of the NorthLand Record Date, have each entered into an agreement with FFC pursuant to which each of them has agreed, among other things, to vote all shares of NorthLand Common Stock in which such stockholder has the right to vote in favor of approval and adoption of the Merger Agreement. No consideration was paid to any of them for entering into such agreement. FFC required that such agreements be executed and delivered to them as a condition to FFC entering into the Merger Agreement.

Recommendation

    The Board of Directors of NorthLand has approved the Merger Agreement, believes that the Merger is in the best interests of NorthLand and its stockholders and recommends that holders of NorthLand Common Stock vote FOR approval and adoption of the Merger Agreement. In making its recommendation, the Board of Directors of NorthLand has considered, among other things, the opinion of Baird that the consideration to be received in the aggregate of NorthLand stockholders in the Merger is fair, from a financial point of view, to the NorthLand stockholders. See "The Merger -- Background of and Reasons for the Merger," "-- The Cornwell Valuation Report" and "-- The Baird Fairness Opinion."


                           THE MERGER

General

     Under the Merger Agreement, after satisfaction or waiver of all the conditions described therein, NorthLand will merge with and into FF Bank, the separate corporate existence of NorthLand will cease and FF Bank will be the Surviving Corporation. The charter and bylaws of FF Bank will be the charter and bylaws of the Surviving Corporation and the directors and officers of FF Bank immediately prior to the Merger will be the directors and officers of the Surviving Corporation immediately after the Merger. At the Effective Time, all NorthLand Shares will be converted into the right to receive FFC Shares as hereinafter provided. The shares of FF Bank common stock issued and outstanding immediately prior to the Merger, all of which are owned by FFC, will remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Corporation issued and outstanding immediately after the Merger.

Exchange Ratio

     The number of FFC Shares into which each NorthLand Share will be converted by virtue of the Merger will be such number of FFC Shares as is equal to 130% of the NorthLand Share Value, as defined below, divided by the FFC Share Value, as defined below, rounded to the nearest hundredth (.01). In the event that the FFC Share Value is less than $12.00, FFC shall have the right to terminate the Merger Agreement. In the event that the FFC Share Value exceeds $17.00, the consideration for the NorthLand Shares shall be calculated as follows: the below-listed percentages of the NorthLand Share Value shall be divided by the FFC Share Value and rounded to the nearest hundredth (.01) in order to determine the number of FFC Shares to be granted to the NorthLand shareholders:
                                           % of
                                        NorthLand
              FFC Share Value          Share Value

               $17.01 -- $18.00          131.25%
                18.01 --  19.00          132.50%
                19.01 --  20.00          133.75%
                20.01 and over           135.00%


    "NorthLand Share Value" means the tangible net worth (as defined below)
of NorthLand as of the end of the month immediately preceding the closing date for the Merger, divided by the number of issued and outstanding NorthLand Shares on the closing date. The tangible net worth of NorthLand shall be the audited September 30, 1993 stockholder's equity of NorthLand, reduced by the then-outstanding cost in excess of net assets of acquired businesses, adjusted by an amount equal to the Normalized Net Income of NorthLand, as defined below, from October 1, 1993 to the last day of the month preceding the closing date. "Normalized Net Income" means NorthLand's after-tax net income as reported in accordance with generally accepted accounting principles less the after-tax effect of the following: (i) gains on sales of assets, other than gains on sales of newly originated fixed-rate mortgage loans in the ordinary course of business and consistent with past practice, and other than gains realized from the sale of North Land Finance, Inc., NorthLand's wholly owned consumer finance subsidiary; (ii) changes in income arising from changes in accounting estimates exceeding $1,000 and (iii) changes in income arising from changes in accounting principles. Any adjustments to valuation allowances or reserves for loan losses, whether relating to periods before or after September 30, 1993, also shall be deducted from Normalized Net Income. NorthLand has agreed to record additional reserves and liabilities totalling $316,500 with respect to certain loans, environmental matters and a legal proceeding, which amount will be deducted from Normalized Net Income. These reserves primarily reflect nonreimbursable, borrower-related cleanup costs, certain of which are based upon the results of environmental studies completed after September 30, 1993. The deduction for these reserves will be offset by the net after-tax gain from the sale of NorthLand's consumer finance subsidiary. See "The Merger Agreement -- Sale of Consumer Finance
Subsidiary."    It is the policy of FFC to provide estimated reserves for such costs. For the purposes of determining the tangible net worth of NorthLand, the Normalized Net Income of NorthLand can either be a positive or negative number.

    "FFC Share Value" means the average of the average bid price, as quoted on the NASDAQ-NMS, for FFC Common Stock for each of the five trading days immediately preceding the third business day prior to the closing date.

    In lieu of receiving a fractional FFC Share, a holder of NorthLand Shares otherwise entitled to a fractional share will receive cash equal to
(i) the last per share sales price of FFC Common Stock on the third trading day immediately preceding the closing date, as reported on NASDAQ-NMS, multiplied by (ii) the fraction of a FFC Share to which such holder would otherwise be entitled.

    Using a NorthLand Share Value estimated and determined as of September 30, 1993, and an FFC Share Value determined using the average bid prices for the five trading days ending on and including December 31, 1993, each NorthLand Share would be converted into 1.6652 FFC Shares upon consummation of the Merger. The precise number of FFC Shares into which each NorthLand Share will be converted by virtue of the Merger will likely vary from this estimate and will be determined at the Effective Time.

Exchange of NorthLand Stock Certificates

    As soon as practicable after the Effective Time, the Exchange Agent will mail to each holder of record of NorthLand Shares a letter of transmittal for use in forwarding stock certificates previously representing NorthLand Shares for surrender and exchange for certificates representing FFC Shares.

    NORTHLAND STOCKHOLDERS SHOULD NOT SEND IN THEIR CERTIFICATES UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL FROM THE EXCHANGE AGENT.

    After the surrender of NorthLand stock certificates by a NorthLand stockholder, together with a duly executed and completed letter of transmittal, the Exchange Agent will deliver a certificate to such stockholder representing the aggregate whole number of FFC Shares to which such stockholder is entitled under the Merger Agreement, together with the amount of unpaid dividends and distributions thereon, if any, and payment for fractional shares, and the NorthLand stock certificates so surrendered will be cancelled. No interest will accrue or be payable on any amount payable on surrender of a certificate. If certificates for FFC Shares are to be issued in the name of a person other than a person in whose name the NorthLand stock certificates surrendered for exchange are registered, the person requesting such issuance shall pay any transfer or other taxes required by reason of the delivery of such stock certificate to a person other than the registered owner of the certificates surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. In no event will the Exchange Agent, FFC, the Surviving Corporation or any other person be liable to any person for any amount properly delivered to a public official upon his request pursuant to applicable abandoned property, escheat or similar laws.

    Shares of FFC Common Stock are not savings accounts or deposits and are not insured by the SAIF, as administered by the FDIC or any other governmental authority.

    As a result of the Merger, at the Effective Time and without any action on the part of the holders thereof, all NorthLand Shares will cease to be outstanding, will be retired and will cease to exist, and each holder of a certificate formerly representing any NorthLand Shares will cease to have any rights except the right to receive the number of whole FFC Shares into which such NorthLand Shares would have been converted, unpaid dividends and distributions on such FFC Shares, if any, and cash in lieu of fractional shares.

Background of and Reasons for the Merger

    During 1992, two potential acquirors contacted NorthLand and discussions were held with these parties regarding the potential acquisition of NorthLand. No offers resulted from these discussions. Towards the end of 1992, at the direction of the Board of Directors, Cornwell was engaged to perform an analysis of the prospective future fair market value of the outstanding NorthLand Common Stock and Cornwell prepared and delivered to NorthLand the Cornwell Valuation Report in January of 1993. See "The Merger -- The Cornwell Valuation Report."

    The 1993 Annual Meeting of Shareholders (the "1993 Meeting") of
NorthLand was held on January 25, 1993 for the purpose of electing three members to the Board of Directors and ratifying the appointment of independent auditors. In connection with the 1993 Meeting, certain of NorthLand's shareholders (the "Group") filed a preliminary proxy statement with the OTS in opposition to management's nominees for the three positions. The Group, which held approximately 30% of the outstanding NorthLand Common Stock at that time, desired management to more actively discuss a potential sale of NorthLand.
The Group consisted of Messrs. Halker (a current director and a director at that time), Anich (a current director), O'Leary (a current director), Henry Martinsen (former President and Chief Executive Officer), Jack Martinsen (brother of Henry Martinsen) and LaPort (a shareholder). Subsequent thereto and prior to the dissemination of the Group's proxy statement to NorthLand's shareholders, the Board of Directors and the Group (except Mr. LaPort) commenced negotiations to avoid a costly and potentially disruptive election contest, agreeing to the following on January 11, 1993:

    (1) The members of the Board of Directors at such time and the Group will vote their shares in favor of management nominees for directors until a date six months after the date of the 1994 Annual Meeting of Shareholders.

    (2) The Board of Directors was expanded from eight to ten members immediately after the 1993 Meeting. The two newly created Board positions were filled by the appointment of Group members, Matthew F. Anich and Robert J. O'Leary, until the 1994 Annual Meeting of Shareholders, at which time they will stand for election.

    (3)  The Board of Director terms will be staggered as follows:

         -- Directors Maitland, Nelson and Tyndall have terms expiring in 1996.

         --   Directors Lee and Malmberg have terms
              expiring in 1995.

         --   Directors Halker, Larson, O'Leary and
              Masterson will be nominated for election with three-year terms at the 1994 Annual
              Meeting of Shareholders.

         -- Director Anich will be nominated for a one-year term at the 1994 Annual Meeting of Shareholders.

    Thereafter, discussions continued with one potential acquiror. In June or July 1993, FFC expressed an interest in acquiring NorthLand and discussions with FFC ensued.

    In August 1993, both FFC and one of the other potential acquirors submitted letter of intent acquisition proposals to NorthLand. FFC's offer valued the outstanding NorthLand Common Stock at $12,969,000, which represented approximately 126% of NorthLand's tangible net value at June 30, 1993 (stockholders' equity reduced by the then outstanding excess of net assets of acquired businesses). The other potential acquiror's offer valued the outstanding NorthLand Common Stock at 112% of book value per share, less various adjustments. This represented approximately 120% of tangible net value at June 30, 1993, before deduction for required adjustments. The other potential acquiror's offer also required the divestiture of NorthLand's subsidiary, NorthLand Oil.

    The Board of Directors considered the proposals, both of which provided for a purchase price in excess of the value range for NorthLand Common Stock set forth in the Cornwell Valuation Report. The Board of Directors concluded that the acquisition of NorthLand by either of FFC or the other potential acquiror was in the best interests of NorthLand and its stockholders for the following reasons:

    1. The price being offered by each potential acquiror was in excess of the fair market value range indicated for the NorthLand Common Stock in the Cornwell Valuation Report and the Board believed that the prices offered could be increased further.

    2. The turnaround in the financial condition of NorthLand, since new management was elected in 1990, was substantially complete, as were increases in the value of NorthLand's Common Stock due to the turnaround. Turnaround achievements included the improvement of NorthLand's loan portfolio quality, including a reduction in its delinquency ratio, the increase of NorthLand's loan reserves to above thrift industry norms, the establishment of effective operational controls and institutional policies and procedures and the establishment of consistent core earnings.

    3. The acquisition would be structured as a tax-free reorganization, under which the NorthLand Common Stock held by NorthLand's stockholders would be converted into stock of the acquiror.

    4. The Board's opinion that each of the potential acquirors were sound business organizations, whose stock represented a sound investment for NorthLand's shareholders to receive in exchange for their NorthLand Common Stock.

    5. The stock of each acquiror was listed on the NASDAQ-NMS, whereas, NorthLand Common Stock was sold over-the-counter. Therefore, there was a better public market for each potential acquiror's stock and an investment in either potential acquiror's stock would be more liquid than in the NorthLand Common Stock.

    6. NorthLand customers would continue to be serviced by the acquiror and services offered to customers would be increased.

    7. A majority of NorthLand employees would be retained by the acquiror, with nonretained employees receiving severance pay and counseling services.

    The Board drafted substantially identical offers in the form of a letter of intent for each of the two potential acquirors, setting forth the terms upon which NorthLand would merge into each acquiror. The purchase price in each offer was based upon 130% of the tangible net value of NorthLand, and was higher than that offered by either potential acquiror in their previous proposals. The potential acquirors were notified that NorthLand's offer would be sent to them simultaneously via facsimile and that the first acceptance received would control. FFC accepted NorthLand's letter of intent offer and the other potential acquiror did not.

    Negotiations ensued then with FFC for the definitive Merger Agreement.
The Merger Agreement was approved by FFC's and FF Bank's Boards of Directors on September 15, 1993 and by NorthLand's Board of Directors on September 20 and 27, 1993. The Merger Agreement was then entered into on October 13, 1993.

    On January 13, 1994, Baird delivered its written opinion to the Board of Directors of NorthLand to the effect that, as of the date of its opinion, the exchange ratio set forth in the Merger Agreement, which will be used to determine the number of shares of FFC Common Stock into which each NorthLand Share will be converted in the Merger, is fair to the NorthLand stockholders from a financial point of view. See "The Merger -- The Baird Fairness Opinion."

Recommendation of the NorthLand Board of Directors

    The Board of Directors of NorthLand has approved the Merger Agreement and recommends a vote FOR approval and adoption of the Merger Agreement by the stockholders of NorthLand.

The Cornwell Valuation Report

    NorthLand engaged Cornwell to perform an analysis of the prospective fair market value of the outstanding NorthLand Common Stock and received from Cornwell the Cornwell Valuation Report dated January 14, 1993. The principal of Cornwell, John G. Cornwell, has many years of experience in the investment industry with expertise in the area of financial institution equities and the valuation thereof. The Cornwell Valuation Report concluded that the fair market value of outstanding NorthLand Common Stock during the next five years would likely be within a range of 7.5 to 8.5 times earnings using a price to earnings method of valuation and within a range of 75% to 85% of book value per share using a book value method of valuation. For purposes of the Cornwell Valuation Report, "fair market value" was defined as the price at which a small (e.g., noncontrol) amount of stock would change hands between a knowledgeable buyer and seller, neither being under any undue compulsion. NorthLand paid Cornwell a fee of $8,000 for the Cornwell Valuation Report. A copy of the Cornwell Valuation Report is attached hereto as Annex A. Stockholders of NorthLand are urged to read the Cornwell Valuation Report in its entirety for a discussion of the assumptions made, methods used and factors considered in rendering the opinions in such report.

The Baird Fairness Opinion

    On January 13, 1994, Baird delivered its written opinion to the Board of Directors of NorthLand to the effect that, as of the date of its opinion, the exchange ratio set forth in the Merger Agreement, which will be used to determine the number of shares of FFC Common Stock into which each NorthLand Share will be converted in the Merger, is fair to the NorthLand stockholders from a financial point of view. The opinion of Baird sets forth the assumptions made, the matters considered and the scope of the review undertaken in rendering such opinion. A copy of Baird's opinion letter dated January 13, 1994 is attached as Annex B to this Proxy Statement-Prospectus and should be read carefully by NorthLand stockholders in its entirety.

    As compensation for the Baird Fairness Opinion, NorthLand has agreed to pay Baird a fee of $25,000. In addition, NorthLand has agreed to reimburse Baird for reasonable out-of-pocket expenses incurred in connection with the Merger and to indemnify Baird against certain liabilities, including liabilities that may arise under the federal securities laws.

Interest of Certain Person in the Merger

    Subsequent to the Merger, it is contemplated that Michael V. Masterson, the President and Chief Executive Officer and a director of NorthLand will be offered employment by FF Bank as a regional vice president encompassing NorthLand's current area of operations. Although no written agreement has been or is expected to be entered into between Mr. Masterson and FF Bank regarding such employment, Mr. Masterson's expected compensation would approximate his current base salary and a bonus similar to that provided to other regional vice presidents of FF Bank.

Accounting Treatment

    The Merger is intended to qualify as a pooling-of-interests for accounting and financial reporting purposes. Under the pooling-of-interests method of accounting, the recorded assets and liabilities of FF Bank and its subsidiaries, and those of NorthLand and its subsidiaries, will be carried forward to the Surviving Corporation at their recorded amounts. Revenues and expenses of the Surviving Corporation will include revenues and expenses of FF Bank and NorthLand for the entire fiscal years in which the combination occurs; however, the reported revenues and expenses of FF Bank and NorthLand for prior fiscal years will not be combined and restated.

Certain Federal Income Tax Consequences

    The following is a summary of the material federal income tax consequences of the Merger. NorthLand stockholders are urged to consult their own tax advisors as to specific tax consequences to them of the Merger, including the applicability and effect of federal, state, local and other tax laws.

    It is intended and expected that the Merger will constitute a tax-free exchange for federal income tax purposes. If the Merger does so qualify, generally (i) no gain or loss will be recognized by the NorthLand stockholders upon the receipt of FFC Shares in exchange for the NorthLand Shares (except as discussed below with respect to cash received in lieu of a fractional interest in FFC Shares), (ii) the basis of the FFC Shares received by the NorthLand stockholders will be the same as the basis of the NorthLand Shares surrendered in exchange therefor (reduced by any amount allocable to a fractional share interest for which cash is received) and (iii) the holding period of FFC Shares received by the NorthLand stockholders will include the holding period of the NorthLand Shares surrendered in exchange therefor, provided the NorthLand Shares are held as a capital asset of the Effective Time. A NorthLand stockholder who is entitled to receive cash in lieu of a fractional FFC Share in connection with the Merger will recognize gain (or loss) equal to the difference between such cash amount and the stockholder's basis in the fractional share, and any gain or loss recognized will be capital gain (or loss) if the NorthLand Shares held by such stockholder are a capital asset at the Effective Time.

    Consummation is subject to prior receipt by FFC of an opinion of counsel as to federal income taxation consequences of the Merger to FFC.

    The foregoing is a summary of the anticipated federal income tax consequences of the Merger and is for general information only. It does not include consequences of foreign, state, local or other tax laws or special consequences to particular stockholders having special situations. NorthLand stockholders should consult their own tax advisors regarding specific tax consequences of the Merger to them, including the application and effect of federal, foreign, state and local tax laws and tax consequences of subsequent sales of FFC Shares.

Regulatory Matters

    The Merger is subject to the approval of the Wisconsin Commissioner (as to NorthLand, FFC and FF Bank) and the OTS (as to FFC and FF Bank). FFC and FF Bank filed an application with the OTS on November 30, 1993, NorthLand filed an application with the Wisconsin Commissioner on December 13, 1993, and FFC and FF Bank filed an application with the Wisconsin Commissioner on December 13, 1993. Such applications are pending before the OTS and the Wisconsin Commissioner. The consummation of the Merger is subject to the approvals of the OTS and the Wisconsin Commissioner with respect to the respective appli-cations filed with them. The Merger may not be consummated until 30 days after the OTS approval is obtained.

    There can be no assurance as to the timing of such approvals, if given, or as to the conditions on which they will be given. Such conditions may not be acceptable to FFC and/or NorthLand. When such approvals are received, material changes to the Merger Agreement or other material changes may be imposed which could require a resolicitation of NorthLand's shareholders for approval of the Merger. Such conditions or changes, however, are not anticipated.

Restrictions on Resales by Affiliates

    Although the FFC Shares to be issued to NorthLand stockholders in the Merger have been registered under the Securities Act, any transfer of such shares by any person who is an "affiliate" (as such term is defined under the Securities Act) of NorthLand at the time the Merger was approved by the Board of Directors of NorthLand or who becomes an affiliate of FFC will, under existing law, require either (a) the further registration under the Securities Act of FFC Shares to be transferred, (b) compliance with Rule 145 (in the case of affiliates of NorthLand or Rule 144 (in the case of affiliates of FFC) promulgated under the Securities Act or (c) the availability of another exemption from registration under the Securities Act. Persons who may be deemed to be affiliates of NorthLand or FFC generally include individuals or entities that, directly or indirectly through one or more intermediaries, control, are controlled by, or are under common control with NorthLand or FFC, and may include certain directors and officers of such party, as well as principal stockholders of such party. Stop transfer instructions will be given by FFC to its transfer agent with respect to the FFC Shares owned or to be received by persons subject to the restrictions described above, and the certificates for such stock may be appropriately legended. This Proxy Statement-Prospectus may not be used by any such affiliate for the resale of any FFC Shares received pursuant to the Merger.

                      THE MERGER AGREEMENT

    The following is a brief summary of certain provisions of the Merger Agreement. This summary is qualified in its entirety by reference to the full text of the Merger Agreement.

The Merger

    The Merger Agreement provides that, upon the terms and subject to the conditions of the Merger Agreement, at the Effective Time, NorthLand will be merged with and into FF Bank and the separate corporate existence of NorthLand will thereupon cease. FF Bank will be the Surviving Corporation of the Merger and the separate corporate existence of FF Bank with all its rights, privileges, immunities, powers and franchises will continue unaffected by the Merger. The Merger will have the effects specified in the Merger Agreement and the Combination Agreement attached as Exhibit 1.01 of the Merger Agreement.

    Upon approval of the Merger Agreement at the NorthLand Special Meeting, and provided that the Merger Agreement has not been terminated or abandoned, FF Bank and NorthLand will cause the Combination Agreement to be executed and filed with the OTS. The Merger will be effective if approved by the OTS and will become effective on the date specified by the OTS in its approval of the Merger.


Sale of Consumer Finance Subsidiary

    Under the Merger Agreement, NorthLand is to use its best efforts to enter into a binding contract to sell its consumer finance subsidiary, North Land Finance, Inc. ("NL Finance"). Such contract is subject to approval by FFC, but NorthLand may terminate the Merger Agreement if FFC does not approve the contract. Any gain or loss from the sale will be included in the tangible net worth of NorthLand for purposes of determining the FFC Shares into which the NorthLand Shares are to be converted upon consummation of the Merger.

    On December 28, 1993, NL Finance entered into an Asset Purchase
Agreement (the "NL Finance Sales Agreement") with Wisconsin Finance Corporation ("WFC"), providing for the sale of the accounts and certain other assets of NL Finance to WFC. FFC has approved the NL Finance Sales Agreement. The closing of the sale contemplated by the NL Finance Sales Agreement occurred on January 5, 1994. The purchase price was $7,389,767 and a net after-tax gain of approximately $394,000 was realized from the sale. The gain will be included in calculating the NorthLand Share Value, which will be used to determine the number of FFC Shares to be received by NorthLand's stockholders. Since the NorthLand Share Value is to be multiplied by a minimum of 130% in calculating the number of FFC Shares to be received, the value of FFC Shares to be received by NorthLand stockholders that is attributable to the estimated net after-tax $394,000 gain would be at least $512,200, or $1.04 per NorthLand Share. However, this amount is expected to be substantially offset by the establishment of $316,500 of additional reserves in connection with the Merger. See "The Merger -- Exchange Ratio.

    Under the NL Finance Sales Agreement, upon the happening of certain events such as a breach of a representation by NL Finance, and notice being given by WFC on or prior to February 24, 1994, NL Finance may be required to pay indemnification to WFC or repurchase certain accounts (but not in excess of $250,000 of accounts) from WFC. Any indemnification so required will cause a reduction in NorthLand's tangible net worth (used in calculating the NorthLand Share Value) in the amount of the indemnification paid. If NorthLand repurchases any account, this will cause a reduction in NorthLand's tangible net worth in an amount to be negotiated by NorthLand and FFC with respect to the account repurchased. NorthLand's management does not believe that NorthLand will be required to pay any material amount of indemnification or to repurchase any material amount of accounts.


Representations and Warranties

    The Merger Agreement contains various representations and warranties relating to, among other things: (a) the organization of FFC, FF Bank, NorthLand and NorthLand's subsidiaries and similar corporate matters; (b) the capital structure of NorthLand; (c) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters;
(d) required consents, approvals or waivers, conflicts under charters or bylaws and violations of any instruments or of law; (e) the accuracy of certain financial statements; (f) absence of material adverse changes;
(g) litigation and other legal proceedings concerning NorthLand;
(h) disclosure of certain agreements of NorthLand; (i) compliance with laws;
(j) NorthLand tax matters; (k) NorthLand retirement and other employee plans and matters relating to ERISA; (l) NorthLand real and personal property and NorthLand environmental matters; (m) NorthLand loans; (n) NorthLand insurance;
(o) NorthLand labor matters and (p) NorthLand transactions with related parties. The representations and warranties do not survive the closing of the Merger.

Certain Covenants

    Pursuant to the Merger Agreement, NorthLand has agreed that during the period from the date of the Merger Agreement until the Effective Time it will: (a) carry on its business in the ordinary course and (b) not take certain actions, except as permitted by the Merger Agreement, FFC or FF Bank.

    FF Bank has agreed to retain as many NorthLand employees as necessary for the continued operation of NorthLand's branch offices subsequent to the closing, except for such positions as may be eliminated in the consolidation of NorthLand's Minocqua branch office and FF Bank's Minocqua branch office.
FF Bank has also agreed to endeavor to place qualified other NorthLand personnel in positions at FF Bank. NorthLand employees who are not offered employment at FF Bank and who are either employed on the data processing conversion date or terminated between the closing date and the data processing conversion date are to receive severance benefits, placement and other counseling services.

    FFC is causing to be performed certain environmental assessments with respect to real estate of NorthLand and NorthLand and Buyer are to share equally the costs incurred for such assessments.

Solicitation of Other Transactions and Break-Up Fee

    NorthLand is not to solicit, initiate or engage in or authorize the solicitation of any discussions or negotiations with, or provide any information to, any third party concerning the sale of NorthLand Common Stock or a merger, sale of substantial assets or other similar transaction involving NorthLand, provided that NorthLand may engage in such discussions and negotiations and provide such information if NorthLand's counsel advises the Board of Directors that it has a fiduciary obligation to do so. If the Merger Agreement is terminated for certain reasons and if within 18 months after such termination NorthLand enters into a letter of intent or definitive agreement for the acquisition, merger, consolidation, liquidation or dissolution of NorthLand, the sale or exchange of all or a substantial part of the capital stock or assets of NorthLand or any other business combination involving NorthLand (except the sale of North Land Finance, Inc.), NorthLand has agreed to pay FFC a break-up fee equal to $1 million plus all of the expenses of FFC or FF Bank related to the transactions contemplated by the Merger Agreement up to $250,000.

Conditions to the Merger

    The respective obligations of FFC, FF Bank and NorthLand to consummate the Merger are subject to the fulfillment of conditions, including that all necessary regulatory approvals have been obtained. Among the conditions to which NorthLand's obligations are subject are the following: (i) the transactions contemplated by the Merger Agreement shall have been approved by the affirmative vote of the holders of a majority of the NorthLand Shares represented at the NorthLand Special Meeting and (ii) NorthLand shall have received from counsel for FFC and FF Bank a legal opinion in form reasonably acceptable to NorthLand. Among the conditions to which the obligations of FFC and FF Bank are subject are the following: (i) no material adverse change shall have occurred with respect to the business, operations, financial condition or prospects of NorthLand, (ii) FFC and FF Bank shall have received from Michael, Best & Friedrich, counsel for NorthLand, a legal opinion in form reasonably acceptable to them, (iii) no approval or consent of any governmental agency having jurisdiction over the Merger shall contain in condition, obligation or other term which FFC and FF Bank reasonably determines would have a material adverse effect on the business, operations, financial condition of prospects of NorthLand, FFC or FF Bank after consummation of the Merger and (iv) the Merger shall qualify for accounting purposes as a pooling of interests. It is anticipated that the opinion of Michael, Best & Friedrich will cover such items as the valid existence of NorthLand, the corporate power of NorthLand to carry on its business, the authorized capital stock of NorthLand, the due authorization of the Merger Agreement by NorthLand, the binding nature of the Merger Agreement on NorthLand, the receipt of necessary regulatory and other approvals and similar matters.

Termination

    The Merger Agreement may be terminated upon the occurrence of certain events. Some of the events upon which any party may terminate the Merger Agreement are as follows: (i) the closing of the Merger has not occurred by October 13, 1994 and (ii) the Merger Agreement is not approved by the necessary shareholder vote at the NorthLand Shareholder Meeting. The discussion under "The Merger Agreement -- Sale of Consumer Finance Subsidiary" sets forth certain events upon which NorthLand may terminate the Merger Agreement. Some of the events upon which FFC or FF Bank may terminate the Merger Agreement are as follows: (i) the FFC Share Value is less than $12 and
(ii) NorthLand fails to provide for any additional reserve or allowance for possible losses that is requested by FFC or FF Bank. In addition, if requested by the Wisconsin Commissioner, OTS, FDIC or NorthLand's independent auditors to provide additional reserves or allowances for possible losses, NorthLand has agreed to do so, but, if it fails to do so, the sole remedy of FFC or FF Bank is to terminate the Merger Agreement and be reimbursed by NorthLand for their out-of-pocket costs incurred prior to the termination up to a maximum amount of $150,000.

Expenses

    Whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby shall be paid by the party incurring such costs and expenses, except as discussed under "The Merger Agreement -- Solicitation of Other Transactions and Break-up Fee" and "-- Certain Covenants," above.


            PRO FORMA COMBINED FINANCIAL INFORMATION

    Under the Merger Agreement, NorthLand is to be merged into FF Bank and all issued and outstanding NorthLand Shares are to be converted into the right to receive FFC Shares. See "The Merger."

    The following Pro Forma Combined Statement of Financial Condition as of September 30, 1993 combines the historical consolidated statements of financial condition of FFC and NorthLand as if the Merger had occurred on September 30, 1993, after giving effect to pro forma adjustments described in the accompanying notes.

    The following Pro Forma Combined Statements of Income are presented as if the Merger had been consummated at the beginning of each period presented. FFC's fiscal year ends December 31 and NorthLand's ends September 30. In the Pro Forma Combined Statement of Income, NorthLand's results of operations are presented consistent with the fiscal year of FFC. The Pro Forma Combined Statements of Income for the nine months ended September 30, 1993 present the combined results of operations of FFC and NorthLand for the period indicated. The Pro Forma Combined Statements of Income for the years ended December 31, 1992, 1991 and 1990 present the combined results of operations of FFC for the fiscal years ended December 31, 1992, 1991 and 1990 with the results of operations of NorthLand for the fiscal years ended September 30, 1992, 1991 and 1990, respectively.

    The Pro Forma Combined Financial Information and the related notes reflect the application of the pooling-of-interests method of accounting. Under this method of accounting, the recorded assets, liabilities, income and expenses of FFC and NorthLand and reporting policies of FFC and NorthLand are combined and recorded at their historical cost-based amounts. The significant accounting and reporting policies of FFC and NorthLand differ in minor respects and no effect has been given to such variances in the Pro Forma Combined Financial Information, except as noted in the related notes thereto. Certain historical information of NorthLand has been reclassified to conform to FFC's financial statement presentation.

    The Pro Forma Combined Financial Information included within is not necessarily indicative of the consolidated financial position or results of future operations of the combined entity or the actual results that would have been achieved had the Merger been consummated prior to the periods indicated. The Pro Forma Combined Financial Information should be read in conjunction with the separate historical consolidated financial statements and related notes of FFC and NorthLand.

FIRST FINANCIAL CORPORATION
NORTHLAND BANK OF WISCONSIN, S.S.B.
PRO FORMA COMBINED STATEMENT OF FINANCIAL CONDITION
At September 30, 1993


                                                                             Pro Forma
                                        FFC         NorthLand        Adjustments      Combined
                                                           (in thousands)
ASSETS
Cash and cash equivalents        $   122,492      $    3,390           $  0        $   125,882
Securities available for sale         80,000                                            80,000
Investment securities                178,604           5,999              0            184,603
Mortgage-related securities        1,316,429          18,623              0          1,335,052
Loans available for sale             100,507                              0            100,507
Loans receivable                   2,736,168          95,666              0          2,831,834
Accrued interest on loans             25,457             971              0             26,428
Foreclosed properties and
  repossessed assets                 7,51683                              0              7,599
Real estate held for
  investment or sale                  17,027                              0             17,027
Office properties and equipment       50,982           2,462              0             53,444
Cost in excess of net assets
  of acquired businesses               3,208             726              0              3,934
Core deposit intangibles              29,796                              0             29,796
Other assets                          63,357             740              0             64,097

                                  $4,731,543      $  128,660           $  0         $4,860,203


LIABILITIES AND STOCKHOLDERS'
  EQUITY
Deposits                          $4,089,930        $114,452           $  0         $4,204,382
Federal Home Loan Bank
  advances and other borrowings      324,036           1,000              0            325,036
Advance payments by borrowers
  for taxes and insurance             56,862             453              0             57,315
Other liabilities                     39,637           1,569              0             41,206

   Total liabilities               4,510,465         117,474              0          4,627,939

Stockholders' equity:
  Serial preferred stock                   0               0              0                  0
  Common stock                        23,560             494            329(A)          24,383
  Additional paid-in capital          27,275           4,294          (329)(A)          31,240
  Retained earnings,
    substantially restricted         170,243           6,398              0            176,641

Total stockholders' equity           221,078          11,186              0            232,264

                                  $4,731,543        $128,660           $  0         $4,860,203

FIRST FINANCIAL CORPORATION
NORTHLAND BANK OF WISCONSIN, S.S.B.
PRO FORMA COMBINED STATEMENT OF INCOME
For The Nine Months Ended September, 1993

                                                                     Pro Forma (B) (C)
                                       FFC         NorthLand      Adjustments   Combined
                                             (in thousands, except per share amounts)
Interest income:
  Mortgage loans                    $119,927       $4,088            $  0       $124,015
  Mortgage-related securities         66,694        1,255               0         67,949
  Other loans                         59,568        2,626               0         62,194
  Investments                          8,405          333               0          8,738
     Total interest income           254,594        8,302               0        262,896
Interest expense:
  Deposits                           128,329        3,809               0        132,138
  Borrowings                          15,537           39               0         15,576
     Total interest expense          143,866        3,848               0        147,714
Net interest income                  110,728        4,454               0        115,182
Provision for losses on loans          7,824          374               0          8,198
                                     102,904        4,080               0        106,984
Noninterest income:
  Loan fees and service charges        6,455          113               0          6,568
  Deposit account service fees         5,595          423               0          6,018
  Insurance commissions                4,822           15               0          4,837
  Service fees on loans sold           4,229           62               0          4,291
  Gain on sale of mortgage loans       5,120          123               0          5,243
  Gain on sale of securities               0          194               0            194
  Other                                1,424          186               0          1,610
     Total noninterest income         27,645        1,116               0         28,761
     Operating income                130,549        5,196               0        135,745
Noninterest expense:
  Compensation and benefits           33,359        1,943               0         35,302
  Data processing                      5,616          272               0          5,888
  Occupancy                            5,680          439               0          6,119
  Federal deposit insurance
     premiums                          5,080          191               0          5,271
  Amortization of intangible
     assets                            4,815           80               0          4,895
  Other                               25,251          836               0         26,087
     Total noninterest expense        79,801        3,761               0         83,562
Income before income taxes            50,748        1,435               0         52,183
Income taxes                          18,705          654               0         19,359
Net income                         $  32,043      $   781            $  0       $ 32,824
Earnings per share (D):
     Primary                       $    1.35      $  1.58                       $   1.34
     Fully diluted                 $    1.32      $  1.58                       $   1.31
Weighted average common equivalent
  shares (D):
     Primary                          23,724          494             329         24,547
     Fully diluted                    24,243          494             329         25,066

FIRST FINANCIAL CORPORATION
NORTHLAND BANK OF WISCONSIN, S.S.B.
PRO FORMA COMBINED STATEMENT OF INCOME
For The Year Ended December 31, 1992

                                                                      Pro Forma (B)(C)
                                       FFC        NorthLand       Adjustments    Combined
                                            (in thousands, except per share amounts)
Interest income:
  Mortgage loans                    $131,206      $ 5,818             $ 0       $137,024
  Mortgage-related securities         83,040        2,042               0         85,082
  Other loans                         73,148        3,619               0         76,767
  Investments                          9,477          693               0         10,170
     Total interest income           296,871       12,172               0        309,043
Interest expense:
  Deposits                           174,042        6,725               0        180,767
  Borrowings                           7,854           88               0          7,942
     Total interest expense          181,896        6,813               0        188,709
Net interest income                  114,975        5,359               0        120,334
Provision for losses on loans         13,851        1,615               0         15,466
                                     101,124        3,744               0        104,868
Noninterest income:
  Loan fees and service charges        8,566          148               0          8,714
  Deposit account service fees         5,933          587               0          6,520
  Insurance commissions                5,666           18               0          5,684
  Service fees on loans sold           4,395           97               0          4,492
  Gain on sale of mortgage loans       4,859          243               0          5,102
  Gain on sale of securities              41          288               0            329
  Other                                2,749          163               0          2,912
     Total noninterest income         32,209        1,544               0         33,753
     Operating income                133,333        5,288               0        138,621
Noninterest expense:
  Compensation and benefits           37,177        2,388               0         39,565
  Data processing                      6,622          464               0          7,086
  Occupancy                            5,973          504               0          6,477
  Federal deposit insurance premiums   6,968          271               0          7,239
  Amortization of intangible assets    3,713          107               0          3,820
  Other                               28,258        1,226               0         29,484
     Total noninterest expense        88,711        4,960               0         93,671
Income before income taxes and
  cumulative effect of a change
  in accounting principle             44,622          328               0         44,950
Income taxes                          16,190          211               0         16,401
Net Income from continuing operations 28,432          117               0         28,549
Earnings per share (D):
  Primary                           $   1.21      $  0.24                       $   1.17
  Fully diluted                     $   1.19      $  0.24                       $   1.15
Weighted average common equivalent
  shares (D):
     Primary                          23,498          494             329         24,321
     Fully diluted                    23,822          494             329         24,645


FIRST FINANCIAL CORPORATION
NORTHLAND BANK OF WISCONSIN, S.S.B.
PRO FORMA COMBINED STATEMENT OF INCOME
For The Year Ended December 31, 1991

                                                                                   Pro Forma (B) (C)
                                                       FFC      NorthLand      Adjustments    Combined
                                                          (in thousands, except per share amounts)
Interest income:
  Mortgage loans                                  $ 143,574       $  6,878         $  0     $ 150,452
  Mortgage-related securities                        67,650          2,354            0        70,004
  Other loans                                        75,204          3,019            0        78,223
  Investments                                        13,653            841            0        14,494
     Total interest income                          300,081         13,092            0       313,173
Interest expense:
  Deposits                                          199,768          8,259            0       208,027
  Borrowings                                          3,981             89            0         4,070
     Total interest expense                         203,749          8,348            0       212,097
Net interest income                                  96,332          4,744            0       101,076
Provision for losses on loans                        18,333            733            0        19,066
                                                     77,999          4,011            0        82,010
Noninterest income:
  Loan fees and service charges                       8,223             94            0         8,317
  Deposit account service fees                        5,053            703            0         5,756
  Insurance commissions                               5,681             24            0         5,705
  Service fees on loans sold                          6,920            116            0         7,036
  Gain on sale of mortgage loans                      3,241              0            0         3,241
  Gain on sale of securities                          2,319             21            0         2,340
  Other                                               2,894            251            0         3,145
     Total noninterest income                        34,331          1,209            0        35,540

     Operating income                               112,330          5,220            0       117,550
Noninterest expense:
  Compensation and benefits                          34,047          2,096            0        36,143
  Data processing                                     6,339            327            0         6,666
  Occupancy                                           6,558            506            0         7,064
  Federal deposit insurance premiums                  6,276            262            0         6,538
  Amortization of intangible assets                   2,790            122            0         2,912
  Other                                              25,385          1,145            0        26,530
     Total noninterest expense                       81,395          4,458            0        85,853
Income before income taxes                           30,935            762            0        31,697
Income taxes                                         12,409            308            0        12,717
Net income                                        $  18,526       $    454         $  0     $  18,980
Earnings per share (D):
  Primary                                         $    0.80       $   0.92                  $    0.79
  Fully diluted                                   $    0.79       $   0.92                  $    0.78
Weighted average common equivalent shares (D):
  Primary                                            23,114            494          329        23,937
  Fully diluted                                      23,395            494          329        24,218

FIRST FINANCIAL CORPORATION
NORTHLAND BANK OF WISCONSIN, S.S.B.
PRO FORMA COMBINED STATEMENT OF INCOME
For The Year Ended December 31, 1990

                                                                                   Pro Forma (B) (C)
                                                       FFC      NorthLand      Adjustments    Combined
                                                        (in thousands, except per share amounts)
Interest income:
  Mortgage loans                                  $ 157,603      $   6,253         $  0     $ 163,856
  Mortgage-related securities                        39,023          2,266            0        41,289
  Other loans                                        79,594          3,435            0        83,029
  Investments                                        15,921          1,011            0        16,932
     Total interest income                          292,141         12,965            0       305,106

Interest expense:
  Deposits                                          196,323          8,490            0       204,813
  Borrowings                                          8,425            107            0         8,532
     Total interest expense                         204,748          8,597            0       213,345

Net interest income                                  87,393          4,368            0        91,761
Provision for losses on loans                        16,044          1,119            0        17,163
                                                     71,349          3,249            0        74,598

Noninterest income:
  Loan fees and service charges                       7,280            117            0         7,397
  Deposit account service fees                        3,530            543            0         4,073
  Insurance commissions                               6,026             53            0         6,079
  Service fees on loans sold                          8,604            120            0         8,724
  Gain on sale of mortgage loans                        451              0            0           451
  Gain (loss) on sale of securities                   1,052           (123)           0           929
  Other                                               4,440            120            0         4,560
     Total noninterest income                        31,383            830            0        32,213

     Operating income                               102,732          4,079            0       106,811
Noninterest expense:
  Compensation and benefits                          32,465          2,061            0        34,526
  Data processing                                     5,702            196            0         5,898
  Occupancy                                           6,658            592            0         7,250
  Federal deposit insurance premiums                  4,792            242            0         5,034
  Amortization of intangible assets                   2,521            137            0         2,658
  Other                                              24,702          1,117            0        25,819
     Total noninterest expense                       76,840          4,345            0        81,185
Income (loss) before income taxes                    25,892           (266)           0        25,626
Income taxes (credit)                                 9,870            (66)           0         9,804
Net income (loss)                                  $ 16,022      $   ( 200)        $  0     $  15,822
Earnings (loss) per share (D):
  Primary                                          $   0.70      $   (0.40)                 $    0.66
  Fully diluted                                    $   0.70      $   (0.40)                 $    0.66
Weighted average common equivalent shares (D):
  Primary                                            23,006            494          329        23,829
  Fully diluted                                      23,006            494          329        23,829

Notes to Pro Forma Combined Financial Information

     (A) Represents an adjustment to common stock reflecting the par value of FFC Shares to be issued in conjunction with the Merger and a related adjustment to additional paid-in capital. FFC Shares to be issued in connection with the Merger were determined by multiplying the number of outstanding NorthLand Common Stock by 1.6652, an assumed exchange ratio determined using an FFC Share Value of $16.525 (the average closing price of FFC Common Stock over the five-trading-day period ended December 31, 1993) and a NorthLand Share Value of $27.52 as of September 30, 1993.. See "The
Merger -- Exchange Ratio" for further details relative to the methodology for determining the NorthLand Share Value and the number of FFC Shares to be issued. The $316,500 of additional reserves that NorthLand has agreed to take (see "The Merger -- Exchange Ratio") and the net after-tax gain of approximately $394,000 realized upon the sale of NL Finance (see "The Merger Agreement -- Sale of Consumer Finance Subsidiary") have not been included in the calculation of such assumed exchange ratio because the tax-effected change would not be material.

     (B) Additional accruals or reserves that may be necessary with restructuring or reorganization charges relating to the Merger are not reflected in the Pro Forma Combined Statements of income since they are not anticipated to have a significant and/or continuing impact on FFC.

     (C) FFC anticipates that, subsequent to the Merger, significant cost savings will be realized through consolidation of operations, including data processing and certain administrative office functions. The extent of the cost savings realized and the timing of these savings may vary from management expectations and may be negatively influenced by economic conditions, inflation and regulatory actions (such as an increase in FDIC insurance costs). No adjustments have been included in the Pro Forma Combined Statements of Income for anticipated cost reductions.

     (D) Pro Forma Combined Earnings Per Share data have been determined based upon (i) the combined historical net income (loss) of FFC and NorthLand and (ii) the combined historical weighted average common equivalent shares of FFC and NorthLand. For purposes of this determination NorthLand's historical weighted average common shares outstanding were multiplied by 1.6652, an assumed exchange ratio determined using an FFC Share Value of $16.525 (the average closing price of FFC Common Stock over the five-trading-day period ended December 31, 1993) and a NorthLand Share Value of $27.52 as of September 30, 1993. See "The Merger -- Exchange Ratio" for further details relative to the methodology for determining the NorthLand Share Value and the number of FFC Shares to be issued.

     (E)  FFC's fiscal year ends December 31 and NorthLand's ends
September 30. The Pro Forma Combined Statement of Income for the nine months ended September 30, 1993 includes FFC's and NorthLand's operations for that period. As such, NorthLand's operations for the first three months of its fiscal year ending September 30, 1993 are not included in any of the Pro Forma Combined Statements of Income. NorthLand's net interest income, and net income for the three months ended December 31, 1992 that have not been included in the Pro Forma Combined Statements of Income amount to $1,477,000 and $680,000, respectively, as set forth below:

                         Fiscal Year     Nine Months    Three Months
                            Ended           Ended           Ended
                        September 30,   September 30,   December 31,
                            1993             1993           1993
                                       (in Thousands)

Net interest income         $5,931          $4,454          $1,477

Net income*                 $1,461          $  781          $  680


* Net income for the fiscal year ended September 30, 1993 and the three months ended December 31, 1992 include a $353,000 one-time income item relative to the effect of a change in accounting for income taxes upon the adoption of Financial Accounting Standard No. 109 (Accounting for Income Taxes).


          NORTHLAND STOCK OWNERSHIP BY CERTAIN PERSONS

    The following table sets forth the beneficial ownership of NorthLand Common Stock by (i) each person known by NorthLand to be the beneficial owner of more than five percent of NorthLand Common Stock, (ii) directors and executive officers of NorthLand and (iii) directors and executive officers of NorthLand as a group. Unless indicated otherwise, the persons listed below have sole voting power and investment power.



                              Number of Shares         Percent
          Name               Beneficially Owned        of Class

Henry C. Martinsen (1)           39,746               8.04%
Matthew F. Anich                  5,820               1.18
Eugene A. Halker                 42,888 (2)           8.68
Gerald A. Larson                    100               0.02
LeRoy E. Lee                      1,500               0.30
John H. Maitland                 10,000               2.02
Michael V. Masterson             40,806               8.26
Edwin R. Malmberg                13,891               2.81
Omer O. Nelson                   11,900               2.41
Robert J. O'Leary                41,400               8.38
John R. Tyndall                   4,000               0.81
Jeffrey A. Beirl                  7,895 (3)           1.60
John P. Marvin                    2,000               0.40
Kenneth J. Provost                  100               0.02
Michael W. Simon                  2,050               0.41
Jamie L. Wagner                     903               0.18
Directors and Officers
  as a Group                    185,253              37.49

(1)  Mr. Martinsen's address is 101 West Main Street, Ashland, Wisconsin
     54086.
(2) 14,783 shares are owned by a partnership; voting and investment power is shared with other partner(s).
(3) As to 25 shares, voting and investment power is shared with his mother who is a joint tenant.


DESCRIPTION OF FFC COMMON STOCK AND COMPARISON OF STOCKHOLDER RIGHTS

     Set forth below is a description of the FFC Common Stock, as well as a summary of the material differences between the rights of holders of NorthLand Common Stock and their prospective rights as holders of FFC Common Stock. If the Merger Agreement is approved and adopted and the Merger consummated, the holders of NorthLand Common Stock will become holders of FFC Common Stock. Therefore, the articles of incorporation and bylaws of FFC, and the applicable provisions of the Wisconsin Business Corporation Law ("WBCL"), will govern the rights of current stockholders of NorthLand. The following comparison is based on the current terms of the governing documents of the respective companies and on the current provisions of applicable state law. Although it is impractical to note all of the differences between applicable law and between the applicable governing documents, the discussion is intended to highlight certain significant differences between the rights of holders of NorthLand Common Stock and FFC Common Stock.

Authorized Capital Stock

     The authorized capital stock of FFC consists of 30,000,000 shares of FFC Common Stock, $1.00 par value per share, and 3,000,000 shares of serial preferred stock, $1.00 par value per share. As of December 31, 1993, there were 23,587,327 shares of FFC Common Stock outstanding and no shares of preferred stock outstanding. FFC will issue approximately 822,874 shares of FFC Common Stock and no shares of serial preferred stock in the Merger. Upon completion of the Merger, approximately 24,410,000 shares of FFC Common Stock will be outstanding. The board of directors of FFC is authorized to issue preferred stock in series and to fix and state the voting powers, designations, preferences and relative participating, optional or other special rights of the shares of each such series and the qualifications, limitations and restrictions thereof. Preferred stock may rank prior to the FFC Common Stock as to dividend rights, liquidation preferences, or both, and may have full or limited voting rights; accordingly, the issuance of preferred stock could adversely affect the rights of common stockholders. The holders of the preferred stock would be entitled to vote as a separate class or series under Wisconsin law in a number of circumstances, including any amendment which would create or enlarge any class or series ranking prior thereto in rights and preferences (excluding substituting the surviving entity in a merger or consolidation for FFC).

     The authorized capital of NorthLand consists of 1,000,000 of NorthLand Common Stock, $1.00 par value per share. As of December 31, 1993, there were 494,148 shares of NorthLand Common Stock outstanding. NorthLand does not have any authorized preferred stock.

FFC Common Stock

     Each share of FFC Common Stock has the same relative rights and is identical in all respects to each other share of FFC Common Stock. The FFC Common Stock is nonwithdrawable capital, is not an insurable type and is not federally insured by the FDIC. Holders of FFC Common Stock are entitled to one vote per share on each matter properly submitted to shareholders for their vote, including the election of directors. Holders of FFC Common Stock do not have the right to cumulate their votes for the election of directors, and they have no preemptive or conversion rights with respect to any shares that may be issued. Holders of FFC Common Stock are entitled to receive dividends when and as declared by the FFC Board of Directors out of funds legally available for distribution.

     The FFC Common Stock is not subject to additional calls or assessments by FFC and all shares of FFC Common Stock currently outstanding are fully paid and nonassessable, subject to the limitation contained in the Wisconsin Business Corporation Law, which makes stockholders of Wisconsin corporations, including FFC, personally liable up to an amount equal to the "par value" of their shares for debts owing to employees of the corporation for services performed, but not in excess of six months service for any employee. For purposes of assessability of stock, "par value" has been construed by a Wisconsin trial court to mean the consideration paid for the stock. This decision was upheld by a split decision of the Wisconsin Supreme Court with one justice abstaining.

     In the unlikely event of any liquidation or dissolution of FFC, the holders of FFC Common Stock would be entitled to receive, after payment or provision for payment of all debts and liabilities of FFC, if any, and after payment of the liquidation preferences of all outstanding shares of preferred stock, if any, all remaining assets of FFC available for distribution, in cash or in kind.

     The transfer agent and registrar for FFC Common Stock are Norwest Bank Minnesota, N.A., 161 North Concord Exchange, P.O. Box 738, South St. Paul, Minnesota 55075-0738.

Articles of Incorporation and Bylaw Provisions

     Directors. FFC's articles of incorporation provide that a director may only be removed for cause and then only after the affirmative vote of two-thirds of the total shares eligible to vote at a duly constituted meeting of the stockholders called expressly for that purpose. The articles of incorporation also provide that at least 20 days' written notice must be provided to any director or directors whose removal is to be considered at a stockholders' meeting called for such purpose.

     NorthLand's bylaws provide that the Board of Directors may remove a director for a violation of Chapter 215 of the Wisconsin Statutes, a rule or order of the Wisconsin Commissioner, NorthLand's articles of incorporation or bylaws, or any law governing savings and loan operations. A director, however, may only be removed after affording him or her an opportunity to be heard by the Board of Directors.

     Beneficial Ownership Limitation. The articles of incorporation of FFC contain a provision prohibiting any person from directly or indirectly offering to acquire or acquiring the beneficial ownership of 10% or more of the issued and outstanding voting stock of FFC as long as FFC is registered with the OTS as a savings and loan holding company. The term "person" means an individual, a group acting in concert, a corporation, a partnership, an association, a joint stock company, a trust or any unincorporated organization or similar company. This provision will not apply to acquisitions approved by the OTS and by the holders of two-thirds of FFC's outstanding voting stock.
In the event voting stock is acquired in violation of this provision, the excess shares shall not be entitled to vote on any matter or to take other stockholder action or be counted in determining the total number of outstanding shares for purposes of any matter involving stockholder action, and the board of directors may cause such excess shares to be transferred to an independent trustee for sale on the open market or otherwise.

     NorthLand's articles of incorporation or bylaws contain no similar provision.

     Criteria for Evaluating Certain Offers. The board of directors of FFC when evaluating any offer of another person to (i) make a tender or exchange offer for any equity security of FFC, (ii) merge or consolidate FFC with another institution or (iii) purchase or otherwise acquire all or substantially all of the properties and assets of FFC, shall, in connection with the exercise of its judgment in determining what is in the best interests of FFC and its stockholders, give due consideration to all relevant factors, including without limitation the social and economic effects of acceptance of such offer on depositors, borrowers and employees of any savings and loan subsidiaries of FFC and on the communities in which such subsidiaries operate or are located and the ability of such subsidiaries to fulfill the objectives of savings and loan associations under applicable Wisconsin and federal statutes and regulations. This provision may hinder or preclude an attempt to acquire a large block of FFC Common Stock by certain persons and, by having these standards in the articles of incorporation, the board of directors may be in a stronger position to oppose such a transaction if the board concludes that on balance the transaction would not be in the best interests of FFC and its stockholders, even if the price offered was significantly greater than the market price of the FFC Common Stock at such time.

     NorthLand's articles of incorporation or bylaws contain no similar provision.

     Fair Price Provision. Under Wisconsin Statutes applicable to FFC, FFC will be able to merge or consolidate with other corporations or sell all or substantially all of its assets, with the approval of a majority of the shares entitled to vote on the proposal. FFC's articles of incorporation, however, also contain a "fair price" provision. In general, the fair price provision requires the approval by at least two-thirds of the voting power of the outstanding capital stock of FFC entitled to vote generally in the election of directors (the "Voting Stock"), voting as a single class, excluding Voting Stock held by a holder of more than 10% of the Voting Stock ("Interested Stockholder") or any affiliate thereof, as a condition for mergers and certain other business combinations of FFC ("Business Combinations") with any Interested Stockholder unless the transaction is either approved by at least a majority of the members of the board of directors who are unaffiliated with the Interested Stockholder (the "Continuing Directors") or certain minimum price and procedural requirements are met.

     The term "Interested Stockholder" is defined in the fair price provision to mean any person (other than FFC or any subsidiary) who is: (a) the beneficial owner, directly or indirectly, of more than 10% of the voting power of the outstanding Voting Stock; (b) an affiliate of FFC, and which at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding Voting Stock; or (c) was an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Stockholder, if such assignment or succession shall have occurred in the course of transactions not involving a public offering within the meaning of the Securities Act.

     The term "Business Combination" is defined to include: (a) any merger or consolidation of FFC or any subsidiary with any Interested Stockholder or any other corporation (whether or not itself an Interested Stockholder) which is, or after such merger of consolidation would be, an affiliate of an Interested Stockholder; or (b) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Stockholder or any affiliate of any Interested Stockholder of any assets of FFC or any subsidiary having an aggregate fair market value of $1 million or more; or (c) the issuance or transfer by FFC or any subsidiary (in one transaction or a series of transactions) of any securities of FFC or subsidiary to any Interested Stockholder or any affiliate of any Interested Stockholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $1 million or more; or (d) the adoption of any plan or proposal for the liquidation or dissolution of FFC proposed by or on behalf of an Interested Stockholder or any affiliate of any Interested Stockholder; or (e) any reclassification of securities (including any reverse stock split) or recapitalization of FFC, or any merger or consolidation of FFC with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Stockholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of FFC, or any subsidiary which is directly or indirectly owned by any Interested Stockholder or any affiliate of any Interested Stockholder.

     It should be noted that while the fair price provision is designed to help assure fair treatment of all stockholders vis-a-vis other stockholders in the event of a takeover, it is not the purpose of the provision to assure that stockholders will receive a premium price for their shares in a takeover. Accordingly, this provision will not preclude FFC's board of directors from opposing any future takeover proposal which it believes not to be in the best interests of FFC and its stockholders, whether or not such proposal satisfies the minimum price criteria and procedural requirements of the fair price provision.

     NorthLand's articles of incorporation or bylaws contain no similar provision.

Applicable Law

     Wisconsin Business Corporation Law. Under Section 180.1150(2) of the WBCL, the voting power of shares of an "issuing public corporation," such as FFC, which are held by any person in excess of 20% of the voting power in the election of directors shall be limited (in voting on any matter) to 10% of the full voting power of such excess shares, unless full voting rights have been restored at a special meeting of the shareholders called for that purpose. This statute is a "scaled voting rights/control share acquisition" statute and is designed to protect corporations against uninvited takeover bids by reducing to one-tenth of their normal voting power all shares in excess of twenty percent owned by an acquiring person. Shares held or acquired under certain circumstances are excluded from the application of
Section 180.1150(2), including (among others) shares acquired directly from FFC and shares acquired in a merger or share exchange to which FFC is a party.

     Sections 180.1130 to 180.1134 of the WBCL provide generally that in addition to the vote otherwise required by law or the articles of incorporation of an "issuing public corporation," such as FFC, certain business combinations not meeting certain fair price standards specified in the statute must be approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the outstanding voting shares of the corporation, and (ii) two-thirds of the votes entitled to be cast by the holders of voting shares other than voting shares beneficially owned by a "significant shareholder" or an affiliate or associate thereof who is a party to the transaction. The term "business combination is defined to include, subject to certain exceptions, a merger or share exchange of the issuing public corporation (or any subsidiary thereof) with, or the sale or other disposition of substantially all of the property and assets of the issuing public corporation to, any significant shareholder or affiliate thereof. "Significant shareholder" is defined generally to mean a person that is the beneficial owner of 10% or more of the voting power of the outstanding voting shares of the issuing public corporation. The statute also restricts the repurchase of shares and the sale of corporate assets by an issuing public corporation in response to a takeover offer.

     Sections 180.1140 to 180.1144 of the WBCL prohibit certain "business combinations" between a "residential domestic corporation," such as FFC, and a person beneficially owning 10% or more of the voting power of the outstanding voting stock of such corporation (an "interested shareholder") within three years after the date such person became a 10% beneficial owner, unless the business combination or the acquisition of such stock has been approved before the stock acquisition date by the corporation's board of directors. After such three-year period, a business combination with the interested shareholder may be consummated only with the approval of the holders of a majority of the voting stock not beneficially owned by the interested shareholder at a meeting called for that purpose, unless the business combination satisfies certain adequacy-of-price standards intended to provide a fair price for shares held by disinterested shareholders.

     The WBCL gives Wisconsin corporations the authority to adopt shareholder rights or option plans which adjust upon a reorganization, merger, share exchange, sale of assets or other occurrence. Such rights or option plans may include conditions that prevent the holder of a specified percentage of the outstanding shares of the corporation, including subsequent transferees of the holder, from exercising such rights or options. Generally these so-called "poison pill" rights or option plans give a corporation's shareholders increased shares or value in the corporation or the acquiring corporation and thereby make an acquisition more expensive for a hostile acquiror. FFC has issued no such rights or options.

     Chapter 215 of the Wisconsin Statutes. The rights of stockholders of NorthLand are subject to and governed by Chapter 215 of the Wisconsin Statutes. Under Chapter 215, the provisions of the WBCL apply to NorthLand to the extent that they are not inconsistent with the provisions of Chapter 215.
Section 215.73 of the Wisconsin Statutes provides that NorthLand, with the consent of the Wisconsin Commissioner and subject to any condition the Wisconsin Commissioner prescribes, may participate in certain mergers involving certain other financial institutions upon the affirmative vote of two-thirds of the directors (and without any stockholder vote). Consequently, with respect to these types of mergers, the above-discussed provisions of the WBCL would not be applicable to NorthLand because no shareholder vote is required.

     Federal Law. Federal law provides that, subject to certain exemptions, no person acting directly or indirectly or through or in concert with one or more other persons may acquire "control" of an insured institution, such as FFC, without giving at least 60 days' prior written notice providing specified information to the OTS. "Control" is defined for this purpose as the power, directly or indirectly, to direct the management or policies of an insured institution or to vote 25 percent or more of any class of voting securities of an insured institution. Control is presumed to exist where the acquiring party has voting control of at least 10 percent of any class of the institution's voting securities which is registered under Section 12 of the Exchange Act and is actively traded. The term "actively traded" is defined in the regulation to mean securities that are either listed on a securities exchange or quoted on the NASDAQ-NMS. The OTS may prohibit the acquisition of control if it finds among other things that (i) the acquisition would result in a monopoly or substantially lessen competition; (ii) the financial condition of the acquiring person might jeopardize the financial stability of the institution or (iii) the competence, experience or integrity of any acquiring person or any of the proposed management personnel indicates that it would not be in the interest of the depositors or the public to permit the acquisition of control by such person.

     NorthLand is also subject to these federal law provisions.


                             EXPERTS

     The consolidated financial statements of FFC incorporated by reference in FFC's Annual Report on Form 10-K for the year ended December 31, 1992 have been audited by Ernst & Young, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of NorthLand incorporated by reference in NorthLand's Annual Report on Form 10-K for the year ended September 30, 1993 have been audited by Keller & Yoder, independent accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report, given on the authority of said firm as experts in accounting and auditing.

                         ANNEX A




                  Fair Market Valuation

                Report for the NorthLand

                 Bank of Wisconsin, ssb

January 14, 1993

Mr. Michael V. Masterson, President
NorthLand Bank of Wisconsin, ssb
221 Fourth Avenue West
Ashland, WI 54806

Dear Mr. Masterson:

     We understand that NorthLand Bank of Wisconsin, ssb ("NLB" or the "company") wishes to engage J. G. Cornwell & Company ("JGCCo") to perform an analysis of the prospective future fair market value of NLB's outstanding common shares as an aid to management's long term strategic planning. "Fair market value" is defined, for this engagement, as the price at which a small (e.g. non-control) amount of stock would change hands between knowledgeable buyer and seller, neither being under any undue compulsion. Other values might be assigned to a major, but still non-control block of shares, to a controlling interest (e.g. 50.1%) or to 100% change of control. We are pleased to undertake this assignment.

     JGCCo was organized by John G. Cornwell, CFA ("JGC") early in 1991 upon his leaving a major Midwestern investment banking firm where he had been an officer in the Financial Institutions Group of its Corporate Finance Department. JGC had over thirty years of investment industry experience when forming JGCCo and has performed various types of valuation studies including numerous thrift conversion appraisals and other projects similar to this engagement. JGCCo is a recognized authority in the area of financial institutions equities, including both bank and thrift institutions, and publishes a quarterly Review of Midwestern Bank & Thrift Stocks which is widely read by the investing public. Attached as Exhibit A to this letter are a brief resume of JGC's education and professional experience and several documents regarding JGCCo's business history and development. For the purposes of this engagement, we believe that JGCCo and JGC are independent of NLB, and the fee JGCCo is to be paid is in no way related to the conclusion of our valuation.

     Our analysis included a review of the following:

     (a) Financial statements of NLB for the six fiscal years ended September 30, 1992;

     (b) Summary financial statements, as available, for subsequent months and as of and for the quarter ended December 31, 1992;

     (c) Internal budgets and forecasts for the current fiscal year to end September 30, 1993;

     (d)  NLB's latest (October, 1992) regulatory examination report;

     (e) Pricing data (e.g. ratios to earnings and book value) for more actively-traded thrift stocks, those listed on the NASDAQ system or recognized stock exchanges;

     (f)  demographic data for  NLB's primary marketing area, and

     (g) such other financial and non-financial data as we deem pertinent.


     Based on the foregoing and our knowledge of the thrift industry, we will project NLB's earnings and book value into the future and render our professional opinion of the likely fair market value of NLB shares for the upcoming five years. The following paragraphs summarize some of the financial and non-financial factors we considered in reaching our conclusion.


BRIEF COMPANY DESCRIPTION

     NorthLand Bank of Wisconsin, ssb ("NLB" or the "company") was organized in 1902 as the Ashland Savings & Loan Association, a mutual association. In 1986 the company converted from a state-chartered mutual to a state-chartered stock organization and in 1989 adopted its present name.

     Significant growth in aggregate assets occurred during 1982-87 including both acquisitions and de novo branch office openings. Including its headquarters in Ashland, Wisconsin, the company currently operates eight full-service offices in Ashland, Bayfield, Iron, Oneida, Price and Sawyer counties, all in the extreme northern portion of the State of Wisconsin.
The area has a mixed economic base with both summer and winter recreational opportunities adding tourism to manufacturing and other service business activities. At the end of fiscal 1992 the NLB loan portfolio was composed 52.3% first mortgages loans on 1-4 family dwelling units, 15.7% other first mortgage loans, 18.6% consumer loans and 13.4% commercial and other loans. Similar to many other thrift institutions, NLB has several service subsidiaries in operation:

          -> NorthLand Finance Co., Inc., serves as a conduit for making consumer loans through six offices, five of which are in cities where there is no NLB office,

          -> NorthLand Investment Company of Wisconsin, Inc., offers tax deferred annuity products to NLB customers, and

          -> NorthLand Oil Company exists to hold title to certain assets tendered in satisfaction of a failed loan.


     Operating management is led by President Michael V. Masterson, Chief Executive Officer. Mr. Masterson succeeded to that position in August, 1990, having perviously been NLB's Executive Vice President. He has been continuously employed by NLB since 1983, prior to which he had nine years experience in commercial banking. The company's Chief Financial Officer is John P. Marvin, Executive Vice President, who also serves as Corporate Secretary. He joined the company in 1989 with more than five years experience in executive positions at other thrift associations.

     Attached as Exhibit B is a summary of NLB's financial statements for the six fiscal years ended September 30, 1992. Exhibit B2 shows NLB's financial assets and liabilities and rates earned and paid for the last six years. Among the factors which influenced our opinion of the prospective fair market value of NLB's stock are the following:

     i. Given the change of management, the past growth record for the company is less useful for our purposes than is generally the case. The fiscal year then about to end resulted in a deficit. Earnings for following fiscal year were presentable but fiscal 1992 again saw subdued earnings due to loan loss provisions significantly above normal. The provision resulted from management's agreeing with regulatory authorities that a substantial increase in the reserve (allowance) was appropriate due to the non-performing loans which had accumulated over prior years.

     ii. Taking a closer look at fiscal 1992, we find that the second, third and fourth quarters saw earnings at an acceptable level even though loss reserving continued and the management incentive plan, put in place before current management took charge, is based on net income plus loss provisions which forced payments up due to the abnormal provisions. Behind Exhibit B2 we have included a quarterly earnings record form which illustrates this progression.

     iii. Earnings for fiscal 1992 include a sizable gain on the sale of loans and investments. However, we note that the company did not realize all possible such gains, the unrealized gain (loss) on conventional investments increasing from a negative $166,000 to a positive $134,000 and the unrealized gain on mortgage-backed securities holdings increasing from $124,000 to $1,192,000.

     iv. NLB wrote off $1.42 million of non-performing loans for fiscal 1992, a higher figure than in any recent prior year.
          Despite the write-offs, size of the provision increased the balance sheet reserve (allowance) from 0.75% to 0.96% of gross loans.

     v. Asset quality improved significantly during fiscal 1992. Non-performing loans, defined to exclude loans delinquent less than 90 days, decreased from $2.2 million to $807,000 and property owned due to foreclosure fell from $1.2 million to $964,000.
          Thus, conventionally defined non-performing assets were reduced from $3.37 million to $1.77 million, nearly a 50% decrease.
          In addition, "problem" loans, those delinquent less than 90 days, also were reduced from $2.3 million to $1.3 million. The combination of increased reserves and lower non-performing loans resulted in the ratio of those two items rising from 30.4% at September 30, 1991 to 106.4% as of September 30, 1992.

     vi. Unaudited internal records for the months of October and November, 1992 indicate that some $250,000 or better of "core" operating net income will be achieved for the December 31, 1992 quarter. That will result in a total "core" net income of $810,000 to $850,000 for the twelve months ended December 31, 1992, in addition to which NLB is expected to recognize some $300,000 of income (after-tax) from implementation of FAS #109 and another $60,000 of income from other accounting adjustments.

     vii. Capital ratios, as shown on Exhibit B, comfortably exceeded all federal requirements at the end of fiscal 1992. December quarter earnings from operations plus the non-recurring accounting adjustments further strengthened the company's capital ratios.

     viii.Regulatory authorities, upon conducting their most recent examination of NLB, found a marked improvement in the company's financial affairs.


                            VALUATION APPROACH

     There are a number of ways to approach the probable future fair market value of a common stock. We feel that the most appropriate method in the price-to-earnings or "P/E" (e.g. capitalization of earnings) approach for enterprises which have a reasonably reliable earnings history and a reasonably well founded earnings forecast since the basic value of a going business is the profits it can produce for its owners.

     The second most appropriate method, in our judgement, for a financial institution like NLB is the price-to-book value or "P/BV" approach. Since the thrift industry has had great variability in earnings, investors have also looked frequently to book value as a guide to value. Since book value for any corporation, including thrift associations, is based on historical costs, it ignores the going concern value of the enterprise, and is therefore most properly utilized in conjunction with the premiums or discounts to stated book value at which similarly situated companies are trading in the open market.

     Attached as Exhibit C1 is a matrix of forecasts for NLB earnings and book value predicated on various growth assumptions. We see that the company might earn as much as $2.71 per share if 10% compound growth is achieved, and if so, book value would be $29.40 (rounded) at the end of five years with the proportion which is tangible rising to exceed 98% due to continual amortization of goodwill.

     Given that NLB's Primary Marketing Area is a relatively slow growing portion of the state, one must assume either accelerated asset growth or a rising return on average assets to accept the possibility of 8% to 10% earnings expansion. That appears to be a valid assumption, in our judgement, in view of current management's achievements in improving company accounting and asset quality. Now that historical problems have been addressed and the foundation has been laid, pursuing growth and operating efficiency are obvious next objectives. Inasmuch as our calculated 8% earnings extrapolation would be exceeded by 3%-4% asset growth coupled with only 7 basis-points per year of improved return on average assets, we are comfortable suggesting these earnings projections are achievable. For the three months ended December 31, 1992, the ratio of operating expenses to average assets was approximately 2.98% (for NorthLand operations, excluding REO expense and subsidiary income), which leaves room for current management to economize.

     Generally the historical P/E and P/BV records of the subject company, in comparison with its industry's record, is useful in assessing the probable future value of the subject stock. However, NLB has such a large variability to its historical earnings record and its shares have such a sporadic trading history and such a local market that its past ratios give us little guidance. In addition, the gross market value of the total outstanding is so small that no regular stock brokerage firm has taken an active and continuing interest in the company in some time, as indicated by NLB losing its NASDAQ trading symbol in September, 1991. We are thus left with using the overall thrift industry pricing ratios as a guide to NLB's future value.

     Attached is a summary (titled Exhibit IV-1) of all more actively traded thrift stocks, those with NASDAQ or exchange listings, as of December 31, 1992. We see that the median P/E ratio was 9.0X (based on adjusted earnings, excluding extraordinary items) and the median P/BV was 78.7% of stated (nominal) book value on that date, and the medians for the North Central region, where NLB operates, were 8.6X and 82.7% respectively. Over the past ten years the thrift industry has experienced good times and bad, and the stocks have risen and fallen due to individual institution performance and emotional excesses caused by news. At times within the past eight years the industry has had a median P/E as high as 10.8X and a median P/BV as high as 108% and has had low medians of 5.1X and 41% respectively.



                          VALUATION CONCLUSION

     Within the broad context outlined above, we see the thrift industry pricing ratios as having a better future than its past. In most cases due to regulatory pressure but also via the merger-and-acquisition route, the number of independently managed thrift associations has decreased from over 3,200 to less that 2,000 over the past seven years. With most of the troubled associations eliminated, either by merger into stronger associations or closed by regulatory authorities, and with most of the adverse publicity behind us, we foresee the industry having pricing ratios from the past median to approaching the past maximums.

     To be conservative, we forecast median P/E ratios for the thrift stock group of 6.5X to 9.5X and P/BV ratios from 65% to 95%. NLB suffered in the past from extremely thin trading liquidity, which should moderate slightly over the future as one result of (a) improved earnings stability and (b) asset quality being maintained or improved further. With NLB's proportion of net worth being tangible also rising, we feel fully justified in expecting its shares to sell at a better level relative to the industry than they have historically.

     In summary, then, all factors considered, we conclude that NLB's pricing ratio highs and lows will likely bracket the thrift industry medians, or from 7.5X to 8.5X and from 75% to 85% respectively. These assumptions result in stock price expectations of from $13.90 to $20.25 (rounded) based on 2% earnings growth and the lower pricing ratios and $20.30 to $25.00 (rounded) based on 10% earnings growth and the upper pricing ratio assumptions. It is our opinion that the higher figures are reasonably achievable within the general market for thrift shares as described.

     THIS REPORT IS FOR THE EXCLUSIVE USE OF THE NORTHLAND BANK OF WISCONSIN BOARD OF DIRECTORS AND ITS OPERATING OFFICERS AND IS NOT TO BE REPRODUCED, SHOWN OR QUOTED TO OTHERS WITHOUT THE EXPRESS WRITTEN PERMISSION OF NLB.

     In conclusion, we wish to thank all the officers and employees of NLB for their cooperation in completing our assignment.

Sincerely,




President

JGC/bk
Attachments

                          ANNEX B

                                           January 13, 1994

Board of Directors
NorthLand Bank of Wisconsin, ssb
221 Fourth Avenue West
P.O.Box 153
Ashland, WI 54806-1523

Members of the Board:

     NorthLand Bank of Wisconsin, ssb ("NorthLand") and First Financial Corporation ("First Financial") signed an Agreement and Plan of Merger (the "Agreement") providing for the merger of NorthLand with and into a wholly-owned subsidiary of First Financial. The terms are set forth in the Agreement and provide, among other things, at the effective time of merger (as defined in the Agreement) for the conversion and exchange of each share of Common Stock of NorthLand of the par value of $1.00 per share ("NorthLand Common
Stock") into shares of Common Stock of First Financial of the par value of $1.00 per share ("First Financial Common Stock"), equal to 130% of the NorthLand Share Value as defined in the Agreement subject to certain adjustments specified in Section 1.02 of the Agreement (the
"Exchange Ratio").

     You have requested our opinion, as investment bankers, as to the fairness of the proposed Agreement to NorthLand shareholders from a financial point of view. Robert W. Baird & Co. Incorporated, as part of its investment banking business, is continuously engaged in the evaluation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estates, corporate and other purposes. We are familiar with the markets for common stocks of publicly-traded Midwest-based banks, thrifts and bank and thrift holding companies.

     In arriving at our opinion we have reviewed, studied, or considered, among other things, the following:

     1. The Agreement dated October 13, 1993:

     2. Certain publicly available information concerning First Financial including the Annual reports to Shareholders and Forms 10-K for the five years ended December 31, 1992, containing audited financial statements, and Quarterly
 Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 1993;

     3. Certain publicly available information concerning NorthLand, including audited financial statements of Northland for the year ended September 30, 1993, and the Annual reports to Shareholders and Forms 10-K for the three years ended September 30, 1992;

     4. Various aspects of First Financial's and NorthLand's current operations, business histories and future prospects, including financial forecasts relating to the businesses, earnings, cash flow, and asset quality trends of First Financial and NorthLand as furnished to us by First Northern and NorthLand, respectively;

     5. The market for common stock of Midwest-based banks, thrifts and bank and thrift holding companies and the historical prices and trading activity for First Financial Common Stock and NorthLand Common Stock;

     6. Discussions with management, legal counsel and accountants for First Financial and NorthLand;

     7. Certain publicly available information with respect to certain other bank and thrift companies and the nature and terms of their merger and acquisition transactions that we consider similar;

     8. The pro forma effect of the merger on First Financial's capitalization ratios, and earnings and book value per share; and

     9. Such other information as we deemed relevant to our analysis.

     In such review, we have not examined any contracts entered into by First Financial or NorthLand; we have not made an independent evaluation of any of the assets of First Financial or NorthLand; nor did we make an inspection of any potential environmental issues liability, or of the properties or physical facilities of First Financial or NorthLand. Neither did we make inquiries of customers, competitors, regulatory bodies or others.

     We have relied upon and assumed without independent verification, the accuracy and completeness of the aforementioned publicly available information of First Financial and NorthLand and other information provided to us by first Financial and NorthLand.

     Based upon the foregoing and other matters that we deemed pertinent, and our general knowledge of the valuation of the businesses and their securities, it is our opinion that at the date hereof the share Exchange Ratio is fair to NorthLand shareholders from a financial point of view.

                                        Very truly yours,


                                        ROBERT W. BAIRD & CO.
                                          Incorporated

                                        /s/ John G. Cornwell
                                        John G. Cornwell
                                        Vice President

                           ANNEX C




              NorthLand Bank of Wisconsin, ssb.

              1993 Annual Report to Shareholders

                              1993



                             ANNUAL



                             REPORT

                          1993 Annual Report






                          Table of Contents





President's Message.................................... Page  3



Management's Discussion and Analysis................... Page  4



Consolidated Balance Sheets............................ Page  9



Consolidated Statements of Operations.................. Page 10



Consolidated Statements of Stockholders' Equity........ Page 11



Consolidated Statements of Cash Flows.................. Page 12



Notes to Consolidated Financial Statements............. Page 13



Auditor's Report....................................... Page 20



Supplemental Financial Information..................... Page 21



Directors, Officers, Offices and
 Other Information..................................... Page 26

                         Page 2 is blank

Dear Fellow Shareholders:

Fiscal 1993 was an exceptional year for NorthLand Bank of Wisconsin as profits reached a record $1.4 million. This net income represents a 1.12% return on average assets and shareholder equity of $11 million or 8.69% of total assets. Book value per share at fiscal year end was $22.63. Dividends for fiscal 1993 totaled $0.48 per share.



1993 IN REVIEW

This past fiscal year reflected the results of four years of concentrated effort by the management and the staff to strengthen the balance sheet and rebuild the organization. Earnings now are comprised of a consistent and growing core which have served to strengthen shareholder value over the long term. Real estate owned, real estate in judgment, and total delinquency are at all time lows of .06%, .01% , and 1.2%, respectively. The valuation allowance for future loan losses is at an all time high of $922,000.00 or .96% of loans outstanding.


NorthLand Bank of Wisconsin retained a position as an aggressive mortgage lender while maintaining high quality services and conservative underwriting. As of September 30, 1993, we serviced $94 million in real estate loans including $26 million loans sold in the secondary market. In fiscal year 1993 the bank originated $19.8 million of one to four family home mortgages, making us one of the largest providers of mortgage loans in the entire market area.


The past year proved to be one of exceptional earnings despite minimal growth. The continuing decline of interest rates served to stimulate borrowing while at the same time causing depositors to look for alternative investments, resulting in a negative savings flow of $4.7 million. Management and the board had previously made a conscious decision to position the bank to forgo growth and enhance shareholder value. In spite of negative savings flow, NorthLand Bank has maintained a strong financial profile.


On May 1, 1993 NorthLand Bank and Investment Centers of America / Fiorio Investment entered into an affiliation aimed at providing an expanded product horizon within the bank and to assist customers in evaluating alternative financial investments. The bank continues to explore opportunities that will better serve our growing customer base and still remain in the forefront of providing the most sophisticated products available in the financial services industry.


The remarkable improvement in all facets of our operation could not have been accomplished without an experienced and dedicated management team, insightful and community minded employees, faithful customers, and loyal shareholders. I thank all of you for your unwavering support and commitment to an organization you can once again take extreme pride in being affiliated with.

Michael V. Masterson

President and Chief Executive Officer

           NorthLand Bank of Wisconsin, ssb and Subsidiaries
                        Ashland, Wisconsin



               Management's Discussion and Analysis of
            Financial Condition and Results of Operations



 Comparison of fiscal years ending September 30, 1993, 1992, and 1991



GENERAL

     The fiscal year ended September 30, 1993 proved to be one of the most profitable in the 91 year history of NorthLand Bank of Wisconsin. The operating results for fiscal year 1993 produced a net income of $1,461,000, which was a return on average assets of 1.12%. This resulted from the long-term strategy pursued by NorthLand over the last four years, which included building shareholder value by strengthening the balance sheet, building the level of stockholders' equity, reducing non-performing assets, and improving the quality of assets while increasing our loan portfolio.



     The regulatory capital ratios are in excess of all federal and state regulatory requirements (see Note 12 of Notes to Consolidated Financial Statements). The average stockholders' equity to average assets increased in fiscal 1993 and was 8.59% and 7.56% at September 30, 1993 and 1992, respectively. Net income to average assets was 1.12%, .09%, and .35% for the fiscal years ended September 30, 1993, 1992 and 1991, respectively. The ratio of allowance for future loan losses to total loans stood at .96% for the fiscal years ended September
30, 1993 and 1992, respectively, reflecting the Bank's continued commitment to maintaining adequate allowances for future loan losses.



     Total assets for NorthLand were $128,660,000 and $131,770,000 as of September 30, 1993 and 1992, respectively. This represents a reduction of $3,110,000, or 2.36% in the last fiscal year. The primary reason for this was management's conservative approach to asset liability management in the face of declining interest rates. While the loan portfolio increased by $6,608,000 during the twelve month period, substantial reductions in the mortgage backed certificate portfolio, the investment portfolio, and foreclosed real estate were greater than the opportunities to reinvestment the proceeds in investments management considered prudent. With the reduction in interest rates, NorthLand continued its strategy of conservative pricing of deposits, which in turn led to a reduction in the level of deposits to $114,452,000 at September 30, 1993 compared to $119,299,000 at September 30, 1992.
NorthLand's balance sheet continues to reflect an overall strategy of prudent and conservative bank management and in underwriting and asset liability management.



     The results of operations for the Bank produced net income of $1,461,000 or $2.96 per share for the fiscal year ended
September 30, 1993. This compares with earnings of $117,000 or $0.24 per share, and $454,000 or $0.92 per share for the fiscal years ended September 30, 1992 and 1991, respectively. Included in the fiscal 1993 net income was an accounting change for income taxes, the cumulative effect of which was $353,000 or $0.72 per share. The improved results in 1993 indicate the benefits of management's strategy of concentrating on building shareholder value for the long-term and were primarily due to a decrease in provision for loan losses to $447,000 in fiscal 1993 from $1,165,000 in fiscal year 1992. The results for fiscal
1993 before the cumulative effect of the accounting change of $1,108,000 or $2.24 per share also reflect the improvement in the underlying core earnings of the Bank.



     NorthLand's earnings are substantially dependent upon the difference between net interest earning assets and net interest bearing liabilities (net interest rate margin) and the proportion of its interest earning assets to interest bearing liabilities. Operating income and operating expense are comprised primarily of interest items. Interest income from loans and investments amounted to 89%, 88.7%, and 91.6% of total income for the fiscal years ended September 1993, 1992, and 1991, respectively. The ratio of interest expense on deposits and other borrowings to total expenses was 51.6%, 57.9%, and 65.2% for the fiscal years ended September 30, 1993, 1992, and 1991, respectively.



     NorthLand's asset mix has gradually changed over the last few years. The two biggest asset items are loans receivable and mortgage backed certificates (which are bonds securitized by high quality first mortgage loans backed by agencies of the United States government). Loans receivable and mortgage backed securities comprised 74.4% and 14.5%, respectively, of total assets at September 30, 1993 compared to 67.6% and 19.5%, respectively, of total assets at September 30, 1992.



     First mortgage loans on one to four family residences represent the largest segment of the loan portfolio, amounting to $52,744,000 or 54.6% of total loans at September 30, 1993 compared to $46,971,000 or 52.3% of the loan portfolio at September 30, 1992. NorthLand has also been originating and retaining in its portfolio consumer loans, commercial mortgages, and business loans. The consumer loans are loans granted to individuals for consumer products, such as automobiles, boats, home improvements, and other large ticket items. These loans have been originated by both the Bank and its wholly-owned subsidiary, NorthLand Finance Company, Inc. During the last two years NorthLand has seen the total of consumer loans decline and thereafter remain relatively flat. This can be attributed alternative sources of consumer credit, economic conditions, consumer decisions to reduce the level of consumer debt and consumer preferences to have mortgage debt over consumer debt due to the tax deductibility. Consumer loans totaled
$16,538,000 and $16,701,000 at September 30, 1993 and 1992,
respectively. Other mortgages loans were $15,434,000 and $14,093,000 at September 30, 1993 and 1992, respectively.
Commercial loans on September 30, 1993 and 1992 were $11,404,000 and $11,099,000, respectively.



     Virtually all commercial loans and most conventional mortgages which are originated and retained in the NorthLand loan portfolio are adjustable-rate loans. Commercial loans are generally adjusted with the New York prime interest rate. The interest rate on commercial loans will vary, from 1.5% to 2.5% over the prime interest rate, adjusting on a quarterly or annual basis. Mortgage loans are generally written for longer terms with interest rate adjustments triggered systematically in periods of one to three years. The loans are usually tied to a U.S. Department of Treasury security index with a maturity comparable to the frequency of the change. During the latter half of fiscal 1993, NorthLand began to retain a limited amount of fixed rate mortgages with payment adjusted terms of seven to twelve years. The amount has been the amount of repayments generated from the mortgage backed certificate portfolio and does not involve a change in the asset liability management policy of the Bank.

            NORTHLAND BANK OF WISCONSIN, ssb AND SUBSIDIARIES
                        ASHLAND, WISCONSIN



     NorthLand also originates fixed rate mortgages of terms of fifteen to thirty years. Because of the Bank's interest rate risk management strategy, these fixed rate mortgages are all sold into the secondary market, usually to the Federal Home Loan Mortgage Corporation (FHLMC). As was the case in fiscal 1992, during fiscal 1993 the Bank experienced high levels of longer term fixed rate mortgage originations, due primarily to the sharp decline in interest rates. This has generated higher levels of gains on the sale of loans. To minimize its risk, the Bank originates and sells each longer term fixed rate mortgage loan on a loan by loan basis. For this reason NorthLand does not maintain a portfolio of held for sale first mortgage loans.



     Generally, the portfolio of mortgage backed certificates represents the major type of fixed rate, longer term investments in the NorthLand portfolio. As interest rates have fallen and principal repayments on these certificates have accelerated, the repayments have been reinvested in shorter term fixed rate mortgages, which return a higher yield than mortgage backed certificates with similar terms to maturity. Mortgage backed securities totalled $18,623,000 and $25,629,000 at September 30, 1993 and 1992, respectively, a decrease of $7,006,000 or 27.3%. Mortgage backed certificates are investments in first mortgage loans with little or no credit risk, backed by either a corporation with federal government agency status or directly by the federal government. The market value of these securities, in relation to our cost basis, has improved over the last two years. This reflects the improvement in the prices of these securities due to the significant decline in interest rates over the same period. There is a risk of lower values in the event of increases in interest rates. NorthLand has also been using shorter term mortgage backed certificates for regulatory liquidity.



     NorthLand maintains all investment securities and mortgage backed certificates as long term investments with the intention and the ability to hold both to maturity. The Bank has not established either a trading portfolio nor a held for sale portfolio, nor is there any intention to utilize either type of portfolio in the foreseeable future.



     The average life of mortgage backed certificates will depend on the term to maturity of the security. The longer term mortgage backed securities have an average life of ten to twelve years, the medium term securities have an average life of seven to eight years, and the liquidity eligible securities have an average life of 3.5 to four years. Significant changes in interest rates over shorter time frames will effect the average life of mortgage backed certificates due to increases or decreases in the frequency of principal repayments.



     Total deposits for NorthLand were $114,452,000 and $119,299,000 at September 30, 1993 and 1992, respectively, a decline of $4,847,000 or 4.06%. The reduction can be attributed to the decline in interest rates, the uninsured alternative investment opportunities, and the disciplined liability pricing by the Bank. Of this amount, $2,299,000 or 47.4% of the decrease was attributed to core deposits, which are basic personal and business customers of the Bank. A decline in the rate sensitive short-term jumbo certificates of deposits held by public units amounted to $1,177,000 or 24.3% of the decline in deposit accounts. Rate sensitive short-term certificates held by other institutions and/or acquired through brokers declined by $1,288,000 or 26.6% of the total deposit decrease.



     Certificates held by public units, advances from the Federal Home Loan Bank of Chicago (FHLB), and certificates acquired through brokers comprise the sources of funding that NorthLand utilizes to supplement its seasonal and cyclical funding needs. Generally, the Bank will utilize the least expensive source of funding relative to a number of factors including, but not being limited to, anticipated cash flows, future loan commitments, repayments of current loan portfolio and mortgage backed certificates, and interest rate risk. When the demand for short term funding decreases, NorthLand relies less on these sources, which in turn will result in reductions in rate-sensitive deposits, FHLB advances and other borrowings.



     NorthLand's long-term objective is to maintain and increase the net interest rate margin, which is the difference between interest earned on assets and interest paid on interest bearing liabilities. This is the single most important source of NorthLand's future profitability. At the same time it is NorthLand's objective to establish and maintain adequate valuation allowances for future loan losses.



LIQUIDITY AND CAPITAL RESOURCES

     NorthLand's primary source of funds consists of deposits received from the general public, amortization and repayment of loans and loan participations, repayments of mortgage backed certificates, and borrowings from both the Federal Home Loan Bank of Chicago and other sources.



     The Bank is required by federal regulation to maintain cash in eligible investments in an amount equal to five per cent of customer accounts and short term borrowings, to assure its ability to meet demands for withdrawals and repayments for short-term borrowings. The principal sources of liquidity for NorthLand are deposits, principal and interest payments on loans, and certain borrowings. The liquidity ratio of NorthLand as defined by regulatory requirements was 5.45% at September 30, 1993. The capital resources are used by NorthLand to meet its ongoing commitments, to fund maturing certificates of deposit which are redeemed, withdrawals of funds from other deposit accounts, repay borrowings, fund existing and continuing loan commitments, participate in real estate activities, maintain its liquidity, and meet operating expenses.



RESULTS OF OPERATIONS

     For the fiscal year ended September 30, 1993, NorthLand had net income of $1,461,000. This compares with net income of $117,000 and $454,000 for the fiscal years ended September 30, 1992 and 1991, respectively. This is an increase of $1,344,000 comparing fiscal 1993 to 1992, and a decrease of $337,000 comparing fiscal 1992 to 1991. Included in the net income for fiscal 1993 was a credit to income tax expense in the amount of $353,000.
This was due to the adoption of FASB Number 109, accounting for income taxes, which took place in the first quarter of the fiscal year ended September 30, 1993.



     The results of NorthLand's operations depend significantly on its net interest income and fees from its operations. During the last three years, NorthLand has worked hard to establish and maintain an adequate interest rate spread. The emphasis placed on strong asset liability and spread management is reflected in the interest spread as measured by the net yield on average interest assets of 4.84%, 4.22%, and 3.77% for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. The substantial improvement of the net yield over the last three years is reflective of the reduction in interest rates along with the consistent and disciplined asset-liability pricing on the part of NorthLand, and the consistent growth of the NorthLand Finance Subsidiary.



     During the last few years, NorthLand has focused on improving the performance of non interest income through service charges and fees. Biannually, NorthLand has gone through an exhaustive analysis of all deposit accounts and the pricing of those accounts. Fees generated from operations are affected by the volume of transactions and the amount of the other chargeable services offered by the Bank. Total non interest income was $1,392,000, $1,544,000 and $1,209,000 for the fiscal years ended
September 30, 1993, 1992, and 1991, respectively. Non interest income decreased in fiscal 1993 primarily due to a decline in deposits resulting from lower interest rates.




INTEREST INCOME

     Total interest income was $11,233,000, $12,172,000, and $13,092,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. The reduction in fiscal 1993 compared to 1992 was $939,000 or 7.71%, and the reduction in fiscal 1992, compared to 1991 was $920,000 or 7.03%. This was due primarily to the reduction in interest rates over the last two and one half years, as well as a decline in interest earning assets during fiscal 1993. The yield on average interest earning assets was 9.18%, 9.59%, and 10.40% for the fiscal years ended September
30, 1993, 1992, and 1991, respectively.



     Interest income on loans was $8,912,000, $9,437,000, and $9,897,000 for the years ended September 30, 1993, 1992, and 1991, respectively. This was a reduction of $525,000 when compared to fiscal 1992 and a reduction in fiscal 1992 of $460,000 when compared to fiscal 1991. As with total interest income, the reductions in fiscal 1993 and fiscal 1992 were due primarily to the reduction in interest rates. Loan demand continued to be very strong during fiscal 1993, primarily in mortgages. This helped contribute positively to the net change in the net yield on interest earning assets. The average yield on loans was 9.81%, 10.52 %, and 11.35% for the fiscal years ended September 30, 1993, 1992, and 1991, respectively.



     Interest on mortgage backed certificates was $1,743,000, $$2,042,000, and $2,354,000 for the fiscal years ended September
30, 1993, 1992, and 1991, respectively. This was reduction of $299,000 or 14.64% in fiscal 1993 compared to fiscal 1992, and a reduction of $312,000 or 13.25% in fiscal 1992 compared to fiscal
1991. The reduction is primarily due to the decline in interest rates, which increased the rate of prepayments in the mortgage backed portfolio, reducing the average portfolio balance, while producing reinvestment opportunities at lower yields. Included in the mortgage backed portfolio are shorter term mortgage backed certificates, which are eligible for regulatory liquidity. These shorter term securities have also had an impact on lowering the yield on the mortgage backed portfolio.
The average yield on mortgage backed certificates was 7.65%, 7.95%, and 8.64% for the fiscal years ended September 30, 1993, 1992, and 1991, respectively.



     Interest on investments and deposit accounts was $506,000, $612,000, and $747,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This represented a decline in fiscal 1993 compared to fiscal 1992 of $106,000 or 17.32% and a decline of $135,000 or 18.07% in fiscal 1992 compared to fiscal 1991. The reduction over the last two years has also been due to the declines in interest rates and NorthLand's strategy of utilizing shorter term mortgage backed certificates for investments eligible for regulatory liquidity. The average yield on the investment portfolio and deposit accounts was 7.83%, 6.42%, and 7.57% for the fiscal years ended September 30, 1993, 1992, and 1991, respectively.




INTEREST EXPENSE

     Total interest expense was $5,302,000, $6,813,000, and $8,348,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. There was a decline in fiscal 1993 compared to fiscal 1992 of $1,511,000 or 22.18% and a decline of $1,535,000 or 18.39% in fiscal 1992 compared to fiscal 1991. The reduction is primarily due to the significant reduction in interest rates over the last two and one half years, the disciplined and conservative asset liability management, and to a lesser degree the decline in the amount of average interest bearing
liabilities in fiscal 1993 compared to fiscal 1992 to
$117,123,000 from $120,870,000.   The average cost of interest
bearing liabilities for fiscal 1993, 1992, and 1991, was 4.53%, 5.64%, and 6.91%, respectively.



     Interest expense on deposit accounts was $5,250,000, $6,725,000, and $8,259,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. The average cost of deposits for fiscal 1993, 1992, and 1991, was 4.52%, 5.65%, and
6.92%, respectively. The weighted average cost of liabilities at September 30, 1993 was 4.22%.



     Interest expense on FHLB advances and other borrowings was $52,000, $88,000, and $89,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. The average cost of FHLB advances was 4.92%, 5.01%, and 6.32% for fiscal 1993, 1992, and 1991, respectively. The weighted average cost of FHLB advances at September 30, 1993 was 4.62%. Use of advances, both overnight and term advances, are an important part of the Bank's liquidity and asset liability management strategies.



NET INTEREST INCOME
(BEFORE PROVISION FOR LOAN LOSSES)

     Net interest income before provision for loan losses was $5,931,000, $5,359,000, and $4,744,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This was an increase in 1993 compared to fiscal 1992 of $572,000 or 10.67% and an increase of $615,000 or 12.96% in fiscal 1992 compared to fiscal 1991. The average net yield on earnings assets was 4.84%, 4.22%, and 3.77% for fiscal 1993, 1992, and 1991, respectively. The continued improvement in net interest income can be attributed to the decline in interest rates over the three year period, disciplined asset liability management and pricing, and increases in the mortgage loan portfolio.


        NORTHLAND BANK OF WISCONSIN, ssb AND SUBSIDIARIES
                   ASHLAND, WISCONSIN





PROVISION FOR LOAN LOSSES

     The provision for loan losses was $447,000, $1,615,000, and $733,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This was a decrease of $1,168,000 in fiscal 1993 compared to fiscal 1992, and an increase of $882,000 compared to fiscal 1991. Net income in fiscal 1993 compared to fiscal 1992 and 1991 increased substantially as a result of the decreased level of provision of loan losses. The decrease reflects the reduction in NorthLand's troubled assets during recent years. This was achieved due to the strengthening of the loan origination and underwriting process, improvement in the classification process, and adopting systematic collection and workout processes. Management has been committed to maintaining adequate levels of allowances for future loan losses, regardless of the impact on the earnings of the institution. Management believes that large future provision for loan losses will not be required. This long term strategy has been one of the keys to improving the long-term shareholder value.



Charge-offs in fiscal 1992 and 1991 were $1,420,000 and $766,000, respectively, as management determined to stregthen the quality of its loan portfolio. The larger than normal amount of change-offs also contributed to the amount of provision for loan losses in these years in that the Bank was required to cover these charge-offs in addition to management's desire to increase its allowance for loan losses. At September 30, 1993, non-accrual loans and non-performing assets amounted to $657,000 and $2,257,000, respectively, of which no loan exceeded $290,000.



OTHER INCOME

     Other income was $1,392,000, $1,544,000, and $1,209,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This was a decrease in fiscal 1993 of $152,000 or 9.84% compared to fiscal 1992, and an increase in fiscal 1992 of $335,000 or 27.71% compared to fiscal 1991. The biggest factor for the reduction in fiscal 1993 was the decrease in gains on the sale of securities of $97,000 compared to fiscal 1992.



     Service charges on deposit accounts were $560,000, $587,000, and $703,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This is a decrease in fiscal 1993 of $27,000 or 4.6% compared to fiscal 1992, and a decrease in fiscal 1992 of $116,000 or 16.50% compared to fiscal 1991. NorthLand does a biannual review of all transaction accounts, related minimum balances, and service charges. This was completed during the first quarter of fiscal 1991 and again in the second quarter of fiscal 1993.



     Net gains from the sale of investments were $191,000, $288,000, and $21,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This was a reduction in fiscal 1993 of $97,000 compared to fiscal 1992, and an increase in fiscal 1992 of $267,000 compared to fiscal 1991. The amount in fiscal 1992 increased compared to fiscal 1991 primarily due to the sale of long term securities which were not eligible for regulatory liquidity and did not fit into the long-term asset liability strategies of the Bank. The fiscal 1993 gain decreased from fiscal 1992, due to a restructuring of the mortgage backed certificate portfolio that took place in early fiscal 1992. It is the objective of the Bank to maintain a long term investment portfolio in both mortgage backed certificates and investment portfolios.
NorthLand has the ability and intent to hold these securities to maturity and has not created either a trading or held for sale portfolio.



     Most long term fixed rate first mortgage loans are sold into the secondary market, primarily to the Federal Home Loan
Mortgage Company (FHLMC). To reduce the interest rate and funding risks, NorthLand sells these loans on an individual basis as soon as the loan is closed. Therefore NorthLand does not maintain a held for sale portfolio for these mortgage loans. The source of the gains realized on sales of loans are loan fees and the difference between the Bank's basis in the loan and the price received when the loan is sold. Gains from the sale of these loans were $214,000, $243,000, and $0 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This represents a small decrease in fiscal 1993 of $29,000 compared with fiscal 1992.



     Other income was $427,000, $426,000, and $485,000 for the
fiscal years ended September 30, 1993, 1992, and 1991, respectively. The amount was relatively unchanged in fiscal 1993 compared to fiscal 1992. The reduction in fiscal 1992 of $59,000 compared to fiscal 1991 is due to non-investment gains that were realized in 1991.







GENERAL AND ADMINISTRATIVE EXPENSES

     General and administrative (G&A) expenses were $4,981,000, $4,960,000, and $4,458,000 for the fiscal years ended September
30, 1993, 1992, and 1991, respectively. The increase in fiscal 1993 was $21,000 or 0.4% compared to fiscal 1992, and an increase in fiscal 1992 of $502,000 or 11.23% compared to fiscal 1991. NorthLand's long-term objective has been to hold down the growth of G&A expenses and the results of fiscal 1993 indicates that this has been achieved. G&A expenses increased in fiscal 1992 compared to fiscal 1991 primarily due to expansion of the NorthLand Finance subsidiary, increased staff and training, and costs associated with upgrades to the processing system.




     The largest component of general and administrative expenses is salary and employee benefits. This item totaled $2,592,000, $2,388,000, and $2,096,000 for the fiscal years ended September
30, 1993, 1992, and 1991, respectively.  The amount in fiscal
1993 increased by $204,000 or 8.54% compared to fiscal 1992.
The amount of the increase is due primarily to the implementation of a staff bonus plan and the higher level of income on which the employees' bonuses were calculated.



     Net occupancy expense was $569,000, $504,000, and $506,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This was an increase in fiscal 1993 of $65,000 or 12.9% compared to fiscal 1992, and a decrease in fiscal 1992 of $2,000 compared to fiscal 1991. Data processing expense was $356,000, $464,000, and $327,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This is a decrease in fiscal 1993 of $108,000 or 23.3% compared to fiscal 1992, and an increase compared to fiscal 1991 of $29,000. The fiscal 1992 figure was substantially higher due to the upgrading of computer hardware that took place during that fiscal year.



     Amortization expense was $107,000, $107,000, and $122,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. The amount of amortization will be stable over the remaining years until the goodwill is completely amortized. The federal insurance premium, which is the cost of deposit insurance, was $259,000, $271,000, and $262,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively.
The decline in fiscal 1993 was $12,000 compared to fiscal 1992 and is due to the lower deposit balances. Other operating expenses were $1,098,000, $1,226,000, and $1,145,000, for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. This is a decrease of $128,000 in fiscal 1993 compared to fiscal 1992 and is attributable primarily to the reduction in expenses related to real estate owned and workouts of other troubled loans.




INCOME TAXES

     The provision for income tax expense was $787,000, $211,000, and $308,000 for the fiscal years ended September 30, 1993, 1992, and 1991, respectively. The provision for income tax expense in fiscal 1993 more closely approximates the effective tax rate of the Bank than did the provision in fiscal 1992, due to the adoption of FASB Number 109 "Accounting for Income
Taxes". The adoption of this accounting principle lead to a one time credit to income for the cumulative effect of the change of $353,000 or $0.71 per share.




INFLATION

     The financial statements and related data presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historic dollars without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates do not necessarily move in the same direction or in the same magnitude as the price of goods and services, as measured by the consumer price index.



     Inflation during the years 1991 through 1993 was significantly lower than in the years of the late seventies and early eighties. The lower inflation rate has resulted in smaller increases in collateral values than experienced in previous periods. However, at the same time, the value of the loans secured by such collateral has increased as a result of the increase in the differential between interest on loans and investments and the Bank's cost of funds. Thus, given the absence of significant inflation, there has been no significant inflationary impact on the Bank's condition for the last several years.




CURRENT ACCOUNTING DEVELOPMENTS

     In December 1990, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. ("SFAS") 106, "Employers' Accounting for Post-retirement
Benefits Other Than Pensions".   SFAS 106 established accounting
standards for employers' accounting for post-retirement benefits, particularly post-retirement health care benefits. SFAS 106 is effective for fiscal years beginning after December 15, 1992. Because the bank does not provide any significant post-retirement benefits, the statement is not expected to have a material effect on the bank's financial condition or results of operations.



     In December 1991, the FASB issued SFAS 107 "Disclosure About
Fair Value of Financial Instruments." SFAS 107 if effective for fiscal years ending after December 15, 1992 for companies with assets of more than $150 million. For companies with assets less than $150 million, SFAS 107 is effective for fiscal years ending after December 15, 1995. This Statement requires entities to disclose the fair value of financial instruments of both assets and liabilities recognized and not recognized in the statement of financial condition. Management anticipates that implementation of SFAS
107 will have no material effect on the bank's financial position since the statement extends only to financial statement disclosures.



     In November 1992, the FASB issued SFAS 112, "Employers' Accounting for Post-employment Benefits." SFAS 112 establishes accounting standards for employers who provide benefits to former or inactive employees after employment but before retirement. The statement is effective for fiscal years beginning after December 31, 1993. Under the new standard, employers are required to recognize an obligation for such benefits if payment of such benefits is probable and certain other conditions are met. Because the bank does not provide post-employment benefits, management does not believe SFAS 112 will have a material effect on the bank's financial condition or results of operations.



     In May 1993, the FASB issued SFAS 114, "Accounting by Creditors for Impairment of a Loan". SFAS 114 is effective for fiscal years beginning after December 15, 1994. Early adoption of SFAS
114 is allowed. SFAS 114 requires that impaired loans be measured at the present value of expected future cash flows discounted at the loan's original effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral if the loan is collateral dependent. Management does not believe that adoption of SFAS
114 will have a material effect on the bank's financial condition or results of operations.



     In February 1993, the FASB issued SFAS 115 " Accounting for Certain Investments in Debt and Equity Securities." The statement addresses the accounting and reporting for investments in equity securities that have readily determinable fair values and for all investments in debt securities as defined. Those investments would be classified in three categories and be accounted for as follows: debt securities that the entity has the positive intent and ability to hold to maturity would be classified as held to maturity and reported at amortized cost; debt and equity securities that are held for current resale would be classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; debt and equity securities not classified as either securities held to maturity or trading securities would be classified as securities available for sale and reported at fair value, with unrealized gains and losses reported as a net amount in a separate component of shareholders' equity. This statement is effective for fiscal years beginning after December 15, 1993. The bank plans to adopt the provisions of the statement in its fiscal year ending September 30, 1994, and cannot at this time estimate what effect adoption will have on the bank's financial condition or results of operations.

             NORTHLAND BANK OF WISCONSIN, SSB AND SUBSIDIARIES
                              ASHLAND, WISCONSIN
                         CONSOLIDATED BALANCE SHEET
                                September 30,

ASSETS
                                                             1993                 1992

Cash and cash equivalents (interest bearing of
 $488,000 in 1993 and $1,009,000 in 1992)              $3,390,000           $4,414,000
Investments - market value of $6,240,000 in 1993
 and $6,853,000 in 1992 (Note 2)                        5,999,000            6,719,000
Mortgage backed certificates - market value of
 $19,336,000 in 1993 and $26,821,000 in 1992 (Note 3)  18,623,000           25,629,000
Loans receivable - net (Note 4)                        95,666,000           89,058,000
Accrued interest receivable (Note 5)                      971,000            1,260,000
Foreclosed properties and properties subject to
 foreclosure (Note 6)                                      83,000              964,000
Premises and equipment (Note 7)                         2,462,000            2,676,000
Cost in excess of net assets of acquired businesses
 - net of accumulated amortization of $1,135,000 in
 1993 and $1,026,000 in 1992                              726,000              834,000
Deferred tax asset (Note 10)                              457,000                - -
Prepaid expenses and other assets                         283,000              216,000

TOTAL ASSETS                                         $128,660,000         $131,770,000

LIABILITIES AND STOCKHOLDERS' EQUITY
                                                             1993                 1992
Liabilities:
Savings accounts (Note 8)                            $114,452,000         $119,299,000
Advances Federal Home Loan Bank (Note 9)                1,000,000            1,000,000
Advances from borrowers for taxes and insurance           453,000              577,000
Accounts payable and accrued expenses                     690,000              699,000
Dividends payable                                           - -                 74,000
Income taxes payable (Note 10):
    Currently due                                         673,000               86,000
    Deferred                                              206,000               73,000

        Total liabilities                             117,474,000          121,808,000

Commitments and contingencies (note 11 and 13)

Stockholders' equity (Note 12):
Common Stock - $1 par value - 1,000,000 shares
 authorized - 494,148 shares issued                       494,000              494,000
Additional paid-in capital                              4,294,000            4,294,000
Retained earnings - substantially restricted            6,398,000            5,174,000
                                                       11,186,000            9,962,000

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY           $128,660,000         $131,770,000
                                                      ============         ============


                    THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              ARE AN INTEGRAL PART OF THESE STATEMENTS

                 NORTHLAND BANK OF WISCONSIN, SSB AND SUBSIDIARIES
                                ASHLAND, WISCONSIN
                         CONSOLIDATED STATEMENTS OF OPERATIONS

                             Years ended  September 30,

                                                             1993                 1992                 1991
Interest income:
         First mortgage loans                          $5,465,000           $5,818,000           $6,878,000
         Consumer and other loans                       3,447,000            3,619,000            3,019,000
         Mortgage-backed certificates                   1,743,000            2,042,000            2,354,000
         Investment securities                            506,000              612,000              747,000
         Other interest income                             72,000               81,000               94,000
                  Total interest income                11,233,000           12,172,000           13,092,000
Interest expense:
         Savings (Note 8)                               5,250,000            6,725,000            8,259,000
         Borrowed funds (Note 9)                           52,000               88,000               89,000
                  Total interest expense                5,302,000            6,813,000            8,348,000
                           Net interest income          5,931,000            5,359,000            4,744,000
         Provision for loan losses (Note 4)               447,000            1,615,000              733,000
                  Net interest income after provision
                     for loan losses                    5,484,000            3,744,000            4,011,000
Other income:
         Service charges on deposit accounts              560,000              587,000              703,000
         Gain from sale of investment securities          191,000              288,000               21,000
         Gain from sale of mortgage loans                 214,000              243,000                - -
         Other                                            427,000              426,000              485,000
                  Total other income                    1,392,000            1,544,000            1,209,000

General and administrative expenses:
         Salaries and employee benefits                $2,592,000           $2,388,000           $2,096,000
         Net occupancy expense                            569,000              504,000              506,000
         Data processing                                  356,000              464,000              327,000
         Amortization                                     107,000              107,000              122,000
         Federal insurance premium                        259,000              271,000              262,000
         Other                                          1,098,000            1,226,000            1,145,000
                  Total                                 4,981,000            4,960,000            4,458,000
Income before income taxes and cumulative of a change
         in accounting principle                        1,895,000              328,000              762,000
                  Provision for income taxes (Note 10)    787,000              211,000              308,000
Income before cumulative effect of a change
         in accounting principle                        1,108,000              117,000              454,000
Cumulative effect of change in accounting principle
         (Note 10)                                        353,000                - -                  - -
Net income                                             $1,461,000             $117,000             $454,000

Earnings per share
         Income before cumulative effect of a change
         in accounting principle                            $2.25                $0.24                $0.92
         Cumulative effect of change in accounting
          principals                                         0.71                - -                  - -
         Net income                                         $2.96                $0.24                $0.92

                    THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                            ARE AN INTEGRAL PART OF THESE STATEMENTS


                         NORTHLAND BANK OF WISCONSIN, SSB AND SUBSIDIARIES
                                        ASHLAND, WISCONSIN
                          CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                 Years ended  September 30,

                                                                                         Retained
                                                                  Additional            Earnings -            Total
                                              Common               Paid-in             Substantially     Stockholders'
                                               Stock               Capital              Restricted           Equity

Balance - September 30, 1990                 $494,000             $494,000              $5,197,000         9,985,000

           Net income                                 - -                  - -             454,000           454,000

           Dividends $.60 per share                   - -                  - -            (297,000)         (297,000)

Balance - September 30, 1991                  494,000             $494,000               5,354,000        10,142,000

           Net income                                 - -                  - -             117,000           117,000

           Dividends $.60 per share                   - -                  - -            (297,000)         (297,000)

Balance - September 30, 1992                  494,000             $494,000               5,174,000         9,962,000

           Net income                                 - -                  - -           1,461,000         1,461,000


           Dividends $.48 per share                   - -                  - -            (237,000)         (237,000)

Balance - September 30, 1993                 $494,000             $494,000              $6,398,000       $11,186,000



             THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                      ARE AN INTEGRAL PART OF THESE STATEMENTS

                      NORTHLAND BANK OF WISCONSIN, SSB AND SUBSIDIARIES
                                        ASHLAND, WISCONSIN
                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  Years ended  September 30,

                                                             1993                 1992                 1991

Cash provided by operating activities:
         Net income                                    $1,461,000             $117,000             $454,000
         Adjustments to reconcile net income
              to net cash provided by operations:
              Depreciation                                451,000              499,000              383,000
              Provision for losses                        447,000            1,615,000              733,000
              Amortization                                107,000              107,000              123,000
              Common stock dividends from FHLB            (10,000)             (40,000)             (23,000)
              Deferred income taxes                       (88,000)             (46,000)              45,000
              Net gain on sales of investment and
                mortgage loans                           (405,000)            (531,000)             (21,000)
              Mortgage loans originated for sale       (9,376,000)          (9,607,000)          (2,983,000)
         Proceeds from mortgage loans originated
                for sale                                9,590,000            9,850,000            3,004,000
              Increase (decrease) in:
                  Accounts payable and accrued expense     (9,000)             (88,000)            (707,000)
                  Accrued income taxes payable            587,000               86,000                - -
              Decrease (increase) in:
                  Accrued interest receivable             289,000              246,000              (19,000)
                  Prepaid expenses and other assets      (302,000)              52,000              263,000
                     Net cash provided by operating
                        activities                      2,742,000            2,260,000            1,252,000
Cash provided by investing activities:
         Principal collected on long-term loans        13,362,000           26,921,000           29,300,000
         Long-term loans originated or acquired       (19,536,000)         (29,071,000)         (34,812,000)
         Principal collected on mortgage-backed
           obligations                                  8,123,000            4,401,000            3,025,000
         Purchases of mortgage-backed obligations      (1,912,000)          (9,175,000)          (5,044,000)
         Proceeds from sale of mortgage-backed
          obligations                                     795,000            7,412,000                - -
         Purchase of office properties and equipment     (237,000)            (296,000)            (160,000)
         Proceeds from sales and maturities of
           investment securities                        2,980,000            1,687,000            1,856,000
         Purchases of investment securities            (2,059,000)               - -                  - -
                  Net cash provided by (used in)
                    investment securities               1,516,000            1,879,000           (5,835,000)
Cash provided by financing activities:
         Net increase (decrease) in savings accounts   (4,847,000)          (3,742,000)           4,310,000
         Net increase (decrease) in short-term
          borrowing                                         - -               (500,000)             500,000
         Proceeds from long-term borrowing                  - -                500,000              500,000
         Net increase (decrease) in advances by
           borrowers for taxes and insurance             (124,000)              53,000               56,000
         Dividends paid                                  (311,000)            (297,000)            (297,000)
                  Net cash provided by (used in)
                   financing activities                (5,282,000)          (3,986,000)           5,069,000

         Increase (decrease) in cash and equivalents   (1,024,000)             153,000              486,000

Cash and equivalents - beginning                        4,414,000            4,261,000            3,775,000
Cash and equivalents - ending                          $3,390,000           $4,414,000           $4,261,000
Supplemental schedule of noncash investing activities:
         Interest paid on savings accounts             $5,282,000           $6,843,000           $8,219,000
         Interest paid on borrowings                       52,000               88,000               89,000
         Income tax payments made                         104,000              132,000              130,000



              THE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                     ARE AN INTEGRAL PART OF THESE STATEMENTS

                NORTHLAND BANK OF WISCONSIN SSB AND SUBSIDIARIES
                              ASHLAND, WISCONSIN
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



Note 1.
Summary of Significant Accounting Policies:

 Business:

 The Bank and its subsidiaries are principally engaged in providing various related services in the thrift industry. Substantially all of the Bank's business activity is with customers in Northern Wisconsin.

 Principles of Consolidation:

 The accompanying consolidated financial statements include the accounts of NorthLand Bank of Wisconsin, SSB and its wholly-owned subsidiaries, NorthLand Finance, Inc., NorthLand Oil Company of Wisconsin, Inc., and NorthLand Investment Company of Wisconsin, Inc. All significant intercompany balances and transactions between the Bank and its subsidiaries have been eliminated.

 Cash Equivalents:

 Cash equivalents consist of federal funds sold, certificates of deposit and funds due from banks with maturities of three months or less.

 Investments:

 Debt securities are carried at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity. This reflects management's ability and intention to hold such investments to maturity. Equity securities are carried at the lower of cost or market. Gains or losses on the sale of investments are recognized in income at the time of sale, with cost being recorded on the specific identification method.




 Mortgage-Backed Securities:

 Mortgage-backed and related securities are stated at cost, adjusted for amortization of premiums and accretion of fees and discounts using a method that approximates level yield. The Bank has adequate liquidity and equity and it is generally management's intention to hold such assets to maturity. Should any be sold, gains and losses will be recognized based on the specific identification method. All sales are made without recourse.


 Loans Receivable:

 Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees and discounts. Interest on loans is recorded as earned. Generally, allowances are established for uncollected interest based upon management's evaluation of the collectibility on those loans more than ninety days past due.


 Allowance for Loan Losses:

 The Bank provides valuation allowances for estimated losses on loans at a level considered adequate by management to provide for potential loan losses. The adequacy of the allowance for loan losses is based on management's valuation of the loan portfolio, past loan experience and current and prospective economic conditions.


 Foreclosed Real Estate and Properties Subject to Foreclosure:


 Real estate owned which was acquired by foreclosure or by deed in lieu of foreclosure is carried at the fair value at date of foreclosure.
 Real estate in judgement and subject to redemption is carried at the lower of cost or fair value. Valuations are periodically performed by management and an allowance for losses is established by a charge to operations if the carrying value of a property exceeds its fair market value estimated costs to sell.


 Premises and Equipment:

 Land is carried at cost. Buildings, leasehold improvements, and furniture, fixtures and equipment are carried at cost less accumulated depreciation and amortization, computed by the straight-line method over the estimated useful lives of the assets.


 Cost in Excess of Net Assets of Acquired Businesses:

 The cost in excess of net assets of acquired businesses is being amortized by the straight-line basis over fifteen years.

 Deferred Income Taxes:

 Deferred income taxes are provided on income and expense items when they are reported differently for financial statement purposes in periods different from the periods in which these items are recognized in the Bank's income tax returns.

 Loan Sales:

 The Bank generates additional funds for lending by selling real estate loans. Gains or losses on such sales are recognized at the time of the sale and are determined by the difference between the net sale proceeds and the unpaid principal balance of the loans sold adjusted for any yield differential, servicing fees and servicing costs applicable to future years. Loans originated for sale in the secondary market are sold on an individual basis as originated.

Note 1.
Summary of Significant Accounting Policies - Continued:


 Loan Discounts and Premiums:

 The excess of the unpaid principal balances of mortgage loans of an acquired business over the fair values assigned to such loans at the acquisition date is being amortized using the level-yield method, adjusted for prepayments, over the weighted average terms to maturity.

 Loan Fees:

 Loan origination and commitment fees and certain direct loan origination costs are being deferred and the net amount amortized as an adjustment of the related loan's yield on the level yield method, over the contractual life of the loan.

 Employee Benefit Plan:

 The Bank and its subsidiaries have a qualified profit-sharing plan for substantially all of its full-time employees. The plan provides for contributions in an amount which is at the discretion of the Bank's Board of Directors. The contribution for the years ended September 30, 1993, 1992 and 1991 was $60,000, $60,000 and $60,000, respectively.


 Earnings Per Share:

 Earnings per share of common stock is based on the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The resulting number of shares used in computing earnings per share for each of the years ended September 30, 1993, 1992, and 1991 were 494,148.


 Reclassifications:

 Certain items on the 1991 and 1992 financial statements have been reclassified to conform to the 1993 reporting classification.


Note 2.  Investment Securities:

 Investment securities consist of the following at September 30:

                                                 1993
                                          Carrying value  Market value
 U.S. Treasury and agency obligations      $2,500,000      $2,560,000
 Commercial paper and other
    investments                             2,750,000       2,931,000
 Federal Home Loan Bank common
    stock                                     749,000         749,000
                                           $5,999,000      $6,240,000

                                                 1992
 U.S. Treasury and agency obligations     Carrying value  Market value
 Commercial paper and other                $2,838,000      $2,864,000
    investments
 Federal Home Loan Bank common              3,142,000       3,250,000
    stock
                                              739,000         739,000
                                           $6,719,000      $6,853,000

                                                 1991
 U.S. Treasury and agency obligations     Carrying value  Market value
 Commercial paper and other                $3,319,000      $3,266,000
    investments
 Federal Home Loan Bank common              4,141,000       4,028,000
    stock
                                              698,000         698,000
                                           $8,158,000      $7,992,000

 The amortized cost and estimated market values of investments in debt securities are as follows as of September 30,:

                                              1993           Gross           Gross         Estimated
                                           Amortized       Unrealized      Unrealized        Market
                                              Cost           Gains           Losses          Value
 U.S. Treasury and agency obligations     $ 2,500,000         $60,000      $    - -       $2,560,000
 Commercial paper and other
    investments                             2,750,000         181,000           - -         2,931,000
                                          $ 5,250,000       $ 241,000           - -        $5,491,000



                                                 1992        Gross           Gross         Estimated
                                           Amortized       Unrealized      Unrealized        Market
                                              Cost           Gains           Losses          Value
 U.S. Treasury and agency obligations      $2,838,000         $81,000        ($55,000)     $2,864,000
 Commercial paper and other
    investments                             3,142,000         109,000          (1,000)      3,250,000
                                           $5,980,000        $190,000        ($56,000)     $6,114,000



                                              1991           Gross           Gross         Estimated
                                           Amortized       Unrealized      Unrealized        Market
                                              Cost           Gains           Losses          Value
 U.S. Treasury and agency obligations      $3,319,000         $15,000        ($68,000)     $3,266,000
 Commercial paper and other
    investments                             4,141,000               0        (113,000)      4,028,000
                                           $7,460,000         $15,000        ($181,000)    $7,294,000



 The amortized cost and estimated market value of debt securities at September 30, 1993, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                           Commercial        Total         Estimated
                                          U.S. Treasury    and Other       Amortized         Market
                                           and Agency     Investments         Cost           Value
 Due in one year or less                   $     -  -     $      -  -     $      -  -      $      - -
 Due one year through five                  2,264,000         760,907       3,024,907       3,111,000
 Due five years through ten                   236,000             - -         236,000         236,000
 Due after ten years                              - -       1,989,000       1,989,000       2,144,000
                                           $2,500,000      $2,749,907      $5,249,907      $5,491,000



 Note  3. Mortgage-Backed Securities:

 The carrying values and estimated market values of mortgage-backed securities are summarized as follows at September 30:


                                       Principal        Unearned        Unearned        Carrying         Market
                                        Balance         Premiums       Discounts         Value           Value
 1993:
 GNMA                                  $1,850,000         $11,000        ($12,000)     $1,849,000      $1,937,000
 FHLMC                                 11,273,000          23,000         (14,000)    $11,282,000      11,733,000
 FNMA                                   5,472,000          28,000          (8,000)      5,492,000       5,666,000
                                      $18,595,000         $62,000        ($34,000)    $18,623,000     $19,336,000

 1992:
 GNMA                                  $2,442,000         $32,000        ($15,000)     $2,459,000      $2,627,000
 FHLMC                                 16,851,000          31,000         (17,000)    $16,865,000      17,681,000
 FNMA                                   6,289,000          27,000         (11,000)      6,305,000       6,513,000
                                      $25,582,000         $90,000        ($43,000)    $25,629,000     $26,821,000
/TABLE

 Note 4.  Loans Receivable:

 Loans receivable are summarized as follows as of September 30:

                                                                             1993            1992
 First mortgage loans - one to four family                            $52,743,831     $46,971,000
 First mortgage loans - other                                          15,434,000      14,093,000
 Participation loans                                                      574,000         996,000
 Consumer loans                                                        16,538,000      16,701,000
 Commercial loans                                                      11,404,000      11,099,000
                             Totals                                    96,693,831      89,860,000
 Add: Unamortized premium on loans purchased                              194,000         240,000
 Less:  Undisbursed loan funds                                             47,831          16,000
            Allowance for losses                                          922,000         859,000
            Deferred loan fees                                            252,000         167,000
                                                                        1,221,831       1,042,000
                             Total loans receivable                   $95,666,000     $89,058,000


 Loans serviced for others not included in the above amounts at September 30, 1993, 1992 and 1991 were $27,084,000, $26,735,000, and $29,208,000, respectively.

 Premium on loans purchased consists of the excess of fair market value over book value of the loans acquired with the purchase of the Bank's Minocqua, Wisconsin branch. The premium of $500,000 is being amortized over 12 years using the interest method.

 Transactions in the allowance for losses on loans are summarized as follows for the years ended September 30:

                                                             1993            1992            1991
 Balance - beginning                                     $859,000        $664,000        $697,000
  Provision                                               447,000       1,615,000         733,000
  Chargeoffs                                             (384,000)     (1,420,000)       (766,000)
 Balance - ending                                        $922,000        $859,000        $664,000



 Loans receivable from officers and directors totalled $1,957,000 and $1,032,000 at September 30, 1993 and 1992, respectively. During the year ended September 30, 1993 $1,063,000 of new loans were made and repayments totalled $138,000.

 Note 5.  Accrued Interest Receivable:

 Accrued interest receivable is summarized as follows at September 30:

                                                       1993            1992
 Loans receivable                                     $695,000        $807,000
 Mortgage backed certificates                          177,000         256,000
 Investments                                            99,000         197,000
                                                      $971,000      $1,260,000

 Note 6.  Foreclosed Properties and Properties Subject to Foreclosure:

 Foreclosed properties and properties subject to foreclosure are summarized as follows at September 30:
                                                        1993            1992
 Real estate acquired in settlement of loans           $75,000        $436,000
 Real estate in judgement and subject to redemption      7,000         410,000
 Consumer goods owned                                    1,000         118,000
                                                       $83,000        $964,000

 Note 7.  Premises and Equipment:

 Premises and equipment are summarized by major classification as follows at September 30:
                                                         1993            1992

 Land and improvements                                 $423,000        $423,000
 Buildings and improvements                           2,031,000       1,917,000
 Leasehold improvements                                 104,000         105,000
 Furniture, fixtures and equipment                    2,593,000       2,460,000
       Total                                          5,151,000       4,905,000
 Less accumulated depreciation                        2,689,000       2,229,000
       Net office property and equipment             $2,462,000      $2,676,000

Note 8.  Savings Accounts:

 Savings accounts are summarized as follows at September 30:
                                             1993                1992
                                           Amount    %         Amount    %

 Passbook rates                       $23,819,000   21    $21,176,000   15
 NOW accounts                          23,408,000   20     20,566,000   15
 Money market deposit                   2,144,000    2      1,976,000    2
 Certificates of deposit
    3-4.99%                            27,482,000   25     32,774,000   27
    5-6.99%                            16,464,000   14     18,074,000   15
    7-8.99%                             6,294,000    5     15,032,000   12
    9-10.99%                            9,884,000    9      7,239,000    6
  11 or greater                         4,957,000    4      2,462,000    2
                                       65,081,000   57     75,581,000   68
     Total savings accounts          $114,452,000  100%  $119,299,000  100%

 Savings accounts are summarized by weighted average rate as follows at September 30:
                                                  1993            1992
 Passbook  rates                                  2.33%           3.65%
 NOW accounts                                     2.25%           2.84%
 Money market deposit                             2.70%           3.37%
 Certificates of deposit                          5.13%           6.28%

 Interest on savings is comprised of the following for the years ended September 30:
                                       1993            1992            1991
 NOW and money market                $455,000        $526,000        $704,000
 Passbook savings                     582,000         867,000       1,031,000
 Certificates of deposit            4,213,000       5,332,000       6,524,000
   Total interest on savings       $5,250,000      $6,725,000      $8,259,000

 The following is a summary of certificate maturities for each of the next four years by rate:

 Rates                 1994            1995            1996        Thereafter
  3%               $482,000         $84,000           $ - -         $10,000
  4%             25,200,000       1,696,000             - -          10,000
  5%              6,719,000       2,783,000       2,085,000         371,000
  6%              1,614,000         757,000         252,000       1,883,000
  7%              1,866,000         372,000          62,000         904,000
  8%              1,091,000         249,000       1,283,000         467,000
  9%              1,017,000         751,000         487,000       2,931,000
 10%                458,000          13,000         381,000       3,846,000
 11%                574,000       2,376,000       1,321,000         686,000
                $39,021,000      $9,081,000      $5,871,000     $11,108,000

 The amount of brokered deposits included above totalled $993,000 and $2,281,000 at September 30, 1993 and 1992, respectively.

Note 9.  Advances Federal Home Loan Bank:

 Advances from the Federal Home Loan Bank are collateralized by Federal Home Loan Bank stock and pledges of certain real estate mortgage loans.
 These advances are due on demand and are summarized as follows at
 September 30:
                                                          1993            1992

 Advances with interest at indexed rates (4.62% at September 30, 1993 and 4.925% at September 30,
  1992) due during the following years:

                             1994                     $250,000        $250,000
                             1995                      250,000         250,000
                             1996                      500,000         500,000
                                                    $1,000,000      $1,000,000

 Interest on all borrowings is comprised of the following for the years ended September 30:

                                         1993            1992            1991

 Interest on short-term borrowings    $   - -         $42,000         $77,000
 Interest on long-term borrowings      52,000          46,000          12,000
                                      $52,000         $88,000         $89,000


Note 10.  Income Taxes:

 Effective October 1, 1992, the Bank changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes." As permitted under the new rules, prior years' financial statements have not been restated. The cumulative effect of the adoption of SFAS No. 109 as of October 1, 1992 was to increase net income by $353,000. This credit resulted primarily from the recognition of benefits attributed to the accumulation of financial statement allowances in excess of allowable tax bad debt reserves after the base year (September 30, 1988).

 The provision for income taxes differs from that computed at federal and state statutory corporate rates, as follows for the years ended September 30:

                                                             1993            1992            1991
 Tax at federal statutory rate                           $644,000        $112,000        $259,000
 Increases (decreases) in taxes:
  State income tax - net of federal benefit               104,000          18,000          40,000
  Tax exempt interest                                      (5,000)         (6,000)        (15,000)
 Amortization                                              36,000          36,000          36,000
 Other                                                      8,000          51,000         (12,000)
                                                         $787,000        $211,000        $308,000

 The provision for income taxes consists of the following for the years ended September 30:
                                      1993            1992            1991
 Current                            $876,000        $257,000        $263,000
 Deferred                            (89,000)        (46,000)         45,000
                                    $787,000        $211,000        $308,000

 Deferred tax expense results from timing differences in the recognition of income and expense for tax and financial reporting purposes. The sources of the differences and the related tax effects were as follows for the years ended September 30:

                                       1993            1992            1991
 Depreciation                        ($35,000)       ($52,000)       ($12,000)
 Provision for loan losses            (52,000)            - -             - -
 Provision for investment losses          - -             - -          54,000
 Loan fees                            (34,000)            - -             - -
 Other                                 32,000           6,000           3,000
                                     ($89,000)       ($46,000)        $45,000

 The Bank has qualified under the provisions of the Internal Revenue Code which permit as a deduction from taxable income an allowance for bad debts which differs from the provision for such losses charged to income. Accordingly, retained earnings at September 30, 1993, includes
 $1,990,000 for which no provision for income taxes has been made.
 If in the future this portion of retained earnings is used for any purpose other than to absorb bad debt losses, federal income taxes may be imposed at the then applicable rates.

Note 11.  Commitments:

 In the ordinary course of business the Bank has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Bank and it's subsidiaries are defendants in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial positions of the Bank and it's subsidiaries. The principal commitments of the Bank and it's subsidiaries are as follows:

 Loan commitments:

 In addition to undisbursed loan funds, the Bank has commitments to originate variable rate mortgage loans of $826,000 for prevailing market rates (6.75%) at September 30, 1993.

 Lease commitments:

 At September 30, 1993, the Bank and it's subsidiaries were obligated under noncancelable operating leases for office space. Certain leases contain escalation clauses providing for increased rentals. Net rent expenses under operating leases, included in occupancy expenses, were $70,000, $63,000, and $54,000, for the years ended September 30, 1993, 1992 and 1991, respectively.

 Projected minimum rental payments under the lease terms at September 30, 1993 are as follows:

 Years ended September 30,                                Amount

     1994                                                 $58,000
     1995                                                  37,000
     1996                                                  23,000
     1997                                                   9,000
                                                         $127,000

Note 12.  Stockholders' Equity:

 On August 9, 1989, the Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) was passed and the Savings Association Insurance Fund (SAIF) was established as a fund of the Federal Deposit Insurance Fund (FDIC). Deposits in the Banks are insured to the maximum allowable amounts by this fund.

 Provision of FIRREA impose stricter minimum capital requirements on SAIF-insured institutions than had been imposed before and further mandated that regulations be promulgated by SAIF which establish additional capital requirements. These regulations went into effect on December 7, 1989.

 Under the provisions of FIRREA, the Banks are required to meet tangible, core and risk-based capital requirements. Tangible capital generally consists of stockholders' equity minus certain intangible assets. Core capital generally consists of stockholders' equity. The risk based capital requirements presently address credit risk related to both recorded assets and off-balance sheet commitments and obligations.

 The Banks' various Office of Thrift Supervision (OTS) regulatory measurements at September 30, 1993 are determined as set forth below:

 Bank's stockholders' equity                                    $11,186,000
    Less investment in nonincludable subsidiaries                   (49,000)
    Less goodwill                                                  (726,000)
 Tangible Capital                                                10,411,000
    Add qualifying intangibles                                      726,000
 Core Capital                                                    11,137,000
    Add general valuation allowances                                842,000
 Risk-Based Capital                                             $11,979,000


 The following is a summary of the Bank's minimum capital requirements at September 30, 1993:
                                                                   Capital
                                   Minimum          Bank's       in Excess of
                                 Requirement       Capital       Requirement

 Leverage based core capital       $3,830,000     $11,137,000      $7,307,000
 Tangible capital                   1,912,000      10,411,000       8,499,000
 Risk-based capital                 6,672,000      11,979,000       5,307,000

 Leverage based core capital            3.00%           8.72%           5.72%
 Tangible capital                       1.50%           8.17%           6.67%
 Risk-based capital                     8.00%          14.36%           6.36%

 In addition to the above requirements, the Bank, as a condition of it's charter issued by the Office of the Commissioner of Savings and Loans of the State of Wisconsin, is required to maintain a minimum level of capital. The Bank exceeded the Wisconsin minimum capital requirement of $7,707,000 by $3,478,000, at September 30, 1993.


Note 13.  Financial Instruments with Off-Balance-Sheet Risk:

 The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest-rate risk in excess of the amount recognized in the balance sheet. The contract or notional amounts of those instruments reflect the Bank's involvement in particular classes of financial instruments.

 The Bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit, standby letters of credit and financial guarantees written is represented by the contractual notional amount of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless noted otherwise the Bank does not require collateral or other security to support financial instruments with credit risk.

 Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. Generally collateral is not obtained.

 Standby letters of credit and financial guarantees written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. These guarantees expire in decreasing amounts through 1995. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Generally the Bank does not require collateral for these contracts.

                                                             Contract or
 Financial instruments the contract amounts                    Notional
   of which represent credit risk:                              Amount

   Commitments to extend credit                               $1,710,000
   Standby letters of credit                                     451,000
   Financial guarantees                                          769,000




Note 14.  Subsequent Event:

 Subsequent to the end of the year the Bank's Board of Directors approved an agreement with First Financial Corporation, whereby the bank's common stock will be traded for First Financial Corporation common stock and then merged with the acquiror. This merger is subject to approval by the shareholders and regulatory authorities.

                            INDEPENDENT AUDITOR'S REPORT




Board of Directors
NorthLand Bank of Wisconsin, SSB

We have audited the accompanying consolidated balance sheets of NorthLand Bank of Wisconsin, SSB and Subsidiaries as of September 30, 1993 and 1992, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended September 30, 1993, 1992, and 1991. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NorthLand Bank of Wisconsin, SSB and Subsidiaries, as of September 30, 1993 and 1992, and the results of their operations and their cash flows for the years ended September 30, 1993, 1992, and 1991, in conformity with generally accepted accounting principles.



                                     KELLER & YODER




Wisconsin Rapids, Wisconsin
November 3, 1993

           NORTHLAND BANK OF WISCONSIN, SSB AND SUBSIDIARIES
                        ASHLAND, WISCONSIN
               SUPPLEMENTARY FINANCIAL INFORMATION

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The following table presents summarized quarterly data for the year ended September 30, 1993:

                                           Three Months Ended
                          December 31   March 31      June 30   September 30

Interest income            $2,931,000   $2,825,000   $2,815,000   $2,662,000
Interest expense            1,454,000    1,343,000    1,276,000    1,229,000

 Net Interest               1,477,000    1,482,000    1,539,000    1,433,000

Other income                  276,000      431,000      242,000      443,000
Other expense               1,073,000    1,592,000    1,531,000    2,019,000

 Net income                  $680,000     $321,000     $250,000    ($143,000)



BALANCE SHEET DATA:

                                                             September 30,
                                       1993         1992         1991         1990         1989



Loans receivable                   $ 95,666,000  $ 89,058,000 $ 88,298,000 $ 83,131,000 $ 80,843,000

Mortgage - backed securities         18,623,000    25,629,000   28,267,000   26,248,000   26,578,000
Investments                           5,999,000     6,719,000    6,158,000    9,991,000   11,842,000
Costs in excess of
  net assets acquired                   726,000       834,000      941,000    1,064,000    1,201,000
Total assets                        128,660,000   131,770,000  135,687,000  130,825,000  129,594,000

Savings deposits                    114,452,000   119,299,000  123,041,000  118,731,000  115,762,000
Borrowings                            1,000,000     1,000,000    1,000,000          - -    1,968,000
Stockholders' equity                 11,186,000     9,962,000   10,142,000    9,984,000   10,555,000
Number of full
  service offices                             8            8            8            8            8

STATEMENTS OF OPERATIONS:
                                                     Years Ended September 30,
                                       1993         1992         1991         1990         1989

Interest income                    $11,233,000  $12,172,000  $13,092,000  $12,965,000  $13,211,000
Interest expense                     5,302,000    6,813,000    8,348,000    8,597,000    9,026,000
Provision for loan loss                447,000    1,615,000      733,000    1,119,000      746,000
  Net interest income
    after provision                  5,484,000    3,744,000    4,011,000    3,249,000    3,439,000
Other income                         1,392,000    1,544,000    1,209,000      830,000    1,248,000
General and administrative           4,981,000    4,960,000    4,458,000    4,345,000    4,123,000
Income tax expense                     787,000      211,000      308,000      (66,000)     230,000
Net income before cumulative effect of
  a change in accounting principle   1,108,000      117,000      454,000     (200,000)     334,000
Cumulative effect of a change
    in accounting principle             353,000         - -          - -          - -          - -

Net income                           $1,461,000     $117,000     $454,000    ($200,000)    $334,000


                                                    Years Ended September 30,
                                           1993         1992         1991         1990         1989
PER SHARE INFORMATION

Net income before cumulative effect of
    a change in accounting principle      $2.25        $0.24        $0.92       ($0.40)       $0.68
Cumulative effect of a change
    in accounting principle                0.71          - -          - -          - -          - -
Net income                                $2.96        $0.24        $0.92       ($0.40)       $0.68

Dividends                                 $0.48        $0.60        $0.60        $0.75        $0.65


             NORTHLAND BANK OF WISCONSIN, SSB AND SUBSIDIARIES
                          ASHLAND, WISCONSIN

                 SUPPLEMENTARY FINANCIAL INFORMATION

NORTHLAND BANK OF WISCONSIN                      ANNUAL REPORT DATA
SEPTEMBER 30, 1993


AVERAGE YIELDS ON:                          September 30,        Years Ended September 30,
                                           1993         1993         1992         1991

Loan portfolio                             9.15%        9.81%       10.52%       11.35%
Mortgage-backed certificate portfolio      7.90%        7.65%        7.95%        8.64%
Investment portfolio                       7.52%        7.83%        6.42%        7.57%
Deposit accounts and other                 3.64%        3.08%        4.18%        5.83%

All interest earning
  assets                                   8.88%        9.18%        9.59%       10.40%

AVERAGE RATES PAID ON:

Savings accounts                           4.22%        4.52%        5.65%        6.92%
FHLBB advances and
  other borrowings                         4.62%        4.92%        5.01%        6.32%

All interest-bearing
  liabilities                              4.22%        4.53%        5.64%        6.91%

Average interest rate
  spread                                   4.66%        4.65%        3.95%        3.49%

Net yield on interest
  earning assets (1)                        N/A         4.84%        4.22%        3.77%

 (1) Net interest earnings divided by average interest-earning assets, with net interest earnings equaling the difference between the dollar amount of interest earned and paid.

                                          Year ended September 30, 1993
                                          Average
                                          Balance     Interest          Rate

Interest-earning assets:

Loan portfolio                          $90,817,000   $8,912,000         9.81%
Mortgage-backed certificate portfolio    22,799,000    1,743,000         7.65%
Investment portfolio                      6,459,000      506,000         7.83%
Deposit accounts and other                2,341,000       72,000         3.08%

  Total                                 122,416,000   11,233,000         9.18%

Interest-bearing liabilities:

Savings accounts                        116,067,000    5,250,000         4.52%
FHLB advances and other
  borrowings                              1,056,000       52,000         4.92%

  Total                                 117,123,000    5,302,000         4.53%

Net earning balance and
  interest rate spread                   $5,293,000                      4.65%

Average interest-earning
  assets, interest and net
  yield on average interest-
  earning assets                       $122,416,000   $5,931,000         4.84%


                                         Year ended September 30, 1992
                                          Average
                                          Balance     Interest         Rate

Interest-earning assets:
Loan portfolio                         $89,691,000   $9,437,000        10.52%
Mortgage-backed certificate portfolio   25,696,000    2,042,000         7.95%
Investment portfolio                     9,533,000      612,000         6.42%
Deposit accounts and other               1,939,000       81,000         4.18%

  Total                                126,859,000   12,172,000         9.59%

Interest-bearing liabilities:

Savings accounts                       119,113,000    6,725,000         5.65%
FHLB advances and other
  borrowings                             1,757,000       88,000         5.01%

  Total                                120,870,000    6,813,000         5.64%

Net earning balance and
  interest rate spread                  $5,989,000                      3.95%

Average interest-earning
  assets, interest and net
  yield on average interest-
  earning assets                     $126,859,000    $5,359,000         4.22%

                                               Year ended September 30, 1991
                                           Average
                                           Balance     Interest        Rate

Interest-earning assets:


Loan portfolio                         $87,196,000   $9,897,000        11.35%
Mortgage-backed certificate portfolio   27,258,000    2,354,000         8.64%
Investment portfolio                     9,870,000      747,000         7.57%
Deposit accounts and other               1,613,000       94,000         5.83%

  Total                                125,937,000   13,092,000        10.40%

Interest-bearing liabilities:

Savings accounts                       119,395,000    8,259,000         6.92%
FHLB advances and other
  borrowings                             1,408,000       89,000         6.32%

  Total                                120,803,000    8,348,000         6.91%

Net earning balance and
  interest rate spread                  $5,134,000                      3.49%
Average interest-earning
  assets, interest and net
  yield on average interest-
  earning assets                      $125,937,000    $4,744,000        3.77%


ANALYSIS OF CHANGES IN NET INTEREST INCOME

                                                               1993 vs. 1992
                                         Rate        Volume    Rate \ Volume    Total
Interest-earning assets:

Loan portfolio                        ($643,000)    $110,000       $8,000    ($525,000)
Mortgage-backed certificate portfolio   (69,000)    (221,000)      (9,000)   ($299,000)
Investment portfolio                     91,000     (241,000)      44,000    ($106,000)
Deposit accounts                        (26,000)      12,000        5,000       (9,000)

  Total                               ($647,000)   ($340,000)     $48,000    ($939,000)

Interest-bearing liabilities:

Savings accounts                    ($1,303,000)   ($138,000)    ($34,000) ($1,475,000)
FHLB advances and other
  borrowings                             (1,000)     (35,000)         - -      (36,000)

  Total                             ($1,304,000)   ($173,000)    ($34,000) ($1,511,000)

Net change in interest
  Income (expense)                     $657,000    ($167,000)     $82,000     $572,000


                                                               1992 vs. 1991
                                       Rate        Volume    Rate \ Volume    Total
Interest-earning assets:

Loan portfolio                        ($743,000)    $263,000      $20,000    ($460,000)
Mortgage-backed certificate portfolio  (177,000)    (124,000)     (11,000)   ($312,000)
Investment portfolio                   (109,000)     (22,000)      (4,000)   ($135,000)
Deposit accounts                        (32,000)      14,000        5,000      (13,000)

  Total                             ($1,061,000)    $131,000      $10,000    ($920,000)

Interest-bearing liabilities:

Savings accounts                    ($1,514,000)    ($16,000)     ($4,000) ($1,534,000)
FHLB advances and other
  borrowings                            (23,000)      17,000        5,000       (1,000)

  Total                             ($1,537,000)      $1,000       $1,000  ($1,535,000)

Net change in interest
  Income (expense)                     $476,000     $130,000       $9,000     $615,000





                                                                1991 vs. 1990
                                         Rate        Volume    Rate \ Volume    Total
Interest-earning assets:

Loan portfolio                         $114,000      $94,000       $1,000     $209,000
Mortgage-backed certificate portfolio   (18,000)     106,000          - -      $88,000
Investment portfolio                   (104,000)     (57,000)       6,000    ($155,000)
Deposit accounts and other               (7,000)      (8,000)         - -      (15,000)

  Total                                ($15,000)    $135,000       $7,000     $127,000

Interest-bearing liabilities:

Savings accounts                      ($414,000)    $192,000      ($9,000)   ($231,000)
FHLB advances and other
  borrowings                            (33,000)      21,000       (6,000)     (18,000)

  Total                               ($447,000)    $213,000     ($15,000)   ($249,000)

Net change in interest
  Income (expense)                     $432,000     ($78,000)     $22,000     $376,000



                                          1993         1992         1991         1990         1989

RATIOS (1) (Average balances
are determined on a monthly basis)

Net income to average assets               1.12%        0.09%        0.35%       -0.15%        0.25%
Net income to average stockholders'
   equity                                 13.82%        1.17%        4.51%       -1.95%        6.96%
Common stock dividends to net income      16.22%      253.33%       65.42%         N/A        95.81%
Average stockholders' equity to
   average assets                          8.59%        7.56%        7.89%        7.80%        7.60%






Nonaccrual, 90 day Past Due,
Restructured and Other Problem Loans
September 30, (in thousands)                           1993         1992         1991



Nonaccrual Loans                                        $657         $236         $256
Accruing Loans 90 Days Contractually Past Due              2           47        1,283
Troubled debt restructurings                             723          524          645
Other problem loans                                      875        1,317        2,301

   Total                                              $2,257       $2,124       $4,485

  As a percentage of total loans                        1.97%        1.85%        3.91%
  As a percentage of total assets                       1.75%        1.61%        3.40%

The amount of interest income recognized on
  the non-accrual loans during the year ended
  September 30,                                          $12           $8          $15

The amount of interest income that would have
  been recognized had the above nonaccrual loans
  been current for the year ended September 30,          $24          $19          $43


NorthLand Bank of Wisconsin, ssb
Annual report - listing of personnel and other information, page 24 for the year ended September 30, 1993


BOARD OF                         OFFICERS                            SUBSIDIARIES
DIRECTORS
                               Michael V. Masterson                  NorthLand Finance Company, Inc.
Omer O. Nelson                 President and                         Eugene A. Halker, Chairman
Chairman                       Chief Executive Officer               James K. Audetat, President

Matthew F. Anich               John P. Marvin, CPA                   Ashland Office
                               Executive Vice President              Dorothy Mihalek, Manager
Eugene A. Halker               Chief Financial Officer               410 Main Street W.,  54806
                               Secretary
Gerald A. Larson                                                     Phillips Office
                               Michael W. Simon                      Timothy Fischer, Manager
LeRoy E. Lee                   Vice President and                    225 N. Lake Avenue, 54555
                               Senior Loan Officer
John H. Maitland, CPA                                                Rice Lake Office
                               Jeffrey A. Beirl                      Donald Sorenson. Manager
Edwin R. Malmberg              Vice President / Controller           38 N. Main Street, 54868

Michael V. Masterson           Jamie L. Wagner                       Ladysmith Office
                               Vice President and                    Lori Stushek, Manager
Robert J. O'Leary              Chief Information Officer             120 E. Miner Avenue  54848

Donald R. Tyndall              Phylene B. Prentice                   Rhinelander Office
                               Vice President / Retail Banking       Jack McCabe , Manager
                                                                     114 S. Courtney Street, 54501
OFFICES                        Kenneth J. Provost
                               Treasurer                             Menomonie Office
Main office                                                          Larry J. Sinz, Manager
221 Fourth Avenue W.           Vicky L. Westlund                     129 E. Main Street, 54751
Ashland, WI  54806             Assistant Vice President / Lending

Hayward Office                 Mary E. Linder                        INVESTOR
10 Main Street                 Assistant Vice President, Minocqua    INFORMATION
Hayward, WI  54843
                               David W. Nicolaus                     STOCK LISTING
Iron River Office              Assistant Vice President, Park Falls  NorthLand Bank of Wisconsin,
420 S. Main Street                                                   ssb common stock is traded in
Iron River, WI  54847          Linda L. Weber                        the over-the-counter (OTC)
                               Branch Manager, Hayward               market under the symbol of
Bayfield Office                                                      NLBW.
117 S. Broad Street            Sally Pyykola
Bayfield, WI  54814            Branch Manager, Iron River            TRANSFER AGENT
                                                                     Norwest Bank of Minnesota
Park Falls Office              Duane R. Gasperini                    North, N.A.
1414 S. Fourth Avenue          Branch Manager, Bayfield & Washburn   Capital Management and Trust
Park Falls, WI  54552                                                Department
                               William P. Brunell                    P.O. Box 488
Washburn Office                Branch Manager, Hurley                Duluth, MN  55801-0488
104 S. Washington Avenue
Washburn, WI  54891                                                  AUDITORS
                                                                     Keller & Yoder
Hurley Office                                                        Certified Public Accountants
117 Second Avenue N.                                                 P.O. Box 757
Hurley, WI  54534                                                    Wisconsin Rapids, WI  54495-0757

Minocqua Office                                                      10K
575 Old Highway 5                                                    A copy of the Form 10-K as filed
Minocqua, WI  54548                                                  with the Office of Thrift Supervision,
                                                                     Department of Treasury will be provided
                                                                     without charge to each shareholder.


                                                                     Requests should be directed to
                                                                     Kenneth J. Provost, Treasurer, at the
                                                                     Corporate address.

                               PART II

               INFORMATION NOT REQUIRED IN PROSPECTUS




Item 21.  Exhibits and Financial Statement Schedules.

     2    Agreement  and Plan of Merger dated October 13, 1993  among
          NorthLand  Bank  of  Wisconsin,  S.S.B.,  FFC,  and   First
          Financial Bank, FSB.*

     4.1 Form of Certificate of Common Stock (incorporated herein by reference to Exhibit 4.3 of the Registrant's Registration Statement on Form S-1 (Registration No. 2-88289) filed on December 7, 1983).

     5 Opinion of Hogan & Hartson as to the legality of the securities registered hereunder, including the consent of that firm.

     23.1 Consent  of  Hogan & Hartson (incorporated by reference  to
          Exhibit 5).

     23.2 Consent of Ernst & Young.

     23.3 Consent of Keller & Yoder.

     23.4 Consent of Robert W. Baird & Co. incorporated

     24   Power of Attorney

     28.1 Sections 180.0850 - 180.0859 of the Wisconsin Business Corporation Law (incorporated by reference to Exhibit 28.1 of the Registrant's Registration Statement on Form S-3 (Registration No. 33-52638) filed on September 29, 1992).*
__________________
*Previously filed.

                             SIGNATURES


      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Stevens Point, State of Wisconsin, on January 13, 1993.

                                   FIRST FINANCIAL CORPORATION


                                   By: /s/ John C. Seramur
                                       John C. Seramur
                                       President and Chief Executive
                                       Officer



     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 15, 1993.



/s/  John  C.  Seramur                      President and  Chief  Executive
  John C. Seramur                           Officer, Director



/s/   Thomas   Neuschaefer                  (principal   financial   and
   Thomas Neuschaefer                       accounting officer)



/s/  Robert M. Salinger (attorney-in-fact)  Chairman  of  the  Board,
   Robert S. Gaiswinkler                    Director



/s/  Robert M. Salinger (attorney-in-fact)  Director
 Gordon M. Haferbecker



/s/  Robert M. Salinger (attorney-in-fact)  Director
  James O. Heinecke


/s/  Robert M. Salinger (attorney-in-fact)  Director
  Robert T. Kehr


/s/  Robert M. Salinger (attorney-in-fact)  Director
   Paul C. Kehrer


/s/  Robert M. Salinger (attorney-in-fact)  Director
  Robert P. Konopacky


/s/  Robert M. Salinger (attorney-in-fact)  Director
  Dr. George R. Leach


/s/  Robert M. Salinger (attorney-in-fact)  Director
   Ignatius H. Robers


/s/  Robert M. Salinger (attorney-in-fact)  Director
    John H. Sproule


/s/  Robert M. Salinger (attorney-in-fact)  Director
    Ralph R. Staven


/s/  Robert M. Salinger (attorney-in-fact)  Director
    Normal L. Wanta


/s/  Robert M. Salinger (attorney-in-fact)  Director
     Arlyn G. West


                                            Director
   Kenneth B. Willett